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Follow-Up
Materials


09045798

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ____________

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 13, 2009

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 6 and 14 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 13, 2009.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2008, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310.

The Information Statement is also available on the Bank's website at http://www.iadb.org/fin/financial_info.cfm. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 13, 2009

SUMMARY INFORMATION

As of December 31, 2008

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 21 non-borrowing member countries. The five largest members by shareholdings are the United States, Argentina, Brazil, Mexico and Venezuela.

The principal office of the IADB is located in Washington, D.C. with offices in each of its borrowing member countries as well as in Paris and Tokyo.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). All information provided in this Summary Information refers to the IADB's Ordinary Capital.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $96.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Up to 2007, the IADB's Ordinary Capital generated net income in every year since its inception. In 2008 the IADB's Ordinary Capital had a Net loss[1] of $22 million. Unrealized investment losses from the current financial markets crisis of $1.6 billion were partially offset by net unrealized gains of $1 billion on non-trading derivatives and borrowings measured at fair value due to the overall increase in the IADB's credit spreads at the end of the year. Over the years, net income has been substantially maintained in retained earnings aggregating $15.1 billion. Loss before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously Effects of SFAS 133[2] and currency transaction adjustments), which is defined as "Operating Income (Loss)" in this Information Statement, totaled $972 million in 2008.

At the end of the year, the Total Equity to Loans Ratio or TELR[3] equaled 35.3%. The IADB's capital adequacy policy measures the sufficiency of economic capital and defines the desired level for the TELR as 38%.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $49.4 billion, before swaps, were denominated in 20 currencies and included $3.1 billion of short-term borrowings.

The IADB limits its Net Borrowings[4] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1%, with the balance from Japan, Canada and the other nonregional members). Net Borrowings were $32.5 billion, or 67.4% of the $48.3 billion of callable capital stock of the non-borrowing member countries.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $51.2 billion, of which 95% was sovereign-guaranteed. The total amount of outstanding loans and guarantees is limited to the paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the IADB follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made without a sovereign guarantee, including loans to sub-sovereign entities, as well as financings in all sectors.

As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% the previous year. Non-sovereign guaranteed operations grew $1.6 billion to a level of $3.3 billion, comprised of $2.4 billion in loans outstand-

[1]References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the Information Statement.

[2]Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[3]The TELR is the ratio of the sum of "equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and the cumulative impact of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

[4] "Net Borrowings" are borrowings and gross guarantee exposure, less qualified liquid assets (after swaps), and the special reserve assets, which are kept solely for meeting the Bank's obligations on borrowings and guarantees.

ing and $0.9 billion in guarantee exposure, reflecting the IADB's increased emphasis in these operations.

Most outstanding loans are priced on a cost pass-through basis, in which the cost of borrowing, plus a lending spread and other charges, are passed on to the borrower. The IADB lends and invests the proceeds of borrowings in the after-swap currencies.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $169 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquidity Program for Growth Sustainability: In November 2008, the Board of Governors approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the IADB emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions. As of December 31, 2008, loans of $900 million had been approved under this Program.

Liquid Investments: The IADB's liquidity policy calls for holdings of liquid assets to be sufficiently large to ensure that adequate resources are available to meet future cash flow needs. Under its liquidity policy, the IADB establishes yearly minimum and maximum liquidity levels, computed as 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. At December 31, 2008, liquidity was $13.2 billion compared to a desired level of $14.8 billion. Net cash and investments totaled $16.4 billion at the end of the year, equal to 34.3% of total debt (after swaps).

The financial markets crisis that began in July 2007 worsened in 2008. The effects of the crisis, characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the IADB's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The IADB continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

Substantially all investments are held in high-quality securities. Investment losses substantially relate to the $4.2 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio, most of which remained AAA rated. During 2008, the Bank's holdings of these securities were reduced by repayments at par of $753 million. For further information, refer to the Liquidity Management Section of this Information Statement.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. It minimizes exchange rate risk by matching its liabilities in various currencies with assets in those same currencies and the currency composition of its equity to that of its outstanding loans. The IADB also limits the interest rate risk in its loan and liquidity portfolios by passing through the cost of borrowings funding its loans and by funding and investing its liquidity portfolio in floating interest rate instruments.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

In response to the crisis and the contagion effect across market sectors, the IADB has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of the securities, with a particular focus on its asset-backed and mortgage-backed securities.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the Bank's control. Consequently, actual future results could differ materially from those currently anticipated. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2008, 95% of loans outstanding were sovereign-guaranteed. Up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made directly to private sector and (as of August 2006) sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations"), subject to certain limits.

The Bank issues debt securities in a variety of currencies, maturities, structures, and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities are held primarily in United States dollars, euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. The reported levels of assets, liabilities, income and expense are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar. The Bank matches the currencies of its equity with those of its loans; thus fluctuations in exchange rates do not significantly impact its risk-bearing capacity.

Financial Highlights

During 2008, the Bank approved 131 loans amounting to $11.1 billion, including two loans for $900 million under the new Liquidity Program, compared to 89 loans that totaled $7.7 billion in 2007. The increase in loan approvals was due to an increase in investment, policy-based and non-sovereign-guaranteed lending as well as approvals under the Liquidity Program. Also, disbursements in 2008 totaled the equivalent of $7.1 billion, higher than the $6.7 billion disbursed in 2007. The undisbursed portion of approved loans increased to $19.8 billion at year-end 2008 from $16.4 billion at year-end 2007.

During the year, one non-trade related guarantee without a sovereign counter-guarantee was approved for $10 million compared to four guarantees for $900 million in 2007. In addition, 136 trade finance guarantees in the aggregate amount of $203 million were issued (2007—68 guarantees in the aggregate amount of $135 million).

The portfolio of non-sovereign-guaranteed loans increased $1.2 billion to a level of $2.4 billion compared to $1.2 billion at December 31, 2007. In addition, the non-sovereign guarantee exposure increased $347 million to $870 million compared to $523 million the previous year. This reflects the Bank's increased emphasis in its non-sovereign-guaranteed operations. As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% at December 31, 2007.

Earlier in 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country; a constitutional challenge against the internal governmental approval process for said loan was filed. In September 2008, the constitutional court of the member country where the project being financed by the loan is located declared that the governmental decrees approving the Bank financing were unconstitutional. All amounts due under the loan continue to be received pursuant to the terms of the loan agreement. Management is engaged in ongoing discussions with the relevant parties and authorities regarding the loan. As of December 31, 2008, the outstanding balance of this loan amounted to $288 million. Management declared this loan as impaired and has established an allowance for loan losses of $55 million.

Total allowances for loan and guarantee losses amounted to $169 million at December 31, 2008 compared to $70 million in 2007. The increase was substantially due to the growth in the non-sovereign-guaranteed operations and the loan declared as impaired at the end of the year.

In 2008, the Bank issued medium- and long-term debt securities for a total face amount of $11.1 billion equivalent (2007—$6.1 billion), that generated proceeds of $10.7 billion equivalent (2007—$5.5 billion) and had an average life of 4.8 years (2007—7.9 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The increase in borrowings was mostly due to increased debt repayments and a net increase in the outstanding loan balance (disbursements net of collections), as well as opportunities for pre-funding of expected disbursements in 2009, mostly related to the Liquidity Program.

The reported income volatility resulting from changes in fair value of non-trading derivatives and borrowings measured at fair value is not representative of the underlying economics of the borrowing transactions as the Bank generally holds its bonds and related swaps to maturity. Accordingly, the Bank defines Income (loss) before net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value as "Operating Income (Loss)", which is more representative of the results of the Bank's operations. Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Statement of Income and

Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

Operating Loss for 2008 was $972 million compared to Operating Income of $283 million in 2007. This income reduction of $1.3 billion was substantially due to unrealized losses of $1.6 billion in the trading investments portfolio compared to $280 million in 2007. Since the current credit crisis began in July 2007, the Bank has realized losses of $79 million (relative to purchased price), related to a restructuring of $66 million of asset-backed commercial paper and to selective asset sales at discounted prices. As of December 31, 2008, all trading investment portfolio assets are performing, except an asset-backed commercial paper with a fair value of $13 million.

Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. During the first semester of 2008, the Board of Executive Directors maintained the same level of loan charges as the second semester of 2007, at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee. For the second semester of 2008 and first semester of 2009, standard loan charges were approved, at 0.30% lending spread, 0.25% credit commission and no supervision and inspection fee.

Changes in market interest rates generally do not significantly affect Operating Income, as a substantial amount of the loans are cost pass-through loans, and the Bank matches the interest rate structures of its liquid assets and the liabilities funding them.

Effective January 1, 2008, Management approved the election of the fair value option provided by Statement of Financial Accounting Standards (SFAS) 159 "The Fair Value Option for Financial Assets and Financial Liabilities" for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for its borrowings at amortized cost and, as required by SFAS 133, its borrowing swaps at fair value, with changes in fair value recognized in income. For further information, refer to Notes I and K to the financial statements.

Net unrealized gains on the Bank's non-trading derivatives due to changes in interest rates were $2.9 billion for the year mainly due to an overall decrease in swap interest rates in the global markets, compared to year-end 2007 levels. These gains were partially compensated by net unrealized losses of $2 billion on borrowings elected under the fair value option resulting from changes in interest rates. Substantially all this income volatility, which amounted to a net gain of $939 million for the year, resulted from an overall increase in the Bank's credit spreads at the end of the year. The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have widened compared to the end of 2007 levels due, in part, to competition from comparably rated government guaranteed financial institutions issuing at wider spread levels than those typically obtained by the Bank in the past.

The Bank manages its financial condition by monitoring certain financial ratios, in particular the Total Equity to Loans Ratio or TELR. The TELR at December 31, 2008, was 35.3% compared with 40.2% at December 31, 2007, with the decrease mainly due to an increase in loans outstanding and net guarantee exposure of $3.6 billion, and a decrease in equity used in TELR of $1.1 billion, reflecting mostly operating losses of $972 million, the one-time write-off of previously deferred borrowing issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, and the exclusion from the calculation of Postretirement benefit liabilities of $410 million in 2008, that were partially offset by positive translation adjustments of $396 million.

United States generally accepted accounting principles (GAAP) require the Bank to fully recognize in the Balance Sheet an asset for its Pension and Postretirement Benefit Plans ("Plans") overfunded status (or a liability if the Plans are underfunded) through comprehensive income. The funded status of the Bank's Plans is established annually by subtracting the Plans' benefit obligations from the fair value of the Plans' assets. At December 31, 2008, the Balance Sheet shows Postretirement benefit liabilities of $410 million compared with Postretirement benefit assets of $973 million at December 31, 2007. The reduction in the funded status of the Plans of $1.4 billion reflects a decrease in the Plans' assets of $1.2 billion, mostly resulting from investment losses, and the expected growth in benefit obligations. At December 31, 2008, the Plans' assets represented 88% of the benefit obligations compared with 130% at the end of the prior year. For further information, refer to Note P of the financial statements.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Operational Highlights					
Loans and guarantees approved[1]	$11,085	$ 8,577	$ 5,632	$ 6,448	$ 5,468
Gross loan disbursements	7,149	6,725	6,088	4,899	3,768
Net loan disbursements[2]	2,409	1,460	(2,527)	(325)	(1,431)
Balance Sheet Data					
Cash and investments-net[3], after swaps	$16,371	$16,301	$16,051	$13,717	$13,046
Loans outstanding	51,173	47,954	45,932	48,135	49,842
Undisbursed portion of approved loans	19,820	16,428	16,080	17,000	16,093
Total assets	72,510	69,907	66,475	65,382	67,346
Borrowings outstanding, after swaps	47,779	45,036	43,550	43,988	45,144
Equity					
Callable capital stock	96,599	96,613	96,613	96,613	96,611
(of which, subscribed by United States, Japan, Canada and the other nonregional members)	48,287	48,302	48,302	48,302	48,300
Paid-in capital stock	4,339	4,340	4,340	4,340	4,340
Retained earnings[4]	15,105	16,013	15,468	14,387	14,171
Total equity	19,444	20,353	19,808	18,727	18,511
Income Statement Data					
Loan income	$ 2,355	$ 2,436	$ 2,466	$ 2,413	$ 2,498
Investment income (loss)	(973)	487	619	403	288
Borrowing expenses, after swaps	1,764	2,135	2,070	1,733	1,572
Loan and guarantee loss provision (credit)	93	(13)	(48)	(14)	21
Net non-interest expense	497	518	436	385	331
Operating Income (Loss)	(972)	283	627	712	862
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value[5]	950	(149)	(384)	50	314
Net income (loss)	(22)	134	243	762	1,176
Ratios					
Net borrowings[6] as a percentage of callable capital stock subscribed by United States, Japan, Canada and the other nonregional members	67.4%	61.2%	57.9%	63.5%	67.3%
Interest coverage ratio[7]	0.45	1.13	1.30	1.41	1.55
Total equity[8] to loans[9] ratio (TELR)	35.3%	40.2%	40.8%	37.3%	36.1%
Cash and investments as a percentage of borrowings outstanding, after swaps	34.3%	36.2%	36.9%	31.2%	28.9%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	4.85%	5.35%	5.22%	5.04%	5.02%
Average liquid investments	(5.27%)	2.93%	4.39%	3.29%	2.17%
Average earning assets	2.14%	4.69%	5.02%	4.68%	4.42%
Average cost of:					
Borrowings outstanding during the year	3.84%	4.92%	4.78%	4.07%	3.40%
Total funds available	2.66%	3.36%	3.40%	2.92%	2.53%
Term Duration (in years)					
Investments and loans	5.26	4.65	4.49	4.41	4.36
Debt	3.65	3.87	3.89	4.00	4.15

[1] Years 2005 to 2007 previously included lines of credit approved under the Trade Finance Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] Net of payable and receivable for investment securities purchased or sold.
[4] Includes Accumulated other comprehensive income.
[5] Previously known as Effects of SFAS 133 and currency transaction adjustments. Effective January 1, 2008, the Bank elected to account at fair value a substantial amount of its borrowings, as allowed by SFAS 159, with changes in fair value recognized in income. Following the provisions of SFAS 159, previous periods have not been restated.
[6] Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the special reserve assets.
[7] The interest coverage ratio is computed using Operating Income (Loss).
[8] Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and the cumulative effects of net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously Effects of SFAS 133 and currency transaction adjustments).
[9] Includes loans outstanding and net guarantee exposure.

DEVELOPMENT OPERATIONS

General

The Bank offers loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. Loans and guarantees may also be made directly to private sector entities carrying out projects in the territories of borrowing member countries or sub-sovereign entities, without a sovereign guarantee and in all sectors, provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's two main goals are to promote sustainable growth, as well as poverty reduction and social equity. To attain these goals, the Bank focuses its work on four priority areas:

- Fostering competitiveness through support for policies and programs that increase a country's potential for development in an open global economy.
- Modernizing the state by strengthening the efficiency and transparency of public institutions.
- Investing in social programs that expand opportunities for the poor.
- Promoting regional economic integration by forging links among countries to develop larger markets for their goods and services.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects,

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

including loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted emergency lending and liquidity programs to address financial or economic crises.

In November 2008, the Board of Governors approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the Bank's emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions.

In addition, the Bank lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing, are subject to certain eligibility requirements and cannot exceed 10% of the Bank's outstanding loans and guarantees, excluding emergency lending and loans under the Liquidity Program. Such non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of a company's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $3.1 billion and $6.6 billion, policy-based lending between $0.8 billion and $1.7 billion, and non-sovereign-guaranteed lending between $0.3 billon and $2.1 billion. Emergency loan approvals amounted to $0.2 billion in 2004, with no approvals thereafter. Approvals under the new Liquidity Program amounted $0.9 billion in 2008.

During 2008, loan approvals totaled $11.1 billion (2007—$7.7 billion). A summary of loan approvals by country during 2008 and 2007 appears in **Table 1**. Loan approvals increased during 2008 due to $0.9 billion more investment loans, $0.7 billion more policy-based loans and $0.9 billion more non-sovereign-guaranteed loans, than in 2007, as well as $0.9 billion loans approved under the new Liquidity Program. The total amount of loans and guarantees approved in 2008, when combined with the approvals during 2005–2007, was in compliance with the lending limits set up under the new lending framework

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2004 through 2008
(Expressed in billions of United States dollars)



12
10
8
6
4
2
0
Total 5.3
0.3
0.2
1.6
3.2
Total 6.4
0.4
1.0
5.0
Total 5.4
0.6
1.7
3.1
Total 7.7
1.2
0.8
5.7
Total 11.1
0.9
2.1
1.5
6.6
2004
2005
2006
2007
2008
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Emergency
Liquidity Program
Non-Sovereign-Guaranteed

Table 1: LOAN APPROVALS BY COUNTRY[1]
For the years ended December 31, 2008 and 2007
(Expressed in millions of United States dollars)

COUNTRY	2008	2007
Argentina	$ 1,186	$2,484
Bahamas	100	—
Barbados	41	5
Belize	24	—
Bolivia	56	52
Brazil	3,303	1,445
Chile	581	119
Colombia	1,074	731
Costa Rica	860	450
Dominican Republic	40	80
Ecuador	50	425
El Salvador	544	—
Guatemala	279	193
Guyana	16	17
Honduras	79	68
Jamaica	205	—
Mexico	1,095	250
Nicaragua	40	40
Panama	600	176
Paraguay	82	52
Peru	215	831
Suriname	72	7
Trinidad and Tobago	25	—
Uruguay	383	102
Venezuela	—	150
Regional	125	—
Total	$11,075	$7,677

[1] Includes non-sovereign-guaranteed loans.

for 2005–2008, after adjustment for the transfer of available resources from policy-based lending to investment lending approved by the Board of Governors in May 2008.

At December 31, 2008, the total volume of outstanding loans was $51.2 billion, $3.2 billion higher than the $48.0 billion at December 31, 2007. This increase was mainly due to a higher level of loan disbursements ($7.1 billion) than collections ($4.7 billion, including prepayments of $0.3 billion) and positive currency translation adjustments of $0.8 billion. Undisbursed balances at December 31, 2008, totaled $19.8 billion, an increase of $3.4 billion from December 31, 2007. This change was mainly due to higher loan approvals than disbursements and cancellations.

During 2008, the portfolio of non-sovereign-guaranteed loans increased $1.2 billion to a level of $2.4 billion compared to $1.2 billion at December 31, 2007. In addition, the non-sovereign guarantee exposure increased $347 million to $870 million compared to $523 million the previous year. This increase reflects the Bank's increased emphasis in its non-sovereign-guaranteed operations. As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% at December 31, 2007.

Under the Agreement, the total amount of outstanding loans and guarantees may not exceed, at any time, the total amount of subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves, including a special reserve to meet borrowings and guarantee obligations. The Bank's policy, however, is more stringent and limits the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries. At December 31, 2008, the total amount of loans outstanding and gross guarantee exposure as a percentage of the policy limit of $64.1 billion, after excluding the cumulative effects of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously, Effects of SFAS 133 and currency transaction adjustments), was 81.3% compared to 73.3% in 2007.

A summary statement of loans outstanding by country at December 31, 2008 and 2007 is set forth in Appendix I-3 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms

The Bank currently offers a product mix that provides borrowers with flexibility to select terms that are compatible with their debt management strategy. **Table 2** presents the currently available financial terms for sovereign-guaranteed loans. As of December 31, 2008, the Bank offers two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) adjustable rate and SCF LIBOR-based loans. SCF adjustable rate loans, introduced in 1996, have an interest rate that is adjusted every six months to reflect the currency-specific effective cost of the pool of borrowings allocated to such loans, plus the Bank's spread. The SCF LIBOR-based loans, introduced in 2003, have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Effective June 20, 2007, the Bank offers its borrowers an option to convert their SCF LIBOR loan balances to fixed rate. The Bank also offers emergency loans as well as loans under the Liquidity Program with sovereign guarantee.

The Bank offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Under the enhanced Local Currency Facility (LCF) approved in 2008, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate. At December 31, 2008, the Bank had local currency loans outstanding of $245 million, which were swapped back-to-back to United States dollars.

Previously Available Financial Terms

In previous years, the Bank offered loans under a Currency Pooling System (CPS) established in 1982 and discontinued in 2003. The Bank maintains a targeted currency composition in the CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. At December 31, 2008, these loans represented 26% (2007—30%) of loans outstanding.

Up to June 2007, the Bank also offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers.

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

	Single Currency Facility		**Local Currency Facility**	**Emergency Lending and Liquidity Program**
Interest rate option	Adjustable rate loans	LIBOR-based loans[3]	Fixed, variable, inflation-linked, subject to market availability	LIBOR-based loans
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies		Any borrowing member currency, subject to market availability	USD
Cost Base	Weighted average cost of allocated debt	3-month LIBOR	Local currency equivalent of the USD projected funding cost or actual funding cost	6-month LIBOR
Funding Cost Margin		Weighted average cost margin of debt allocated to this product		
Lending Spread[1][2]	30	30	30	400
Credit commission[1][2]	25	25	25	75
Supervision and inspection fee[1][2]	0	0	0	Not applicable
Front-end fee[1]	Not applicable	Not applicable	Not applicable	100
Maturity[4]	15–25 years		15–25 years, subject to market availability [5]	5 years
Grace Period[4]	For investment loans: 6 months after original disbursement period. For policy-based loans: 5 years.			3 years

[1] Loan charges expressed in basis points (bps).
[2] Loan charges on sovereign-guaranteed loans, excluding emergency lending and loans under the Liquidity Program, are established periodically by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-months period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
[3] SCF LIBOR-based loan balances can be converted to fixed rate (conversion fee of 0.05%) or the LCF, subject to certain conditions.
[4] For SCF "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) maturity is 30 years and grace period 6 years.
[5] The maturity of disbursements/conversions is limited by the tenors available in the market. When the maturity of the Bank's funding in local currency is shorter than the original maturity of the loan, partial maturity disbursements/conversions will be offered, such that borrowers have the option to roll over the balance at maturity of the original funding, subject to market availability and agreement on pricing. Alternatively, the Bank offers the ability to change the original amortization schedule at time of disbursement/conversion such that (i) the weighted average life (WAL) of the revised schedule does not exceed the original WAL of the loan and (ii) the final original maturity of disbursed/converted amounts does not exceed the final maturity of the loan.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-4 to the financial statements.

Of the $19.8 billion undisbursed loan balances at December 31, 2008, 39% pertains to the SCF-adjustable and 40% to the SCF-LIBOR-based portfolios.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
	Amount	%	Amount	%
SCF-adjustable	$23,132	45.2	$22,349	46.6
SCF-LIBOR-based	11,069	21.6	8,290	17.3
SCF-fixed	232	0.5	—	—
SCF-local currencies-fixed	245	0.5	147	0.3
Emergency lending	40	0.1	630	1.3
Liquidity Program	37	0.1	—	—
Non-sovereign-guaranteed loans	2,433	4.8	1,168	2.4
Currency Pooling System	13,117	25.6	14,575	30.4
U.S. Dollar Window	632	1.2	643	1.4
Others	236	0.4	152	0.3
Total	$51,173	100.0	$47,954	100.0

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Loans under the Liquidity Program)
Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. The Bank's standard loan charges for loans made under the SCF, the LCF, the U.S. Dollar Window Program and the CPS consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed amount of the loan, and no supervision and inspection fee. During the first semester of 2008, the Board of Executive Directors maintained the same level of loan charges as the second semester of 2007, at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee. Standard loan changes were approved for the second semester of 2008. **Table 4** shows loan charges prevailing during the periods indicated.

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10%

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2006:			
First semester	0.10	0.10	—
Second semester	0.15	0.10	—
2007:			
First semester	0.15	0.10	—
Second semester	0.15	0.10	—
2008:			
First semester	0.15	0.10	—
Second semester	0.30	0.25	—

limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency. Regardless of the currency in which a guarantee is denominated, the Bank's exposure is, in all cases, capped at an amount in United States dollars determined at the time each guarantee is approved.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2008, one non-trade-related guarantee without a sovereign counter-guarantee was approved for $10 million compared to four guarantees for $900 million in 2007. The Bank's Trade Finance Facilitation Program (TFFP) provides credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. During 2008, 136 trade-finance guarantees in the aggregate amount of $203 million were issued. This compares with 68 guarantees in the aggregate amount of $135 million issued in 2007.

As of December 31, 2008, guarantees of $1,035 million (2007—$689 million), including $141 million issued under the TFFP (2007—$99 million), were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure on non-sovereign guarantees, net of reinsurance, which is the amount counted towards the non-sovereign-guaranteed operations 10% limit, was $870 million at December 31, 2008 (2007—$523 million).

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3.**

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquidity is to limit exposure to credit, market and liquidity risks. Within the constraints determined by this primary objective, the Bank strives to maximize returns on the invested asset portfolio while limiting the volatility of the Bank's net investment income, which is the spread between investment returns and funding costs.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

Under its liquidity policy, the Bank establishes yearly minimum and maximum liquidity levels, computed at 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. For 2008, the liquidity level was established to range between $9.8 billion and $19.8 billion, with the mid-point of $14.8 billion being the desired level. At December 31, 2008, the Bank's liquidity (largely comprised of net cash and investments, after swaps, minus short-term borrowings and borrowing countries' local currency cash balances) was $13.2 billion. During the year, liquidity averaged $14.7 billion compared to $16.3 billion in 2007.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Liquid investments are maintained in three distinct subportfolios: transactional and operational (trading investments portfolio) and held-to-maturity (HTM), each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consists primarily of the special reserve assets.

Investments of up to 10% of the portfolio may be contracted out to external managers. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2008, the Bank had investments of $554 million (2007—$431 million) managed by external firms.

The returns of the liquid investment portfolios in 2008 and 2007 are shown in **Table 5.** Negative yield levels in the trading investments portfolio in 2008, as compared to positive yields in 2007, are primarily due to a significant increase in unrealized investment losses resulting from the financial markets crisis that started in mid-2007, as described below. HTM yields increased slightly during the year.

Table 5: LIQUID INVESTMENT PORTFOLIOS[(1)]
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
Portfolio	**Ending Balance**	**Financial Return (%)[(2)(3)]**	**Ending Balance**	**Financial Return (%)[(2)(3)]**
Transactional	$ 3,419	2.23	$ 567	1.65
Operational	9,083	(10.34)	11,720	2.86
Held-to-Maturity	3,568	3.47	3,814	3.45
Overall Portfolio	$16,070	(5.27)	$16,101	2.93

[(1)] After swaps and net of payable and receivable for investment securities purchased or sold.
[(2)] Combined return for all currencies in each portfolio.
[(3)] Geometrically-linked time-weighted returns.

Financial Crisis and Performance and Exposure of Liquid Investments Portfolio

The financial crisis began in mid-2007 when falling US housing prices caused price declines for securities backed by subprime mortgages. In 2008, the credit crisis expanded worldwide bringing unprecedented market volatility and stress to credit markets. Following the bankruptcy of Lehman Brothers in mid-September, events accelerated as financial markets worldwide experienced severely contracted liquidity, prompting massive government intervention in the financial sector. In October, US Congress responded by passing the Emergency Economic Stabilization Act of 2008, allowing the US Treasury, along with other measures, to make capital injections into banks. Towards the end of 2008, several large economies were already in recession, with official key interest rates reaching historic lows.

Throughout 2008, and as a result of the still-ongoing deleveraging of financial institutions, market pricing for structured securities continued—and to a certain extent accelerated—the downward pressure. The effect of the crisis, characterized by lack of liquidity, higher volatility, and widening of credit spreads, has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

During the year, the Bank recognized $1,596 million of unrealized losses in its trading investments portfolio, substantially all of which are related to the $4.2 billion asset-backed and mortgage-backed securities portion of the portfolio. During 2008, the Bank's holdings of these securities were reduced by repayments at par of $753 million. Although liquidity for this portion of the portfolio remains poor and valuations highly discounted, as of December 31, 2008, 85.4% is still rated AAA, 97.5% is rated investment grade, and the entire portfolio is performing, except for an asset-backed commercial paper with a fair value of $13 million. The credit exposure for the whole investment portfolio amounted to $16.2 billion at year end, unchanged from December 31, 2007. The quality of the overall portfolio continues to be high, as 84.9% of the credit exposure is rated AAA and AA, 12% is rated A, 1.6% carries the highest short-term ratings (A1+), and 1.5% is rated below A/A1+. **Table 6** shows a breakdown of the trading investments portfolio at December 31, 2008 and December 31, 2007, by asset category.

Table 6: TRADING INVESTMENTS PORTFOLIO BY ASSET CATEGORY
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
Asset Category	Carrying Value	Unrealized Gains (Losses)	Carrying Value	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 2,678	$ 9	$ 454	$ 3
Obligations of non-U.S. governments and agencies	771	2	127	(1)
Bank obligations	4,781	(99)	4,707	4
Corporate securities	199	(2)	411	(5)
Asset-backed and mortgage-backed securities	4,184	(1,506)	6,608	(281)
Total trading investments	$12,613	$(1,596)	$12,307	$(280)

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2008 is presented in Appendix I-5 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, and payable for investment securities purchased.

SOURCES OF FUNDS

Equity

Total equity at December 31, 2008, was $19.4 billion compared with $20.3 billion at December 31, 2007. The decrease of $0.9 billion primarily reflects the operating losses for the year of $972 million, which were partially offset by net unrealized gains on non-trading derivatives and borrowings measured at fair value of $950 million, and other comprehensive losses of $979 million (essentially comprised of the decrease in the funded status of the Bank's pension and postretirement benefit plans of $1,371 million, less positive translation adjustments of $396 million), partially compensated by the SFAS 159 transition adjustment of $93 million (gain) against beginning retained earnings, as part of its implementation in 2008.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. For risk management purposes, the Bank monitors equity as defined and utilized in the TELR, which measures the adequacy of its risk-bearing capacity. **Table 7** presents the composition of this measure at December 31, 2008 and 2007. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" below, for more information on the TELR.

Table 7: TOTAL EQUITY TO LOANS RATIO
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008	2007
Equity		
Paid-in capital stock	$ 4,339	$ 4,340
Retained earnings:		
General reserve[1]	12,542	13,470
Special reserve[1]	2,563	2,543
Plus:		
Allowances for loan and guarantee losses	169	70
Minus:		
Borrowing countries' local currency cash balances	131	135
Net receivable from members[2]	52	—
Postretirement benefit assets[3]	—	973
Cumulative net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	1,026	(176)
Equity used in Total Equity to Loans Ratio	$18,404	$19,491
Loans outstanding and net guarantee exposure	$52,095	$48,529
Total Equity to Loans Ratio	35.3%	40.2%

[1] Includes Accumulated other comprehensive income.
[2] Excludes Net payable to members, when applicable.
[3] Excludes Postretirement benefit liabilities, when applicable.

As presented in **Table 7**, the TELR decreased from 40.2% at December 31, 2007, to 35.3% at December 31, 2008. The decrease was mainly due to an increase of $3.6 billion in loans outstanding and net guarantee exposure, and a decrease in equity used in TELR of $1.1 billion, mostly resulting from operating losses of $972 million, the one time write-off of previously deferred borrowings issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, and the exclusion from the calculation of Postretirement benefit liabilities of $410 million in 2008, partially compensated by positive translation adjustments of $396 million. Despite the decrease, the TELR has held within the range of 32% to 38%. Prior to 2007, the TELR had increased steadily as a result of the growth in the equity base and lower loans outstanding (see **Figure 2**).

Figure 2: TOTAL EQUITY TO LOANS RATIO


44%
38%
32%
26%
36.1%
37.3%
40.8%
40.2%
35.3%
2004
2005
2006
2007
2008

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2008, subscribed capital stock was $100.9 billion, of which $4.3 billion had been paid in and $96.6 billion was callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in capital stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in gold, United States dollars, or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable capital stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2008, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Return of Capital to Serbia and Montenegro: In June 2008, the Bank returned funds to each of Serbia and Montenegro corresponding to shares of Paid-in capital as a result of the decision of those countries not to subscribe to such shares as successors of the former Socialist Federal Republic of Yugoslavia, a former non-borrowing Bank member. The associated adjustments resulted in a reduction of $15 million of Subscribed capital comprised of $14 million of Callable capital and $1 million of Paid-in capital.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

In 2008, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $10.7 billion compared to $5.5 billion in 2007. The increase in borrowings

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Japan, Canada and the other nonregional members). Net Borrowings is the amount of borrowings plus gross guarantee exposure, less qualified liquid assets and the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2008, Net Borrowings represented 67.4% of the subscribed callable capital stock of the non-borrowing member countries compared to 61.2% in 2007.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

was mostly due to increased debt repayments and net increases in the outstanding loan balance (disbursements net of collections), as well as opportunities for pre-funding of expected disbursements in 2009, mostly related to the Liquidity Program. Borrowing operations for 2008 and 2007 are summarized in **Table 8**.

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008	2007
Total medium- and long-term borrowings[1]	$10,698	$5,504
Average life (years)[2]	4.8	7.9
Number of transactions	76	45
Number of currencies	13	12

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2008, the Bank executed three strategic benchmark global bond issues denominated in United States dollars with three-, five- and ten-years maturities for a combined amount of $3.75 billion, and issued its first-ever bond denominated in Indonesian rupiah. Bonds denominated in borrowing member country currencies in the aggregate amount of $175 million were issued (2007—$909 million), comprised of the following currencies: Brazilian reais—$127 million and Chilean pesos—$48 million (2007—Brazilian reais—$197 million, Colombian pesos—$30 million, Costa Rica colones—$50 million and Mexican pesos—$632 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds sterling, euro, Icelandic krónur, Japanese yen, New Zealand dollars, Russian rubles, South African rand, Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2008, as compared to 2007, are shown in **Figure 3**. In 2008 and 2007, all non-United States dollar borrowings were initially swapped into United States dollars.

Figure 3: BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2008 and 2007


2008
Others 8%
South African Rand 3%
Latin American Currencies 2%
New Zealand Dollars 9%
Australian Dollars 11%
U.S. Dollars 67%
2007
Others 5%
South African Rand 5%
Other Latin American Currencies 5%
Mexican Pesos 11%
New Zealand Dollars 9%
U.S. Dollars 35%
Canadian Dollars 24%
Australian Dollars 6%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. During 2008, the Bank called or repurchased $358 million of its borrowings (2007—$326 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2008, all the new fixed rate borrowings were initially swapped into United States dollars at floating rates, with conversion to fixed rate as well as euro and Japanese yen funding being carried out

subsequently in accordance with funding requirements. **Figures 4** and **5** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2008.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2008


Borrowings, before swaps
Floating & adjustable 3%
Fixed 97%
Borrowings, after swaps
Fixed 26%
Floating 74%

[1] Medium- and long-term borrowings only.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2008


Borrowings, before swaps
Others 33%
Euro 6%
Japanese Yen 6%
U.S. Dollars 55%
Borrowings, after swaps
Euro 10%
Japanese Yen 5%
Swiss Francs 3%
U.S. Dollars 82%

[1] Medium- and long-term borrowings only.

More detailed information with respect to the Bank's borrowings and derivatives is contained in Notes I, J and K and Appendix I-5 to the financial statements.

RESULTS OF OPERATIONS

Operating Income (Loss)

Operating Income (Loss) includes the net interest income (loss) on earning assets and the income contribution of the Bank's equity, other loan income, the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 9** shows the breakdown of Operating Income (Loss) during the last three years.

Table 9: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	2008	2007	2006
Loan interest income	$2,301	$2,404	$2,435
Investment income (loss)[1]	(973)	487	619
	1,328	2,891	3,054
Less:			
Borrowing expenses	1,764	2,135	2,070
Net interest income (loss)	(436)	756	984
Other loan income	54	32	31
Other expenses (credits):			
Provision (credit) for loan and guarantee losses	93	(13)	(48)
Net non-interest expense	497	518	436
Total	590	505	388
Operating Income (Loss)	$ (972)	$ 283	$ 627

[1] Includes realized and unrealized gains and losses.

Year 2008 versus 2007: The Operating Loss for 2008 was $972 million compared to Operating Income of $283 million in 2007, an income reduction of $1,255 million. This reduction was substantially due to a decrease in net interest income of $1,192 million and a provision for loan and guarantee losses of $93 million, compared to a credit of $13 million in 2007.

Year 2007 versus 2006: In 2007, Operating Income was $344 million lower than the previous year due to a decrease in net interest income, an increase in net non-interest expense, which is chiefly comprised of administrative expenses, and a lower credit for loan and guarantee losses.

Net Interest Income (Loss)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2008, 2007, and 2006 are shown in **Table 10**.

Year 2008 versus 2007: The Bank had a net interest loss of $436 million in 2008 compared to net interest income of $756 million in 2007, an income reduction of $1,192 million. This reduction was mostly due to an increase of $1,316 million (2008—$1,596 million; 2007—$280 million) in unrealized losses on the Bank's trading in-

Table 10: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2008		2007		2006	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[(1)]	$48,589	4.74	$45,569	5.28	$47,207	5.16
Liquid investments	16,550	(5.27)	16,791	2.93	14,226	4.39
Total earning assets	65,139	2.20	62,360	4.65	61,433	4.98
Borrowings	46,007	3.84	43,349	4.92	43,314	4.78
Interest spread[(2)]		(1.64)		(0.27)		0.20
Net interest margin[(3)]		(0.67)		1.21		1.60

[(1)] Excludes loan fees.
[(2)] Negative interest spread and net interest margin substantially due to unrealized investment losses resulting from the current financial markets crisis.
[(3)] Represents net interest income (loss) as a percent of average earning assets.

vestments portfolio, that was partially compensated by higher lending spreads in the second semester on sovereign-guaranteed loans (excluding emergency loans and loans under the Liquidity Program) and an increase in the amount of, an the interest margin generated by, the Bank's regular loans.

Year 2007 versus 2006: Net interest income decreased $228 million in 2007 with respect to 2006, primarily due to unrealized losses of $280 million on the Bank's trading investments portfolio, that was partially offset by an increase in the income contribution of the Bank's cost free equity funds and slightly higher loan rates.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 11.**

Table 11: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2008	2007	2006
Administrative expenses			
Staff costs	$332	$355	$342
Consultant fees	60	58	50
Operational travel	16	20	20
Realignment expenses	5	55	—
Other expenses	88	76	95
Total gross administrative expenses	501	564	507
Less: Share of Fund for Special Operations	(62)	(64)	(93)
Net administrative expenses	439	500	414
Service fee revenues	(5)	(6)	(5)
Special programs	69	37	34
Other income	(6)	(13)	(7)
Net non-interest expense	$497	$518	$436

Year 2008 versus 2007: Net non-interest expense decreased by $21 million in 2008 mainly due to a reduction in realignment expenses ($50 million), that was partially offset by an increase in special programs expenditures ($32 million).

Year 2007 versus 2006: Net non-interest expense increased by $82 million in 2007 mainly due to realignment expenses ($55 million), an increase in the percentage of administrative expenses charged to the Ordinary Capital ($29 million), and increases in salaries and related benefits ($13 million), partially offset by a decrease in depreciation expense ($19 million).

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies; uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of management. Three risk management units of the Bank—capital adequacy/ALM, treasury risk and credit risk—are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO), is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default/downgrade of investment, trading or swap counterparties (commercial credit risk). Substantially all of the Bank's loans are sovereign-guaranteed.

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

Figure 6 shows that, since December 31, 2007, a number of the Bank's borrowers saw an improvement in ratings, while others saw a deterioration. The improvements caused a substantial increase in the part of the Bank's portfolio in the investment grade category, which stood at 38% at year-end 2008 as compared to just 12% at year-end 2007. The deterioration in ratings caused 3% of the portfolio to enter the selective default category. The net effect of these changes was a reduction in the percentage of the Bank's portfolio that is in the BB+ to B– category from 85% to 54% over this period, which includes 32% in the BB+ to BB– category and 22% in the B+ to B–. Note that the weighted averaged credit quality of the Bank's sovereign loan portfolio remains at the BB level.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2008, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6.**

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LOAN PORTFOLIO REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES
December 31, 2008 and 2007


2008
B+ to B–
22%
Non-sovereign guaranteed
5%
Selective default
3%
BB+ to BB–
32%
Investment grade
38%
2007
B+ to B–
31%
Non-sovereign-guaranteed
2%
Regional/unrated
1%
Investment grade
12%
BB+ to BB–
54%

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, as of December 31, 2008, 69% of the portfolio is held by the five largest borrowers compared to 71% in 2007. Refer to Appendix I-3 to the financial statements for more information.

Figure 7: CONCENTRATION OF LOAN PORTFOLIO
December 31, 2008 and 2007


2008
1–5
69%
6–10
14%
11–15
8%
16–20
2%
21–25
1%
Regional 1%
Non-Sovereign-guaranteed 5%
2007
1–5
71%
6–10
14%
11–15
8%
16–20
3%
21–25
1%
Regional 1%
Non-sovereign-guaranteed 2%

Lending Limitation: The Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital of the non-borrowing member countries. This lending limit is stricter than that prescribed by the Agreement, which includes the unimpaired callable capital of all members.

Capital Adequacy Framework: The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The Bank's economic capital is measured by the TELR, whose desired level of 38% was determined based on an analysis of the Bank's economic capital needs under various hypothetical financial stress scenarios.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in Table 12.

If loans made to a member country funded with resources of the FSO or of any other fund owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, a subcommittee of the ALCO determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 49 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988–1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2008, the Bank had one non-sovereign-guaranteed loan classified as impaired for $288 million (2007—one loan for $2 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $93 million was recognized during 2008 (2007—credit of $13 million). Total allowances of $169 million were maintained at December 31, 2008 (2007—$70 million). At December 31, 2008, the non-sovereign-guaranteed allowances for loan and guarantee losses were 4.7% of the corresponding combined outstanding portfolios (2007—3.3%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Master derivative agreements with derivative counterparties have been amended to make risk mitigation provisions consistent with more conservative levels required under the current derivatives credit risk management policy. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such

Table 12: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2008, the credit exposure for the whole investment portfolio amounted to $16.2 billion, unchanged from December 31, 2007. The credit quality of the investment portfolio for 2008 continues to be high, as 84.9% of the issuers are rated AAA and AA, 12.0% are rated A, 1.6% carry the highest short-term ratings (A1+), and 1.5% are rated below A/A1+, compared to 91.0%, 7.9%, 0.7% and 0.4%, respectively, in 2007. **Figure 9** provides details of the estimated credit exposure (netted by counterparty) on the swap portfolio, by rating category. As of December 31, 2008, the swap credit exposure decreased to $2 billion from $2.5 billion a year earlier. While 64.5% of the counterparties were rated AA in 2008, compared to 86.6% in 2007, these swap credit exposures are collateralized. As of December 31, 2008, $1.8 billion of eligible collateral (U.S. Treasuries or cash) had been posted with the Bank's custodian (compared to $2.1 billion in 2007), which significantly reduced the credit exposure on swaps discussed above to only $0.3 billion compared to $0.4 billion in 2007.

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2008 and 2007


2008
Below A/A1+ 1.5%
A1+ 1.6%
A 12.0%
AA 26.4%
AAA 58.5%
2007
Below A/A1+ 0.4%
A1+ 0.7%
A 7.9%
AA 28.0%
AAA 63.0%

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2008 and 2007


2008
A 35.5%
AA 64.5%
2007
AA 86.6%
A 13.4%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability management exposures by aligning the characteristics of its assets and liabilities.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes

in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through a cost pass-through formulation incorporated in the lending rates charged on most of its existing loans, in addition to a carefully designed term structure management. These cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2008; the remaining 7% are emergency and Liquidity Program loans, non-sovereign-guaranteed loans and fixed-rate loans. Some of the cost pass-through loans, primarily the adjustable rate loans, pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation (see "Development Operations—Financial Terms of Loans" above). The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by investing these funds in assets with stable returns.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches the after-swap borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its TELR by performing periodic currency conversions to maintain the currencies underlying its equity and allowances for loan and guarantee losses aligned with those of the outstanding loans and net guarantee exposure. In order to minimize currency misalignments, the Bank also aligns the currency composition of the special reserve assets with that of its outstanding borrowings.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2008 and 2007.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset-liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity, which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, determines the proper term-duration gap between loans and debt to both lower funding costs and reduce refunding risk. Finally,

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2008 and 2007


ASSETS — 2008
Swiss Francs
3%
Japanese Yen
6%
Euro
8%
U.S. Dollars
83%
LIABILITIES — 2008
Swiss Francs
3%
Japanese Yen
5%
Euro
9%
U.S. Dollars
83%
ASSETS — 2007
Swiss Francs
3%
Japanese Yen
6%
Euro
10%
U.S. Dollars
81%
LIABILITIES — 2007
Swiss Francs
3%
Japanese Yen
5%
Euro
13%
U.S. Dollars
79%

under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Operational Risk

Operational risk is the potential loss arising from internal activities or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operational risk includes fraud and failures in the execution of legal, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies. Furthermore, the Bank takes an active role, through its newly created Risk Management Office, to effectively assess the operational risks aspects in a coordinated manner.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework for its financial reporting, and has in place an annual process for management to report on the effectiveness of the internal control over financial reporting, and for the external auditors to audit and issue an opinion as to the effectiveness of the internal control over financial reporting. The management report and external auditors' opinion on internal control over financial reporting for 2008 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices of comparable instruments, dealer prices or discounted cash flows using pricing models. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

Changes in the fair value of trading securities and related derivatives are presented in Income from investments in the Statement of Income and Retained Earnings. Changes in the fair value of borrowings and all derivatives other than investment derivatives are reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value. See "Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value" under Note K to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the Inter-American Investment Corporation (IIC) in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on a cost allocation formula approved by the Board of Executive Directors. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, refer to Note P to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2008, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-7 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including: the Audit Committee; the Budget and Financial Policies Committee; the Ethics Committee; the Human Resources and Board Matters Committee; the Policy and Evaluation Committee; and the Programming Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Adina Bastidas (Venezuela)	Fernando Eleta C. (Panama)	Panama and Venezuela
Marcelo Bisogno (Uruguay)	Hernando Larrazábal (Bolivia)	Bolivia, Paraguay and Uruguay
Winston A. Cox (Barbados)	Richard Bernal (Jamaica)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Alex Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
Hans Hammann (Germany)	Francesca Manno (Italy)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Nelly Lacayo-Anderson (El Salvador)	Manuel Coronel Novoa (Nicaragua)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
José Carlos Miranda (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Cecilia Ramos Ávila (Mexico)	Roberto B. Saladín (Dominican Republic)	Mexico and Dominican Republic
Miguel Rafael San Juan (United States)	* (United States)	United States

Executive Directors	Alternates	Member Countries
Marc-Olivier Strauss-Kahn (France)	Elisabeth Gruber (Austria)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Yasusuke Tsukagoshi (Japan)	Stewart Mills (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Vinita Watson (Canada)	Peter Cameron (Canada)	Canada
Verónica Elizabeth Zavala Lombardi (Peru)	Luis Guillermo Echeverri (Colombia)	Colombia and Peru

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communications of senior management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's management and the external auditors. The Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Procurement Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge to support member countries in the design and execution of their development projects and programs, promoting integration and trade and developing a demand-driven learning program for staff skills in support of the Bank's business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources and the provision of support services, ensuring effective and efficient performance by the financial, legal, information technology, budget, and human resources staff.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private

sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group[5] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Daniel M. Zelikow	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Manuel Rapoport	Vice President for Finance and Administration
Steven J. Puig	Vice President for Private Sector and Non-Sovereign Guaranteed Operations
Eduardo Lora	General Manager and Chief Economist, Department of Research, a.i.
Carlos Hurtado	General Manager, Country Department Southern Cone
Alicia Ritchie	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Dora Currea	General Manager, Country Department Caribbean Group
Hugo Eduardo Beteta	Secretary of the Bank
J. James Spinner	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
John R. Hauge	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Guillermo Miranda	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Fernando Jiménez-Ontiveros	General Manager, Office of the Multilateral Investment Fund, a.i.
Germán Quintana	Chief, Office of the Presidency
Guillermo Miranda	Advisor, Office of External Relations, a.i.
José Agustín Aguerre	Manager, Infrastructure and Environment Sector, a.i.
Kei Kawabata	Manager, Social Sector
Mario Marcel	Manager, Institutional Capacity and Finance Sector
Antoni Estevadeordal	Manager, Integration and Trade Sector
Graciela Schamis	Manager, Knowledge and Learning Sector
Luiz Ros	Manager, Opportunities for the Majority Sector
Bernardo Guillamón	Advisor, Office of Outreach and Partnerships
Fernando Yñigo	Advisor, Office of Risk Management
Alan N. Siegfried	Executive Auditor

Stephen A. Quick is the Director of the Office of Evaluation and Oversight

[5] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption. To this end, the Bank has taken several measures, some of which are described below.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=1239020, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Ethics applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=812259, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has separate Committees responsible for the interpretation and enforcement of the Codes for employees and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

Oversight Committee on Fraud and Corruption: The Oversight Committee on Fraud and Corruption (OCFC) oversees the Bank's efforts against fraud and corruption in its sponsored programs and activities. It is chaired by the Executive Vice President, and its members include the Vice President for Finance and Administration, the General Counsel and the Executive Auditor. The OCFC reports directly to the President. The Secretariat for the OCFC is the OII.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties extended, on a yearly basis through 2006, E&Y's appointment. In 2007, E&Y won a new competitive bidding and was appointed as the Bank's external auditors for a second five-year period ending in 2011.

Contracted fees for audit services provided to the Bank by E&Y in connection with the 2008 financial statement and internal control audits amount to $1,122,000. In addition, E&Y was paid $148,000 during 2008 for services related to bond issuance and advisory services related to the implementation of SFAS 157 and 159. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2008 audits are $472,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are

also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital. FSO resources are also used to fund technical assistance activities (see "Technical Assistance" below).

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2008, the FSO's fund balance amounted to $5.8 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries. Outstanding FSO loans, net of allowance for debt relief, totaled $4.1 billion, and the undisbursed portion of approved loans amounted to $1.5 billion.

Debt Relief

The Bank participates in the Heavily Indebted Poor Countries (HIPC) Initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries. In 2007, the Bank approved the Multilateral Debt Relief and Concessional Finance Reform (MDRI) providing for one hundred (100) percent debt relief on eligible FSO loans to heavily indebted poor member countries and the restructuring of the FSO's operations. As part of the these Initiatives, Haiti is scheduled to receive additional debt relief of $423 million.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by FSO resources, funds under administration, and resources from the Ordinary Capital's special programs. In 2008, the Bank provided technical assistance for a total of $329 million (2007—$263 million), including $109 million (2007—$100 million) funded by the MIF.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for selected loans with increased subsidy under the HIPC I) of the interest rate due on such loans. The IFF is funded from income earned on its own investments and, up to December 31, 2006, by transfers from the FSO. It is expected that, over time, the Bank will use all the resources of the IFF to subsidize part of the interest payments on Ordinary Capital loans.

IDB GRANT FACILITY

The GRF was created in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is funded by general reserve transfers from the FSO and possible direct contributions from donor countries. During 2008, the Bank approved grants to Haiti for $50 million (2007—$50 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries and other international organizations, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending

projects and fund technical assistance activities, including project preparation and training. The funds under administration are held in trust separately from Bank assets. As of December 31, 2008, the Bank administered resources on behalf of donors of approximately $1.2 billion. During 2008, the Bank received $3.4 million as fees for administering these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. Established in 1993 to encourage increased private investment and advance private sector development, the MIF fills a specialized development role, providing technical cooperation to test new approaches to strengthen competitiveness, demonstrate possibilities to commercial markets, and advance difficult reform issues.

During 2008, the MIF approved operations amounting to $178 million for 145 projects. To date, the MIF has approved operations amounting to $1.4 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 43 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2008, the IIC approved 64 operations, which included equity investments and loans, in the aggregate amount of $301 million. To date, the IIC has approved operations amounting to $3.4 billion. At December 31, 2008, outstanding loans totaled $904 million and outstanding equity investments totaled $30 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2008, there was $100 million outstanding and $200 million available for disbursement.

SUBSEQUENT DEVELOPMENTS

Membership of the People's Republic of China

On January 12, 2009, the People's Republic of China was admitted to membership in each of the Bank, the IIC and the MIF. Consequently, as of that date, the Bank's members include 26 borrowing member countries and 22 non-borrowing member countries.

Option to Convert SCF and CPS Loans to LIBOR-Based Loans

As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved to (i) offer the borrowers the opportunity to convert on one of two available dates, in 2009 and 2010, disbursed and undisbursed loan balances under the SCF and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof; and (ii) discontinue offering the SCF-adjustable loan product effective June 30, 2009.

Index to Financial Statements

ORDINARY CAPITAL

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

February 17, 2009

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the Bank's Ordinary Capital internal control over financial reporting using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Bank's Ordinary Capital internal control over financial reporting as of December 31, 2008. Based on this assessment, Management believes that the Bank's internal control over financial reporting is effective as of December 31, 2008.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Ernst & Young LLP, an independent registered public accounting firm, has issued an opinion on the Bank's Ordinary Capital internal control over financial reporting. In addition, the Bank's Ordinary Capital financial statements, as of December 31, 2008, have been audited by Ernst & Young LLP.

Luis Alberto Moreno
President

Manuel Rapoport
Vice President for Finance and Administration

Edward Bartholomew
Finance General Manager and CFO

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (Bank)—Ordinary Capital's internal control over financial reporting, as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's Ordinary Capital internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Inter-American Development Bank – Ordinary Capital as of December 31, 2008 and 2007, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Washington, D.C.
February 17, 2009

Ernst + Young LLP

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (Bank) – Ordinary Capital as of December 31, 2008 and 2007, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

As discussed in Note B to the financial statements, in 2008 the Bank adopted Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Inter-American Development Bank's Ordinary Capital internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Washington, D.C.
February 17, 2009

Ernst & Young LLP

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2008		2007	
ASSETS				
Cash and investments				
Cash	$ 301		$ 200	
Investments				
Trading	12,613		12,307	
Held-to-maturity	3,621	$16,535	3,858	$16,365
Loans outstanding	51,173		47,954	
Allowance for loan losses	(136)	51,037	(51)	47,903
Accrued interest and other charges				
On investments	92		103	
On loans	564		600	
On swaps, net	43	699	20	723
Receivable from members				
Non-negotiable, non-interest-bearing demand obligations	356		358	
Amounts required to maintain value of currency holdings	79	435	54	412
Currency and interest rate swaps				
Investments—trading	2		3	
Loans	43		4	
Borrowings	3,415	3,460	3,019	3,026
Other assets				
Postretirement benefit assets	—		973	
Property, net	303		296	
Unamortized borrowing issue costs	11		180	
Miscellaneous	30	344	29	1,478
Total assets		$72,510		$69,907
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 3,067		$ 2,204	
Medium- and long-term:				
Measured at fair value	34,350		—	
Measured at amortized cost	11,977	$49,394	44,845	$47,049
Currency and interest rate swaps				
Investments—trading	10		2	
Loans	107		16	
Borrowings	1,800	1,917	1,006	1,024
Payable for investment securities purchased		156		67
Postretirement benefit liabilities		410		—
Amounts payable to maintain value of currency holdings		383		616
Accrued interest on borrowings		559		596
Accounts payable and accrued expenses		247		202
Total liabilities		53,066		49,554
Equity				
Capital stock				
Subscribed 8,367,264 shares (2007—8,368,563 shares)	100,938		100,953	
Less callable portion	(96,599)		(96,613)	
Paid-in capital stock	4,339		4,340	
Retained earnings	14,647		14,576	
Accumulated other comprehensive income	458	19,444	1,437	20,353
Total liabilities and equity		$72,510		$69,907

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	**2007**	**2006**
Income (loss)			
Loans			
Interest	**$ 2,301**	$ 2,404	$ 2,435
Other loan income	**54**	32	31
	2,355	2,436	2,466
Investments	**(973)**	487	619
Other	**11**	19	12
Total income	**1,393**	2,942	3,097
Expenses			
Borrowing expenses			
Interest, after swaps	**1,740**	2,074	2,015
Borrowing issue costs	**28**	49	55
Debt repurchase (income) costs	**(4)**	12	—
	1,764	2,135	2,070
Provision (credit) for loan and guarantee losses	**93**	(13)	(48)
Administrative expenses	**439**	500	414
Special programs	**69**	37	34
Total expenses	**2,365**	2,659	2,470
Income (loss) before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**(972)**	283	627
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**950**	(149)	(384)
Net income (loss)	**(22)**	134	243
Retained earnings, beginning of year	**14,576**	14,442	14,199
SFAS 159 cumulative effect adjustment	**93**	—	—
Retained earnings, end of year	**$14,647**	$14,576	$14,442

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	**2007**	**2006**
Net income (loss)	**$ (22)**	$134	$243
Other comprehensive income (loss)			
Translation adjustments	**396**	280	149
Recognition of changes in Postretirement benefit assets/liabilities	**(1,371)**	130	—
Reclassification to income—cash flow hedges	**(4)**	1	8
Total other comprehensive income (loss)	**(979)**	411	157
Comprehensive income (loss)	**$(1,001)**	$545	$400

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	2007	2006
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$ (7,149)**	$ (6,725)	$ (6,088)
Loan collections (net of participations)	**4,740**	5,265	8,615
Loan recoveries	**—**	—	3
Net cash provided by (used in) lending activities	**(2,409)**	(1,460)	2,530
Gross purchases of held-to-maturity investments	**(3,287)**	(2,378)	(2,049)
Gross proceeds from maturities of held-to-maturity investments	**3,299**	2,459	2,056
Purchase of property	**(22)**	(14)	(15)
Miscellaneous assets and liabilities	**(4)**	(7)	7
Net cash provided by (used in) lending and investing activities	**(2,423)**	(1,400)	2,529
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**10,793**	5,440	5,276
Repayments	**(8,321)**	(6,595)	(6,510)
Short-term borrowings:			
Proceeds from issuance	**11,588**	5,941	10,276
Repayments	**(10,707)**	(4,390)	(10,559)
Collections of receivable from members	**5**	5	12
Net cash provided by (used in) financing activities	**3,358**	401	(1,505)
Cash flows from operating activities			
Gross purchases of trading investments	**(14,210)**	(10,639)	(20,468)
Gross proceeds from sale or maturity of trading investments	**12,259**	10,761	18,672
Loan income collections	**2,412**	2,434	2,457
Interest and other costs of borrowings, after swaps	**(1,415)**	(1,953)	(1,857)
Income from investments	**568**	741	588
Other income	**11**	19	13
Administrative expenses	**(431)**	(433)	(367)
Special programs	**(20)**	(13)	(7)
Net cash provided by (used in) operating activities	**(826)**	917	(969)
Effect of exchange rate fluctuations on cash	**(8)**	6	(2)
Net increase (decrease) in Cash	**101**	(76)	53
Cash, beginning of year	**200**	276	223
Cash, end of year	**$ 301**	$ 200	$ 276

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006 (Note E). The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements

On January 1, 2008, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The adoption of this standard did not have a material impact on the Bank's financial position and results of operations. Concurrently, on January 1, 2008, the Bank adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" and, in accordance with the transition provisions, recorded a cumulative effect adjustment of $93 million (gain) to the opening balance of retained earnings, to reflect the difference between the carrying value of $27,538 million and the fair value amount of $27,282 related to certain borrowings for which the fair value option was elected or $256 million gain, and the write-off of related deferred borrowing issue costs of $163 million. The objective of SFAS 159 is to mitigate volatility in reported income by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. For additional information on the fair value of certain Bank's financial assets and financial liabilities, see Note H – Fair Value Measurements and Note I – Fair Value Option to the financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133". The objective of SFAS 161 is to amend and expand the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of an entity's use of derivative instruments, the accounting of derivative instruments and related hedged items under SFAS 133, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for the Bank for annual and interim financial statements issued in 2009 and thereafter. In addition, in May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The adoption of these standards does not have an impact on the Bank's financial position and results of operations.

Currency Accounting

The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

comprehensive income in the Statement of Comprehensive Income. Borrowings in non-functional currencies are translated with the gain or loss recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. Consequently, the General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained for the Bank's operations. In accordance with resolutions of the Board of Governors, net income is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
Investment securities are classified based on management's intention on the date of purchase, and are recorded using trade-date accounting. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at fair value, with changes in fair value included in Income from investments in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made directly to private sector or (as of August 2006) sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations") on the basis of market based pricing. These financings are subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of an entity's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Loans representing approximately 26% of the outstanding balances have repayment obligations in various currencies

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

determined on the basis of a currency pooling system (CPS). The principal amount of CPS loans is repayable, in aggregate, in the currencies lent. Single currency loans are repayable, on an after swap basis, in the specific currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans and loans under the Liquidity Program are generally deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or of any other fund owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral. Income on impaired loans is recognized on a cash basis.

The Bank does not reschedule sovereign-guaranteed loans and has not written off any such Ordinary Capital loans. The Bank periodically reviews the collectibility of loans and guarantees and, if applicable, records, as an expense, provisions for loan and guarantee losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the probabilities of default associated with the external credit ratings of each individual borrower, adjusted to reflect the probability of default to the Bank, as well as the potential for loss arising from delay in the scheduled loan repayments. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a standalone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages credit risk on guarantees without sovereign counter-guarantee through an internal credit risk classification system which includes excellent, satisfactory, watch list and loss contingency risk categories. These categories reflect the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

credit quality of the guaranteed party and the impact of available external security (such as sponsor guarantee) that mitigates the repayment risk to the Bank.

Receivable from members

Receivable from members includes non-negotiable, non-interest-bearing demand obligations that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock and MOV obligations.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

Borrowings funding floating rate assets are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any unamortized SFAS 133 fair value adjustments, premiums or discounts. The amortizations of these items are calculated following a methodology that approximates the effective interest method, and are included in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value and in Interest under Borrowing expenses, respectively, in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is presented separately under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the respective operation to produce the desired interest and/or currency type.

The Bank complies with the derivative accounting requirements of SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (hereinafter referred to as SFAS 133). Following SFAS 133, all derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are allocated to fund floating rate assets and are carried at fair value.

Administrative expenses

As part of the realignment of its operations, the Bank incurred expenses of $5 million during 2008 (2007—$55 million), which are included in Administrative expenses in the Statement of Income and Retained Earnings. It is expected that the realignment effort will last until 2009.

All administrative expenses of the Bank, excluding realignment expenses (which are fully absorbed by the Ordinary Capital), are allocated between the Ordinary Capital and the FSO pursuant to an allocation formula approved by the Board of Executive Directors. As a result of the Multilateral Debt Relief and Concessional Finance Reform (a Bank initiative approved in 2007 providing for one hundred (100) percent debt relief on eligible FSO loans to heavily indebted poor countries and the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

restructuring of the FSO's operations), the Board of Executive Directors approved a new expense allocation formula, whereby the FSO bears a smaller percentage of the administrative expenses of the Bank. Following this new allocation formula, during 2008, the effective ratio of administrative expenses charged to the Ordinary Capital was 87.3% and 12.7% to the FSO (2007—88.5% and 11.5%; 2006—81.3% and 18.7%, under the previous allocation formula).

Special programs
Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes
The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Pension and Postretirement Benefit Plans
The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Postretirement benefit assets while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Postretirement benefit liabilities.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies
At December 31, 2008, Cash includes $131 million (2007—$135 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $21 million (2007—$25 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments
As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate, asset-backed, and mortgage-backed securities with credit quality equivalent to a AAA rating. The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

The financial markets crisis that began in July 2007 worsened in 2008. The effect of the crisis, characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2008 of $(1,596) million (2007—$(280) million; 2006—$3 million) were included in Income (loss) from investments. Unrealized losses recognized in 2008 are substantially related to the $4,184 million asset-backed and mortgage-backed securities portion of the trading investments portfolio (2007—$6,608 million).

A summary of the trading portfolio instruments at December 31, 2008 and 2007 is shown in the Summary Statement

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of Trading Investments and Swaps in Appendix I-1. In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2008 and 2007 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix I-2.

As of December 31, 2008 and 2007, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of December 31, 2008 and 2007, are summarized below (in millions):

	December 31, 2008					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$191	$(1)	$116	$(17)	$307	$(18)
Asset-backed and mortgage-backed securities	34	(1)	—	—	34	(1)
Total	$225	$(2)	$116	$(17)	$341	$(19)

	December 31, 2007					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$310	$(2)	$1,539	$(20)	$1,849	$(22)
Asset-backed and mortgage-backed securities	—	—	126	(2)	126	(2)
Total	$310	$(2)	$1,665	$(22)	$1,975	$(24)

The Bank only invests in high credit quality instruments. At December 31, 2008, 74% of the Held-to-maturity investments are rated AAA, 23% are rated AA, 2% are rated A and 1% are rated BBB. The unrealized losses on the Held-to-maturity investments portfolio substantially relate to the credit downgrade of one sovereign issuer to BBB. The Bank expects to collect all amounts due according to the contractual terms prevailing on the acquisition date of these investments. Accordingly, and because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF) and U.S. Dollar Window Program) as well as multicurrency pool loans (CPS loans), and ii) single currency non-pool loans (emergency loans and loans under the Liquidity Program). In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, with LIBOR-based or adjustable interest rates, both at the option of the borrower. The interest rate on SCF LIBOR–based loans resets quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's spread. SCF LIBOR-based loan balances can be converted to fixed rate subject to certain conditions. The interest rate on SCF Adjustable loans resets semi-annually, based on the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus the Bank's spread.

As a result of the Multilateral Debt Relief and Concessional Finance Reform approved by the Board of Governors in 2007, the Bank now offers concessional lending through a blending of loans from the Ordinary Capital and the FSO ("parallel loans"). The Ordinary Capital's portion of parallel loans are SCF Adjustable loans with up to 30 years maturity and 6 years grace period.

The Bank maintains a targeted currency composition in its CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. The interest rate on CPS loans made from January 1, 1983 to December 31, 1989 is fixed. The interest rate on CPS loans made after that date is adjusted twice a year based on the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. Since September 2003, CPS loans are no longer available to borrowers.

Under the emergency lending, funding is provided to address financial emergencies in the region for a revolving aggregate amount of up to $6 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points. In late 2008, the Bank approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social process by protecting the flow of credit to the economy through financial institutions. The loans under this Program have the same terms as emergency loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed or floating-rate loan. For floating-rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Under the enhanced Local Currency Facility, approved in 2008, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. As of December 31, 2008, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $288 million (2007—$148 million).

A summary statement of loans outstanding by country is presented in Appendix I-3 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2008 and 2007 is shown in Appendix I-4.

Inter-American Investment Corporation (IIC)
The Bank has approved a loan to the IIC (a separate international organization whose 43 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2008, there was $100 million outstanding.

Loan participations and guarantees
Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2008, there were $2,437 million (2007—$944 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

As of December 31, 2008, the Bank had approved, net of cancellations and expirations, non-trade finance guarantees without sovereign counter-guarantees of $1,399 million (2007—$1,389 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. The Bank also has a Trade Finance Facilitation Program (TFFP) to provide credit guarantees without sovereign counter-guarantees on trade finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. As of December 31, 2008, trade-finance guarantees of $425 million have been issued (2007—$222 million) under this Program.

At December 31, 2008, guarantees of $1,035 million (2007—$689 million), including $141 million (2007—$99 million) issued under the TFFP, were outstanding and subject to call. An amount of $54 million (2007—$58 million) has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 2 to 16 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2008, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $870 million and were classified as follows: Excellent $89 million; Satisfactory $662; Watch list $119 million; and Loss contingency NIL.

IFF subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. During 2008, the IFF paid $50 million (2007—$48 million; 2006—$43 million) of interest on behalf of the borrowers. Up to December 31, 2006, the IFF was funded primarily from the general reserve of the FSO. As part of the Bank's Multilateral Debt Relief and Concessional Finance Reform, funding to the IFF was discontinued and the IFF interest subsidy is no longer available for loans approved after December 31, 2006.

Nonaccrual and impaired loans and allowance for outstanding loan and guarantee losses
The Bank declared a $288 million non-sovereign-guaranteed loan outstanding impaired as of December 31, 2008, and established a specific allowance for loan losses of $55 million; all amounts continue to be received on a monthly basis in accordance with the terms of the loan agreement. The recorded investment in impaired loans at December 31, 2007 was $2 million and the average recorded investment during 2007 was $24 million. During 2007 and 2006, respectively, income recognized on loans while impaired was $4 million and $13 million; if these loans had not been impaired, income recognized would have been $3 million and $11 million. There was no specific allowance for loan losses on impaired loans at December 31, 2007.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2008 and 2007 were as follows (in millions):

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

	2008	2007
Balance, beginning of year	$ 70	$104
Provision (credit) for loan and guarantee losses	93	(13)
Non-sovereign-guaranteed loans:		
Write offs	—	(21)
Recoveries	6	—
Balance, end of year	$169	$ 70
Composed of:		
Allowance for loan losses	$136	$ 51
Allowance for guarantee losses[1]	33	19
Total	$169	$ 70

[1] Included in Accounts payable and accrued expenses.

Note F – Receivable from (Payable to) Members

The composition of the net receivable from (payable to) members as of December 31, 2008 and 2007 is as follows (in millions):

	2008	2007
Regional developing members	$ 397	$ 401
Canada	(48)	(250)
Non-regional members	(297)	(355)
Total	$ 52	$(204)

These amounts are represented on the Balance Sheet as follows (in millions):

	2008	2007
Receivable from members	$ 435	$ 412
Amounts payable to maintain value of currency holdings	(383)	(616)
Total	$ 52	$(204)

Note G – Property

At December 31, 2008 and 2007, Property, net consists of the following (in millions):

	2008	2007
Land, buildings, improvements, capitalized software and equipment, at cost	$ 534	$ 512
Less: accumulated depreciation	(231)	(216)
	$ 303	$ 296

Note H – Fair Value Measurements

Effective January 1, 2008, the Bank adopted SFAS 157, which provides a new framework for measuring fair value under GAAP. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). In addition, substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs such as market yield curves, exchange rates, and other inputs that are observable during the full term of these instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and related swap instruments are valued using Management's best estimates utilizing available information including (i) actual portfolio prices provided by investment broker/dealers (with little, if any, trading activity), for certain investment instruments and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the income approach.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial assets:

Assets	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Investments—Trading	$12,669	$1,262	$11,297	$110
Currency and interest rate swaps	3,499	—	3,428	71
Total	$16,168	$1,262	$14,725	$181

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Balance Sheet under Accrued interest and other charges of $56 million for trading investments and $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$34,675	$ —	$34,135	$540
Currency and interest rate swaps	1,913	—	1,871	42
Total	$36,588	$ —	$36,006	$582

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges—On swaps, net of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of December 31, 2008 and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

Financial assets

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance at January 1, 2008	$ 68	$ 89	$157
Total gains (losses) included in:			
Net income (loss)	(106)	32	(74)
Other comprehensive income (loss)	(5)	(4)	(9)
Settlements	(30)	(15)	(45)
Transfer to/from financial liabilities	—	(31)	(31)
Transfer into level 3	183	—	183
Balance at December 31, 2008	$ 110	$ 71	$181
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at December 31, 2008	$ (84)	$ 6	$ (78)

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions).

	Year Ended December 31, 2008			
	Income (loss) from Investments	Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (Losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total gains (losses) included in Net income (loss) for the year	$(106)	$ 26	$6	$(74)
Change in unrealized gains (losses) related to assets still held at December 31, 2008	$ (84)	$—	$6	$(78)

Financial liabilities

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance at January 1, 2008	$533	$ 39	$572
Total (gains) losses included in:			
Net income (loss)	(16)	44	28
Other comprehensive income (loss)	(9)	—	(9)
Issuance and settlements, net	32	(10)	22
Transfer from/to financial liabilities	—	(31)	(31)
Balance at December 31, 2008	$540	$ 42	$582
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at December 31, 2008	$(56)	$ 39	$ (17)

(Gains) losses are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2008		
	Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (Losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the year	$45	$(17)	$ 28
Change in unrealized (gains) losses related to liabilities still held at December 31, 2008	$—	$(17)	$(17)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note I – Fair Value Option

Up to December 31, 2007, and since the discontinuation of hedge accounting on January 1, 2004, the Bank accounted for all its borrowings at amortized cost and, as required by SFAS 133, marked to market all derivative instruments, including borrowing swaps, with changes in fair value recognized in income. This accounting treatment resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from the previous accounting asymmetry, as SFAS 159 requires that changes in the fair value of elected borrowings also be recorded in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

As described in Note H to the financial statements, substantially all the Bank's medium- and long-term borrowings elected under SFAS 159 and related borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs observable in the principal markets in which these instruments transact. When observable inputs are not available, these instruments are valued using management's best estimates, including market yield curves of other instruments used as a proxy for the instruments' yield curves.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the year ended December 31, 2008 as follows (in millions):

Year Ended December 31, 2008		
Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$(1,644)	$1,766	$122

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2008, was as follows (in millions):

Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$32,745	$34,675	$1,930

Note J – Borrowings

Medium- and long-term borrowings at December 31, 2008 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.50% to 16.38%, before swaps, and from 0.12% (equivalent to 1-month USD-LIBOR less 35 basis points) to 9.08%, after swaps, with various maturity dates through 2038. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2008 and 2007 is shown in Appendix I-5.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2008, the weighted average rate of short-term borrowings was 1.88% (2007—4.37%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $750 million during 2008 (2007—$340 million; 2006—$307 million).

Note K – Derivatives and Hedging Activities

Risk management strategy and use of derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. Financial derivative instruments are an important component of the set of financial instruments used by the Bank to enhance its financial efficiency while achieving its risk management objectives. These instruments, mostly currency and interest rate swaps, are used primarily for hedging purposes as part of the Bank's asset and liability management.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge certain fixed-rate loans and loans in local currency, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value

Following the requirements of SFAS 133, the Bank records all derivatives at fair value on the Balance Sheet, with changes in fair value reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (before 2008, Effects of SFAS 133 and currency transaction adjustments) in the Statement of Income and Retained Earnings. Beginning in 2008, certain borrowings elected under the fair value option provided by SFAS 159 are also carried at fair value on the Balance sheet, with changes in fair value reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value.

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value for the years ended December 31, 2008, 2007 and 2006 comprise the following (in millions):

	2008	2007	2006
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$(3,980)	$ 1,106	$ 619
Interest rates	2,900	(170)	(469)
Total change in fair value of derivatives	(1,080)	936	150
Change in fair value of SFAS 159 elected borrowings due to movements in:			
Exchange rates	3,727	—	—
Interest rates	(1,961)	—	—
Total change in fair value of borrowings	1,766	—	—
Currency transaction gains (losses) on borrowings at amortized cost	241	(1,141)	(589)
Change in fair value of hybrid borrowings	—	—	1
Amortization of borrowing and loan basis adjustments	19	57	62
Reclassification to income—cash flow hedges	4	(1)	(8)
Total	$ 950	$ (149)	$(384)

The fair value election for certain borrowings under SFAS 159 has helped reduce the income volatility previously generated by carrying at fair value only the derivatives, as required by SFAS 133. Net unrealized gains on the Bank's non-trading derivatives due to changes in interest rates were $2,900 million for the year mainly due to an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2007 levels. These gains were partially compensated by net unrealized losses of $1,961 million on borrowings elected under the fair value option resulting from changes in interest rates. Substantially all this income volatility, which amounted to a gain of $939 million for the year, resulted mainly from an overall increase in the Bank's credit spreads at the end of the year. The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have widened due, in part, to competition from comparably rated government guaranteed financial institutions at wider spread levels than those typically obtained by the Bank in the past.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2008, exchange rate changes affected negatively the value of the borrowing swaps by $3,980 million (2007—positive changes of $1,106 million; 2006—positive changes of $619 million), offsetting the positive effect of the decrease in the value of borrowings of $3,968 million (2007—negative changes of $1,141 million; 2006—negative changes of $589 million).

Note L – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2008, the Bank had received eligible collateral (U.S. Treasuries and cash) of $1,761 million (2007—$2,131 million), as required under its master derivative agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2008 and 2007, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2008	2007
Investments—Trading Portfolio		
Interest rate swaps	$ 4	$ 5
Borrowing Portfolio		
Currency swaps	1,881	2,800
Interest rate swaps	1,573	241
Loan Portfolio		
Currency and interest rate swaps	41	4

Note M – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid in gold and/or United States dollars and in the currency of the respective member, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2008 and 2007, see Appendix I-6.

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each share of the Bank held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Inter-American Development Bank, also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2008 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-7.

Return of Capital to Serbia and Montenegro

In June 2008, the Bank returned funds to each of Serbia and Montenegro corresponding to shares of Paid-in capital as a result of the decision of those countries not to subscribe to such shares as successors of the former Socialist Federal Republic of Yugoslavia, a former Bank member. The associated adjustments resulted in a reduction of $15 million of Subscribed capital, $14 million of Callable capital and $1 million of Paid-in capital.

Increase in Bank membership

On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of Paid-in capital and 176 shares of Callable capital.

Note N – Retained Earnings

The composition of Retained earnings as of December 31, 2008 and 2007 is as follows (in millions):

	2008	2007
General reserve	$11,982	$11,911
Special reserve	2,665	2,665
Total	$14,647	$14,576

Note O – Accumulated Other Comprehensive Income

Other comprehensive income comprises the effects of SFAS 133 and SFAS 158 and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2008, 2007, and 2006 (in millions):

	Translation Adjustments Allocation				
	General Reserve	Special Reserve	SFAS 133 Adjustments	SFAS 158 Adjustments	Total
Balance at January 1, 2006	$ 395	$(200)	$(7)	$ —	$ 188
Translation adjustments	117	32	—	—	149
Reclassification to income—cash flow hedges	—	—	8	—	8
Initial recognition of deferred (cost) credit for postretirement benefits:					
Net actuarial gain	—	—	—	698	698
Prior service cost	—	—	—	(17)	(17)
Balance at December 31, 2006	512	(168)	1	681	1,026
Translation adjustments	234	46	—	—	280
Reclassification to income—cash flow hedges	—	—	1	—	1
Recognition of changes in Postretirement benefit assets:					
Net actuarial gain	—	—	—	126	126
Reclassification to income—amortization of net prior service cost	—	—	—	4	4
Balance at December 31, 2007	746	(122)	2	811	1,437
Translation adjustments	376	20	—	—	396
Reclassification to income—cash flow hedges	—	—	(4)	—	(4)
Recognition of changes in Postretirement benefit assets/liabilities:					
Net actuarial loss	—	—	—	(1,375)	(1,375)
Reclassification to income—amortization of net prior service cost	—	—	—	4	4
Balance at December 31, 2008	$1,122	$(102)	$(2)	$ (560)	$ 458

Note P – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the employees of the IIC, and the Local Retirement Plan (LRP) for the pension benefit of national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All current staff of the Bank and the IIC who contribute to the SRP and LRP while in active service and who meet certain requirements are eligible for postretirement benefits under the Postretirement Benefits Plan (PRBP). Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future health and other benefits. While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2008, 2007 and 2006 (in millions):

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Change in benefit obligation						
Benefit obligation, beginning of year	$2,264	$2,207	$2,046	$ 996	$ 886	$ 810
Service cost	54	58	58	29	32	31
Interest cost	142	132	112	62	58	44
Plan participants' contributions	20	21	21	—	—	—
Retiree drug subsidy received	—	—	—	1	—	—
Benefits paid	(93)	(86)	(69)	(25)	(22)	(20)
Actuarial loss (gain)	32	(68)	39	5	42	21
Benefit obligation, end of year	2,419	2,264	2,207	1,068	996	886
Change in plan assets						
Fair value of plan assets, beginning of year	3,038	2,826	2,499	1,195	1,130	994
Actual return on plan assets	(785)	243	339	(314)	71	140
Employer contribution	24	34	35	17	16	16
Plan participants' contributions	20	21	21	—	—	—
Benefits paid	(93)	(86)	(69)	(25)	(22)	(20)
Net payments from other plans	—	—	1	—	—	—
Fair value of plan assets, end of year	2,204	3,038	2,826	873	1,195	1,130
Funded status, end of year	$ (215)	$ 774	$ 619	$ (195)	$ 199	$ 244
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial loss (gain)	$ 339	$ (648)	$ (492)	$ 212	$ (176)	$ (206)
Prior service cost	6	8	10	3	5	7
Net amount recognized	$ 345	$ (640)	$ (482)	$ 215	$ (171)	$ (199)

The accumulated benefit obligation for the Plans was $2,150 million, $1,943 million, and $1,911 million at December 31, 2008, 2007 and 2006, respectively.

During 2008, the fair value of the Plans and the PRBP assets was adversely affected by the continuing instability in the financial markets, contributing significantly to the negative return in plan assets during the year.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income for the years ended December 31, 2008, 2007 and 2006, as applicable, consist of the following components (in millions):

Components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Service Cost	$ 54	$ 58	$ 58	$ 29	$ 32	$ 31
Interest Cost	142	132	112	62	58	44
Expected return on plan assets	(171)	(154)	(139)	(68)	(61)	(55)
Amortization of prior service cost	2	2	2	2	2	2
Net periodic benefit cost	$ 27	$ 38	$ 33	$ 25	$ 31	$ 22
Of which:						
Ordinary Capital's share	$ 23	$ 32	$ 26	$ 21	$ 26	$ 17
FSO's share	4	6	7	4	5	5

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Net actuarial loss (gain)	$ 987	$(156)	$388	$30
Amortization of prior service cost	(2)	(2)	(2)	(2)
Total recognized in Other comprehensive income (loss)	$ 985	$(158)	$386	$28
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$1,012	$(120)	$411	$59

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with the allocation formula approved by the Board of Executive Directors for administrative expenses.

The estimated prior service cost that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2009 is $2 million for the Plans and $2 million for the PRBP.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.4, 12.3 and 11.9 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13 years for the LRP, and 7.9 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	5.75%	6.25%	6.00%	5.75%	6.25%	6.00%
Rate of salary increase SRP	5.50%	6.00%	6.00%			
Rate of salary increase LRP	7.30%	7.80%	7.80%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended at December 31,	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	6.25%	6.00%	5.50%	6.25%	6.00%	5.50%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Rate of salary increase SRP	6.00%	6.00%	5.10%			
Rate of salary increase LRP	7.80%	7.80%	7.30%			

The expected yearly rate of return on plan assets reflects management's best estimate of expected rate of returns of asset categories employed by the plans and conservatively applying those returns in formulating the investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2008	2007	2006
Health care cost trend rates assumed for next year:			
Medical	8.50%	9.50%	10.00%
Prescription drugs	8.50%	9.50%	10.00%
Dental	6.00%	6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017	2013

For those participants assumed to retire outside of the United States, a 8.50% health care cost trend rate was used for 2008 (2007—9.50%; 2006—10.00%).

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2008 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 14	$ (11)
Effect on postretirement benefit obligation	143	(111)

Plan assets

The Plans and PRBP weighted-average asset allocations at December 31, 2008 and 2007, by asset category, are as follows:

	Plans		PRBP	
Asset Category	2008	2007	2008	2007
U.S. equities	30%	34%	35%	39%
Non-U.S. equities	20%	25%	23%	30%
Emerging market equities	2%	3%	—	—
Emerging market debt	3%	2%	—	—
Fixed income bonds and funds	21%	20%	20%	20%
U.S. inflation-indexed bonds	9%	7%	14%	10%
Real estate investment funds and equities	5%	6%	—	—
Commodity index futures	1%	3%	—	—
Short-term investment funds	9%	—	8%	1%
Total	100%	100%	100%	100%

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans and PRBP investment policies. Investment policies have been developed so that, consistent with expected returns, there is a high equity allocation with the expectation of sufficient returns to meet long-term funding needs.

Investments average 60% and 70% exposure to a well-diversified pool of equities. Assets are also invested in fixed-income securities (20%) to protect against disinflation, a mix of other types of investments (10% to 20%) that are expected to react positively to rising inflation to provide protection against loss of purchasing power, emerging market equities (0% to 5%), and emerging market debt (0% to 5%).

The investment policy target allocations as of December 31, 2008 are as follows:

	SRP	LRP	PRBP
U.S. equities	35%	40%	40%
Non-U.S. equities	25%	30%	30%
Emerging market securities[1]	5%	—	—
Fixed income	20%	20%	20%
Inflation-sensitive investments[2]	15%	10%	10%

[1] Comprised of emerging market equities and debt.

[2] Comprised of inflation-indexed U.S. Government bonds (5% to 15%), real estate investment funds and equities (0% to 6%), and full-collateralized commodity index futures (0% to 4%) for the SRP, inflation-indexed U.S. Government bonds (5% to 10%) and real estate investment funds and equities (0% to 5%) for the LRP, and inflation-indexed U.S. Government bonds (10%) for the PRBP.

Risk management is achieved by the continuous monitoring of each asset category level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved for each instrument.

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2009 are expected to be approximately $35 million and $25 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2008.

Year	Plans	PRBP
2009	$ 97	$ 34
2010	101	36
2011	106	39
2012	110	41
2013	115	44
2014–2018	656	267

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note Q – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Net income (loss)	$ (22)	$ 134	$ 243
Difference between amounts accrued and amounts paid or collected for:			
Loan income	57	(2)	(9)
Investment income	(54)	(26)	(19)
Net unrealized (gain) loss on trading investments	1,596	280	(12)
Interest and other costs of borrowings, after swaps	350	182	213
Administrative expenses, including depreciation	7	67	48
Special programs	48	24	27
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value	(950)	149	384
Net (increase) decrease in trading investments	(1,951)	122	(1,796)
Provision (credit) for loan and guarantee losses	93	(13)	(48)
Net cash provided by (used in) operating activities	$ (826)	$ 917	$ (969)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (199)	$ 438	$ 316
Held-to-maturity investments	(237)	347	167
Loans outstanding	806	583	366
Borrowings	272	840	536
Receivable from members–net	260	(302)	(139)

Note R – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2008, 2007 and 2006, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Argentina	$411	$463	$476
Brazil	579	583	540
Colombia	253	230	189

Note S – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework provided by SFAS 157. However, the Bank continues to explore possible available valuation tools to make the estimate of fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2008 and 2007 (in millions):

	2008[1]		2007[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 301	$ 301	$ 200	$ 200
Investments				
Trading	12,669	12,669	12,367	12,367
Held-to-maturity	3,657	3,703	3,901	3,884
Loans outstanding, net	51,601	N/A	48,503	N/A
Currency and interest rate swaps receivable				
Investments—trading	4	4	5	5
Loans	41	41	4	4
Borrowings	3,454	3,454	3,041	3,041
Borrowings				
Short-term	3,067	3,067	2,204	2,204
Medium- and long-term:				
Measured at fair value	34,675	34,675	—	—
Measured at amortized cost	12,211	13,977	45,441	45,901
Currency and interest rate swaps payable				
Investments—trading	11	11	3	3
Loans	110	110	16	16
Borrowings	1,792	1,792	1,011	1,011

N/A = Not available
[1] Includes accrued interest.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	2,678	2,678[1]
Average balance during year	—	—	—	996	996
Net gains for the year	—	—	—	10	10
Obligations of non-U.S. governments and agencies:					
Carrying value	331	33	142	265	771
Average balance during year	386	101	42	26	555
Net gains for the year	7	1	1	—	9
Bank obligations:					
Carrying value	1,361	—	120	3,300	4,781
Average balance during year	1,714	231	239	3,493	5,677
Net losses for the year	(31)	—	—	(69)	(100)
Corporate securities:					
Carrying value	—	—	—	199	199
Average balance during year	—	—	—	325	325
Net losses for the year	—	—	—	(2)	(2)
Asset-backed and mortgage-backed securities:					
Carrying value	1,838	—	—	2,346	4,184
Average balance during year	2,273	—	—	3,237	5,510
Net losses for the year	(313)	—	—	(1,201)	(1,514)
Total trading investments:					
Carrying value	3,530	33	262	8,788	12,613
Average balance during year	4,373	332	281	8,077	13,063
Net gains (losses) for the year	(337)	1	1	(1,262)	(1,597)
Net interest rate swaps:					
Carrying value[2]	—	—	—	(7)	(7)
Average balance during year	—	—	—	(4)	(4)
Net losses for the year	—	—	—	(1)	(1)
Currency swaps receivable:					
Carrying value[2]	—	—	—	35	35
Average balance during year	—	—	—	12	12
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[2]	(36)	—	—	—	(36)
Average balance during year	(11)	—	—	—	(11)
Net losses for the year	(2)	—	—	—	(2)
Total trading investments and swaps:					
Carrying value	3,494	33	262	8,816	12,605
Average balance during year	4,362	332	281	8,085	13,060
Net gains (losses) for the year	(339)	1	1	(1,263)	(1,600)
Return for the year (%)	(3.26)	0.70	2.52	(12.57)	(7.84)

[1] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $1,358 million. GSE obligations are not backed by the full faith and credit of the United States government.

[2] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS - NOTE D

December 31, 2007
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	454	454[1]
Average balance during year	—	—	—	519	519
Net gains for the year	—	—	—	3	3
Obligations of non-U.S. governments and agencies:					
Carrying value	—	127	—	—	127
Average balance during year	24	90	—	—	114
Net losses for the year	(1)	—	—	—	(1)
Bank obligations:					
Carrying value	1,701	43	151	2,812	4,707
Average balance during year	1,736	93	265	3,034	5,128
Net gains (losses) for the year	(10)	—	—	14	4
Corporate securities:					
Carrying value	—	—	—	411	411
Average balance during year	—	—	—	449	449
Net losses for the year	—	—	—	(5)	(5)
Asset-backed and mortgage-backed securities:					
Carrying value	2,498	—	—	4,110	6,608
Average balance during year	2,416	—	—	4,834	7,250
Net losses for the year	(52)	—	—	(239)	(291)
Total trading investments:					
Carrying value	4,199	170	151	7,787	12,307
Average balance during year	4,176	183	265	8,836	13,460
Net losses for the year	(63)	—	—	(227)	(290)
Net interest rate swaps:					
Carrying value[2]	1	—	—	—	1
Average balance during year	1	—	—	—	1
Net losses for the year	—	—	—	(1)	(1)
Total trading investments and swaps:					
Carrying value	4,200	170	151	7,787	12,308
Average balance during year	4,177	183	265	8,836	13,461
Net losses for the year	(63)	—	—	(228)	(291)
Return for the year (%)	2.78	0.59	2.37	2.84	2.79

[1] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities of $226 million. GSE obligations are not backed by the full faith and credit of the United States government.

[2] Interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,428	551	155	181	947	3,262
Gross unrealized gains	16	3	1	4	39	63
Gross unrealized losses	18	—	—	—	—	18
Fair value	1,426	554	156	185	986	3,307
Bank obligations:						
Net carrying amount	73	—	2	—	148	223
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	73	—	2	—	148	223
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	35	101	136
Gross unrealized gains	—	—	—	—	2	2
Gross unrealized losses	—	—	—	1	—	1
Fair value	—	—	—	34	103	137
Total held-to-maturity investments:						
Net carrying amount	1,501	551	157	216	1,196[1]	3,621
Gross unrealized gains	16	3	1	4	41	65
Gross unrealized losses	18	—	—	1	—	19
Fair value	1,499	554	158	219	1,237	3,667
Return for the year (%)	3.74	0.72	2.21	3.87	4.27	3.47

[1] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 927
British pounds sterling	178
Other	91
Total	$1,196

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2008
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2009	$1,535	$1,539
2010 to 2013	2,086	2,128
Total	$3,621	$3,667

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2007
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	48	—	—	5	—	53[1]
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	48	—	—	5	—	53
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,153	446	51	269	1,115	3,034
Gross unrealized gains	1	1	—	1	3	6
Gross unrealized losses	17	—	—	1	4	22
Fair value	1,137	447	51	269	1,114	3,018
Bank obligations:						
Net carrying amount	309	4	95	—	155	563
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	309	4	95	—	155	563
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	60	148	208
Gross unrealized gains	—	—	—	—	1	1
Gross unrealized losses	—	—	—	—	2	2
Fair value	—	—	—	60	147	207
Total held-to-maturity investments:						
Net carrying amount	1,510	450	146	334	1,418[2]	3,858
Gross unrealized gains	1	1	—	1	4	7
Gross unrealized losses	17	—	—	1	6	24
Fair value	1,494	451	146	334	1,416	3,841
Return for the year (%)	3.64	0.56	2.29	3.92	4.38	3.45

(1) Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities of $53 million. GSE obligations are not backed by the full faith and credit of the United States government.

(2) The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$1,085
British pounds sterling	230
Other	103
Total	$1,418

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2007
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2008	$1,545	$1,543
2009 to 2012	2,313	2,298
Total	$3,858	$3,841

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2008 and 2007
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding 2008[1]	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Borrowing country currencies	Undisbursed	Outstanding 2007[1]
Argentina	$ 8,668	$ 8,616	$ 52	$ 4,504	$ 8,567
Bahamas	90	90	—	142	79
Barbados	140	140	—	84	133
Belize	94	94	—	26	96
Bolivia	161	161	—	102	195
Brazil	12,543	12,497	46	3,775	12,505
Chile	591	591	—	393	551
Colombia	5,620	5,600	20	693	4,813
Costa Rica	251	251	—	1,344	495
Dominican Republic	1,025	1,025	—	261	1,029
Ecuador	1,487	1,487	—	392	1,465
El Salvador	1,377	1,377	—	419	1,166
Guatemala	1,197	1,197	—	584	1,135
Guyana	3	3	—	29	3
Honduras	75	75	—	137	89
Jamaica	627	627	—	152	542
Mexico	4,782	4,782	—	1,477	4,574
Nicaragua	77	77	—	78	78
Panama	911	911	—	553	853
Paraguay	705	705	—	416	678
Peru	3,957	3,957	—	447	3,823
Suriname	59	59	—	89	55
Trinidad and Tobago	396	396	—	124	390
Uruguay	2,056	2,056	—	638	1,835
Venezuela	1,329	1,315	14	607	1,153
Regional	419	419	—	6	484
Non-sovereign-guaranteed loans	2,433	2,433	—	2,148	1,168
Inter-American Investment Corporation	100	100	—	200	—
Total 2008	$51,173	$51,041	$132	$19,820	
Total 2007		$47,807	$147	$16,428	$47,954

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $2,437 million at December 31, 2008 (2007—$944 million). This table also excludes guarantees outstanding of $1,035 million at December 31, 2008 (2007—$689 million).
[2] Includes $245 million of loans in borrowing country currencies, which have been swapped to United States dollars.

Non-sovereign-guaranteed loans outstanding have been made in the following countries (in millions):

	December 31, 2008	December 31, 2007
Argentina	$ 1	$ 2
Bolivia	73	81
Brazil	925	558
Chile	302	9
Colombia	125	—
Costa Rica	180	10
Ecuador	79	25
El Salvador	50	—

	December 31, 2008	December 31, 2007
Guatemala	$ 25	$ 25
Mexico	87	105
Nicaragua	—	7
Panama	50	—
Peru	401	201
Suriname	7	7
Regional	128	138
	$2,433	$1,168

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E[1]

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 52	7.05	$ —	—	—	$ 52	7.05
Adjustable	1,288	4.21	10	4.84	4.74	1,298	4.21
Japanese yen							
Fixed	146	7.04	—	—	—	146	7.04
Adjustable	3,633	4.21	9	1.94	4.39	3,642	4.20
LIBOR-based floating	—	—	93	1.08	7.87	93	1.08
Swiss francs							
Fixed	68	7.12	—	—	—	68	7.12
Adjustable	1,613	4.21	—	—	—	1,613	4.21
United States dollars							
Fixed	246	7.05	—	—	—	246	7.05
Adjustable	6,075	4.21	23,113	5.15	7.59	29,188	4.95
LIBOR-based floating	—	—	14,695	4.69	9.33	14,695	4.69
Others							
Fixed	132	4.00	—	—	—	132	4.00
Loans outstanding							
Fixed	644	6.43	—	—	—	644	6.43
Adjustable	12,609	4.21	23,132	5.15	7.59	35,741	4.82
LIBOR-based floating	—	—	14,788	4.66	9.32	14,788	4.66
Total	$13,253	4.32	$37,920	4.96	8.26	$51,173	4.79

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans	All loans		
Year of maturity	Fixed	Adjustable	Adjustable[3]	Fixed	Adjustable[3]	Total
2009	$156	$ 1,990	$ 1,943	$156	$ 3,933	$ 4,089
2010	131	1,906	2,228	131	4,134	4,265
2011	102	1,705	2,534	102	4,239	4,341
2012	86	1,442	2,693	86	4,135	4,221
2013	66	1,195	2,749	66	3,944	4,010
2014 to 2018	84	3,317	12,569	84	15,886	15,970
2019 to 2023	18	922	8,575	18	9,497	9,515
2024 to 2028	1	132	3,872	1	4,004	4,005
2029 to 2033	—	—	726	—	726	726
2034 to 2038	—	—	31	—	31	31
Total	$644	$12,609	$37,920	$644	$50,529	$51,173
Average maturity (years)	2.85	4.36	8.26	2.85	7.29	7.23

[1] Information presented after currency and interest rate swaps.
[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E[1]

December 31, 2007
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 97	7.16	$ —	—	—	$ 97	7.16
Adjustable	1,959	4.25	12	4.53	5.24	1,971	4.25
Japanese yen							
Fixed	175	7.15	—	—	—	175	7.15
Adjustable	3,536	4.25	8	1.93	4.89	3,544	4.24
LIBOR-based floating	—	—	35	0.99	8.87	35	0.99
Swiss francs							
Fixed	94	7.22	—	—	—	94	7.22
Adjustable	1,839	4.25	—	—	—	1,839	4.25
United States dollars							
Fixed	327	7.16	—	—	—	327	7.16
Adjustable	6,553	4.25	22,329	5.61	7.72	28,882	5.30
LIBOR-based floating	—	—	10,843	5.65	9.20	10,843	5.65
Others							
Fixed	147	4.00	—	—	—	147	4.00
Loans outstanding							
Fixed	840	6.61	—	—	—	840	6.61
Adjustable	13,887	4.25	22,349	5.61	7.72	36,236	5.09
LIBOR-based floating	—	—	10,878	5.64	9.20	10,878	5.64
Total	$14,727	4.38	$33,227	5.62	8.20	$47,954	5.24

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2007
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans	All loans		
Year of maturity	Fixed	Adjustable	Adjustable[3]	Fixed	Adjustable[3]	Total
2008	$223	$ 1,913	$ 2,208	$223	$ 4,121	$ 4,344
2009	149	1,911	1,855	149	3,766	3,915
2010	124	1,834	2,103	124	3,937	4,061
2011	97	1,646	2,287	97	3,933	4,030
2012	82	1,384	2,325	82	3,709	3,791
2013 to 2017	140	3,863	10,971	140	14,834	14,974
2018 to 2022	22	1,168	7,466	22	8,634	8,656
2023 to 2027	3	168	3,376	3	3,544	3,547
2028 to 2032	—	—	636	—	636	636
Total	$840	$13,887	$33,227	$840	$47,114	$47,954
Average maturity (years)	2.97	4.64	8.20	2.97	7.15	7.07

[1] Information presented after currency and interest rate swaps.
[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2008
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,234	5.08	2.48	$ 173	6.70	0.67	$ —	—	—	$ 2,407	5.20	2.35
	—	—	—	(630)	5.57	1.24	(838)	4.26	4.54	(1,468)	4.82	3.12
Adjustable	799	5.23	7.39	2,961	4.10	3.81	838	3.99	4.54	4,598	4.28	4.57
	—	—	—	(799)	5.23	7.39	—	—	—	(799)	5.23	7.39
Japanese yen												
Fixed	2,595	3.02	2.08	—	—	—	—	—	—	2,595	3.02	2.08
	—	—	—	(139)	5.73	4.58	(1,408)	1.94	0.63	(1,547)	2.28	0.98
Adjustable	434	2.09	9.06	458	0.60	2.59	1,441	0.76	0.84	2,333	0.98	2.71
	—	—	—	(952)	1.29	4.09	(33)	1.23	9.83	(985)	1.29	4.28
Swiss francs												
Adjustable	—	—	—	1,311	2.78	2.13	—	—	—	1,311	2.78	2.13
United States dollars												
Fixed	25,689	4.81	5.74	620	5.62	1.33	580	5.25	5.77	26,889	4.84	5.64
	—	—	—	(150)	8.58	0.67	(16,517)	4.15	5.53	(16,667)	4.19	5.49
Adjustable	212	2.08	6.31	16,392	2.81	5.55	17,739	3.25	4.49	34,343	3.03	5.01
	—	—	—	(3,997)	2.98	3.53	(2,531)	2.08	4.44	(6,528)	2.63	3.88
Others												
Fixed	15,194	6.64	5.54	—	—	—	—	—	—	15,194	6.64	5.54
	—	—	—	(15,194)	6.64	5.54	—	—	—	(15,194)	6.64	5.54
Adjustable	134	7.46	6.16	—	—	—	—	—	—	134	7.46	6.16
	—	—	—	(134)	7.46	6.16	—	—	—	(134)	7.46	6.16
Total												
Fixed	45,712	5.33	5.31	793			580			47,085	5.34	5.24
	—	—	—	(16,113)			(18,763)			(34,876)	5.20	5.21
Adjustable	1,579	4.13	7.60	21,122			20,018			42,719	3.06	4.75
	—	—	—	(5,882)			(2,564)			(8,446)	2.80	4.30
Principal at face value	47,291	5.29	5.38	(80)			(729)			46,482	3.81	4.99
Fair value adjustments	1,703			(1,166)			(1,432)			(895)		
Net unamortized discount	(2,667)			1,063			729[3]			(875)		
Total	$46,327	5.29	5.38	$ (183)			$ (1,432)			$ 44,712	3.81	4.99

[1] As of December 31, 2008, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.
[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $183 million and $1,432 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,415 million and currency and interest rate swap liabilities at fair value of $1,800 million, included on the Balance Sheet.
[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2009	$ 5,952	2014 through 2018	$13,772
2010	7,583	2019 through 2023	1,193
2011	4,926	2024 through 2028	2,816
2012	5,951	2037 and 2038	747
2013	4,351	Total	$47,291

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2007
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,628	4.94	3.20	$ 181	6.70	1.67	$ —	—	—	$ 2,809	5.05	3.10
	—	—	—	(659)	5.57	2.25	(1,168)	4.16	4.40	(1,827)	4.67	3.62
Adjustable	806	5.33	8.32	3,672	4.50	3.57	1,168	4.61	4.40	5,646	4.64	4.42
	—	—	—	(806)	5.33	8.32	—	—	—	(806)	5.33	8.32
Japanese yen												
Fixed	2,133	2.91	3.03	677	0.95	0.83	45	1.71	0.37	2,855	2.43	2.47
	—	—	—	(90)	5.03	6.36	(1,190)	1.89	1.58	(1,280)	2.11	1.92
Adjustable	242	2.35	11.41	154	0.59	0.86	1,172	0.67	1.84	1,568	0.92	3.22
	—	—	—	(663)	1.19	4.75	(27)	1.23	10.83	(690)	1.19	4.99
Swiss francs												
Adjustable	—	—	—	1,237	2.56	3.13	—	—	—	1,237	2.56	3.13
United States dollars												
Fixed	23,727	5.29	5.42	620	5.62	2.33	580	5.25	6.77	24,927	5.29	5.37
	—	—	—	(650)	6.69	0.50	(11,566)	4.89	6.82	(12,216)	4.98	6.48
Adjustable	150	2.46	6.73	14,739	4.92	6.28	12,939	4.87	5.71	27,828	4.88	6.01
	—	—	—	(4,167)	4.84	3.66	(2,531)	4.74	5.44	(6,698)	4.81	4.33
Others												
Fixed	17,967	6.37	6.21	—	—	—	—	—	—	17,967	6.37	6.21
	—	—	—	(17,967)	6.37	6.21	—	—	—	(17,967)	6.37	6.21
Adjustable	118	10.11	5.31	—	—	—	—	—	—	118	10.11	5.31
	—	—	—	(118)	10.11	5.31	—	—	—	(118)	10.11	5.31
Total												
Fixed	46,455	5.58	5.49	1,478			625			48,558	5.51	5.38
	—	—	—	(19,366)			(13,924)			(33,290)	5.60	6.00
Adjustable	1,316	4.89	8.44	19,802			15,279			36,397	4.61	5.55
	—	—	—	(5,754)			(2,558)			(8,312)	4.63	4.79
Principal at face value	47,771	5.56	5.57	(3,840)			(578)			43,353	4.85	5.15
SFAS 133 —												
Fair value adjustments	(9)			599			(116)			474		
Net unamortized discount	(2,917)			1,344			578[3]			(995)		
Total	$44,845	5.56	5.57	$ (1,897)			$ (116)			$42,832	4.85	5.15

[1] As of December 31, 2007, the average repricing period of the net currency obligations for adjustable rate borrowings was five months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $1,897 million and $116 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,019 million and currency and interest rate swap liabilities at fair value of $1,006 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2007
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2008	$ 7,460	2013 through 2017	$12,460
2009	5,770	2018 through 2022	2,266
2010	6,014	2023 through 2027	3,910
2011	2,930	2037	478
2012	6,483	Total	$47,771

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK – NOTE M

December 31, 2008 and 2007
Expressed in millions of United States dollars[1]

		Paid-in portion of subscribed capital				
Members	Shares	Freely convertible currencies	Other currencies	Callable portion of subscribed capital	Total 2008	Total 2007
Argentina	900,154	$ 361.1	$104.1	$10,393.8	$ 10,858.9	$ 10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada	334,887	173.7	—	3,866.2	4,039.9	4,039.9
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	2.2
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total before unallocated amount	8,367,264	3,870.6	468.8	96,598.5	100,937.9	100,937.9
Unallocated	—	—	—	—	—	15.7[2]
Total 2008	8,367,264	$ 3,870	$ 469	$ 96,599	$ 100,938	
Total 2007	8,368,563	$ 3,871	$ 469	$ 96,613		$ 100,953

[1] Data are rounded; detail may not add up to subtotals and totals because of rounding.
[2] Represents the then remaining shares of the former Socialist Federal Republic of Yugoslavia.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-7

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2008

Member countries	Subscribed shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	900,154	900,289	10.752
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.752
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.016
Canada	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.007
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.472
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,179	1,337,744	15.976
Grand total	8,367,264	8,373,609	100.000

[1] Data are rounded; detail may not add to subtotals and grand total because of rounding.



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The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 13, 2009

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 6 and 14 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 13, 2009.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2008, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310.

The Information Statement is also available on the Bank's website at http://www.iadb.org/fin/financial_info.cfm. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 13, 2009

SUMMARY INFORMATION

As of December 31, 2008

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 21 non-borrowing member countries. The five largest members by shareholdings are the United States, Argentina, Brazil, Mexico and Venezuela.

The principal office of the IADB is located in Washington, D.C. with offices in each of its borrowing member countries as well as in Paris and Tokyo.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). All information provided in this Summary Information refers to the IADB's Ordinary Capital.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $96.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Up to 2007, the IADB's Ordinary Capital generated net income in every year since its inception. In 2008 the IADB's Ordinary Capital had a Net loss[1] of $22 million. Unrealized investment losses from the current financial markets crisis of $1.6 billion were partially offset by net unrealized gains of $1 billion on non-trading derivatives and borrowings measured at fair value due to the overall increase in the IADB's credit spreads at the end of the year. Over the years, net income has been substantially maintained in retained earnings aggregating $15.1 billion. Loss before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously Effects of SFAS 133[2] and currency transaction adjustments), which is defined as "Operating Income (Loss)" in this Information Statement, totaled $972 million in 2008.

At the end of the year, the Total Equity to Loans Ratio or TELR[3] equaled 35.3%. The IADB's capital adequacy policy measures the sufficiency of economic capital and defines the desired level for the TELR as 38%.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $49.4 billion, before swaps, were denominated in 20 currencies and included $3.1 billion of short-term borrowings.

The IADB limits its Net Borrowings[4] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1%, with the balance from Japan, Canada and the other nonregional members). Net Borrowings were $32.5 billion, or 67.4% of the $48.3 billion of callable capital stock of the non-borrowing member countries.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $51.2 billion, of which 95% was sovereign-guaranteed. The total amount of outstanding loans and guarantees is limited to the paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the IADB follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made without a sovereign guarantee, including loans to sub-sovereign entities, as well as financings in all sectors.

As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% the previous year. Non-sovereign guaranteed operations grew $1.6 billion to a level of $3.3 billion, comprised of $2.4 billion in loans outstand-

[1]References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the Information Statement.

[2]Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[3]The TELR is the ratio of the sum of "equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and the cumulative impact of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

[4] "Net Borrowings" are borrowings and gross guarantee exposure, less qualified liquid assets (after swaps), and the special reserve assets, which are kept solely for meeting the Bank's obligations on borrowings and guarantees.

ing and $0.9 billion in guarantee exposure, reflecting the IADB's increased emphasis in these operations.

Most outstanding loans are priced on a cost pass-through basis, in which the cost of borrowing, plus a lending spread and other charges, are passed on to the borrower. The IADB lends and invests the proceeds of borrowings in the after-swap currencies.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $169 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquidity Program for Growth Sustainability: In November 2008, the Board of Governors approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the IADB emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions. As of December 31, 2008, loans of $900 million had been approved under this Program.

Liquid Investments: The IADB's liquidity policy calls for holdings of liquid assets to be sufficiently large to ensure that adequate resources are available to meet future cash flow needs. Under its liquidity policy, the IADB establishes yearly minimum and maximum liquidity levels, computed as 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. At December 31, 2008, liquidity was $13.2 billion compared to a desired level of $14.8 billion. Net cash and investments totaled $16.4 billion at the end of the year, equal to 34.3% of total debt (after swaps).

The financial markets crisis that began in July 2007 worsened in 2008. The effects of the crisis, characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the IADB's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The IADB continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

Substantially all investments are held in high-quality securities. Investment losses substantially relate to the $4.2 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio, most of which remained AAA rated. During 2008, the Bank's holdings of these securities were reduced by repayments at par of $753 million. For further information, refer to the Liquidity Management Section of this Information Statement.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. It minimizes exchange rate risk by matching its liabilities in various currencies with assets in those same currencies and the currency composition of its equity to that of its outstanding loans. The IADB also limits the interest rate risk in its loan and liquidity portfolios by passing through the cost of borrowings funding its loans and by funding and investing its liquidity portfolio in floating interest rate instruments.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

In response to the crisis and the contagion effect across market sectors, the IADB has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of the securities, with a particular focus on its asset-backed and mortgage-backed securities.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the Bank's control. Consequently, actual future results could differ materially from those currently anticipated. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2008, 95% of loans outstanding were sovereign-guaranteed. Up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made directly to private sector and (as of August 2006) sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations"), subject to certain limits.

The Bank issues debt securities in a variety of currencies, maturities, structures, and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities are held primarily in United States dollars, euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. The reported levels of assets, liabilities, income and expense are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar. The Bank matches the currencies of its equity with those of its loans; thus fluctuations in exchange rates do not significantly impact its risk-bearing capacity.

Financial Highlights

During 2008, the Bank approved 131 loans amounting to $11.1 billion, including two loans for $900 million under the new Liquidity Program, compared to 89 loans that totaled $7.7 billion in 2007. The increase in loan approvals was due to an increase in investment, policy-based and non-sovereign-guaranteed lending as well as approvals under the Liquidity Program. Also, disbursements in 2008 totaled the equivalent of $7.1 billion, higher than the $6.7 billion disbursed in 2007. The undisbursed portion of approved loans increased to $19.8 billion at year-end 2008 from $16.4 billion at year-end 2007.

During the year, one non-trade related guarantee without a sovereign counter-guarantee was approved for $10 million compared to four guarantees for $900 million in 2007. In addition, 136 trade finance guarantees in the aggregate amount of $203 million were issued (2007—68 guarantees in the aggregate amount of $135 million).

The portfolio of non-sovereign-guaranteed loans increased $1.2 billion to a level of $2.4 billion compared to $1.2 billion at December 31, 2007. In addition, the non-sovereign guarantee exposure increased $347 million to $870 million compared to $523 million the previous year. This reflects the Bank's increased emphasis in its non-sovereign-guaranteed operations. As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% at December 31, 2007.

Earlier in 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country; a constitutional challenge against the internal governmental approval process for said loan was filed. In September 2008, the constitutional court of the member country where the project being financed by the loan is located declared that the governmental decrees approving the Bank financing were unconstitutional. All amounts due under the loan continue to be received pursuant to the terms of the loan agreement. Management is engaged in ongoing discussions with the relevant parties and authorities regarding the loan. As of December 31, 2008, the outstanding balance of this loan amounted to $288 million. Management declared this loan as impaired and has established an allowance for loan losses of $55 million.

Total allowances for loan and guarantee losses amounted to $169 million at December 31, 2008 compared to $70 million in 2007. The increase was substantially due to the growth in the non-sovereign-guaranteed operations and the loan declared as impaired at the end of the year.

In 2008, the Bank issued medium- and long-term debt securities for a total face amount of $11.1 billion equivalent (2007—$6.1 billion), that generated proceeds of $10.7 billion equivalent (2007—$5.5 billion) and had an average life of 4.8 years (2007—7.9 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The increase in borrowings was mostly due to increased debt repayments and a net increase in the outstanding loan balance (disbursements net of collections), as well as opportunities for pre-funding of expected disbursements in 2009, mostly related to the Liquidity Program.

The reported income volatility resulting from changes in fair value of non-trading derivatives and borrowings measured at fair value is not representative of the underlying economics of the borrowing transactions as the Bank generally holds its bonds and related swaps to maturity. Accordingly, the Bank defines Income (loss) before net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value as "Operating Income (Loss)", which is more representative of the results of the Bank's operations. Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Statement of Income and

Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

Operating Loss for 2008 was $972 million compared to Operating Income of $283 million in 2007. This income reduction of $1.3 billion was substantially due to unrealized losses of $1.6 billion in the trading investments portfolio compared to $280 million in 2007. Since the current credit crisis began in July 2007, the Bank has realized losses of $79 million (relative to purchased price), related to a restructuring of $66 million of asset-backed commercial paper and to selective asset sales at discounted prices. As of December 31, 2008, all trading investment portfolio assets are performing, except an asset-backed commercial paper with a fair value of $13 million.

Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. During the first semester of 2008, the Board of Executive Directors maintained the same level of loan charges as the second semester of 2007, at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee. For the second semester of 2008 and first semester of 2009, standard loan charges were approved, at 0.30% lending spread, 0.25% credit commission and no supervision and inspection fee.

Changes in market interest rates generally do not significantly affect Operating Income, as a substantial amount of the loans are cost pass-through loans, and the Bank matches the interest rate structures of its liquid assets and the liabilities funding them.

Effective January 1, 2008, Management approved the election of the fair value option provided by Statement of Financial Accounting Standards (SFAS) 159 "The Fair Value Option for Financial Assets and Financial Liabilities" for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for its borrowings at amortized cost and, as required by SFAS 133, its borrowing swaps at fair value, with changes in fair value recognized in income. For further information, refer to Notes I and K to the financial statements.

Net unrealized gains on the Bank's non-trading derivatives due to changes in interest rates were $2.9 billion for the year mainly due to an overall decrease in swap interest rates in the global markets, compared to year-end 2007 levels. These gains were partially compensated by net unrealized losses of $2 billion on borrowings elected under the fair value option resulting from changes in interest rates. Substantially all this income volatility, which amounted to a net gain of $939 million for the year, resulted from an overall increase in the Bank's credit spreads at the end of the year. The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have widened compared to the end of 2007 levels due, in part, to competition from comparably rated government guaranteed financial institutions issuing at wider spread levels than those typically obtained by the Bank in the past.

The Bank manages its financial condition by monitoring certain financial ratios, in particular the Total Equity to Loans Ratio or TELR. The TELR at December 31, 2008, was 35.3% compared with 40.2% at December 31, 2007, with the decrease mainly due to an increase in loans outstanding and net guarantee exposure of $3.6 billion, and a decrease in equity used in TELR of $1.1 billion, reflecting mostly operating losses of $972 million, the one-time write-off of previously deferred borrowing issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, and the exclusion from the calculation of Postretirement benefit liabilities of $410 million in 2008, that were partially offset by positive translation adjustments of $396 million.

United States generally accepted accounting principles (GAAP) require the Bank to fully recognize in the Balance Sheet an asset for its Pension and Postretirement Benefit Plans ("Plans") overfunded status (or a liability if the Plans are underfunded) through comprehensive income. The funded status of the Bank's Plans is established annually by subtracting the Plans' benefit obligations from the fair value of the Plans' assets. At December 31, 2008, the Balance Sheet shows Postretirement benefit liabilities of $410 million compared with Postretirement benefit assets of $973 million at December 31, 2007. The reduction in the funded status of the Plans of $1.4 billion reflects a decrease in the Plans' assets of $1.2 billion, mostly resulting from investment losses, and the expected growth in benefit obligations. At December 31, 2008, the Plans' assets represented 88% of the benefit obligations compared with 130% at the end of the prior year. For further information, refer to Note P of the financial statements.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Operational Highlights					
Loans and guarantees approved[1]	$11,085	$ 8,577	$ 5,632	$ 6,448	$ 5,468
Gross loan disbursements	7,149	6,725	6,088	4,899	3,768
Net loan disbursements[2]	2,409	1,460	(2,527)	(325)	(1,431)
Balance Sheet Data					
Cash and investments-net[3], after swaps	$16,371	$16,301	$16,051	$13,717	$13,046
Loans outstanding	51,173	47,954	45,932	48,135	49,842
Undisbursed portion of approved loans	19,820	16,428	16,080	17,000	16,093
Total assets	72,510	69,907	66,475	65,382	67,346
Borrowings outstanding, after swaps	47,779	45,036	43,550	43,988	45,144
Equity					
Callable capital stock	96,599	96,613	96,613	96,613	96,611
(of which, subscribed by United States, Japan, Canada and the other nonregional members)	48,287	48,302	48,302	48,302	48,300
Paid-in capital stock	4,339	4,340	4,340	4,340	4,340
Retained earnings[4]	15,105	16,013	15,468	14,387	14,171
Total equity	19,444	20,353	19,808	18,727	18,511
Income Statement Data					
Loan income	$ 2,355	$ 2,436	$ 2,466	$ 2,413	$ 2,498
Investment income (loss)	(973)	487	619	403	288
Borrowing expenses, after swaps	1,764	2,135	2,070	1,733	1,572
Loan and guarantee loss provision (credit)	93	(13)	(48)	(14)	21
Net non-interest expense	497	518	436	385	331
Operating Income (Loss)	(972)	283	627	712	862
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value[5]	950	(149)	(384)	50	314
Net income (loss)	(22)	134	243	762	1,176
Ratios					
Net borrowings[6] as a percentage of callable capital stock subscribed by United States, Japan, Canada and the other nonregional members	67.4%	61.2%	57.9%	63.5%	67.3%
Interest coverage ratio[7]	0.45	1.13	1.30	1.41	1.55
Total equity[8] to loans[9] ratio (TELR)	35.3%	40.2%	40.8%	37.3%	36.1%
Cash and investments as a percentage of borrowings outstanding, after swaps	34.3%	36.2%	36.9%	31.2%	28.9%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	4.85%	5.35%	5.22%	5.04%	5.02%
Average liquid investments	(5.27%)	2.93%	4.39%	3.29%	2.17%
Average earning assets	2.14%	4.69%	5.02%	4.68%	4.42%
Average cost of:					
Borrowings outstanding during the year	3.84%	4.92%	4.78%	4.07%	3.40%
Total funds available	2.66%	3.36%	3.40%	2.92%	2.53%
Term Duration (in years)					
Investments and loans	5.26	4.65	4.49	4.41	4.36
Debt	3.65	3.87	3.89	4.00	4.15

(1) Years 2005 to 2007 previously included lines of credit approved under the Trade Finance Facilitation Program.
(2) Includes gross loan disbursements less principal repayments.
(3) Net of payable and receivable for investment securities purchased or sold.
(4) Includes Accumulated other comprehensive income.
(5) Previously known as Effects of SFAS 133 and currency transaction adjustments. Effective January 1, 2008, the Bank elected to account at fair value a substantial amount of its borrowings, as allowed by SFAS 159, with changes in fair value recognized in income. Following the provisions of SFAS 159, previous periods have not been restated.
(6) Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the special reserve assets.
(7) The interest coverage ratio is computed using Operating Income (Loss).
(8) Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and the cumulative effects of net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously Effects of SFAS 133 and currency transaction adjustments).
(9) Includes loans outstanding and net guarantee exposure.

DEVELOPMENT OPERATIONS

General

The Bank offers loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. Loans and guarantees may also be made directly to private sector entities carrying out projects in the territories of borrowing member countries or sub-sovereign entities, without a sovereign guarantee and in all sectors, provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's two main goals are to promote sustainable growth, as well as poverty reduction and social equity. To attain these goals, the Bank focuses its work on four priority areas:

- Fostering competitiveness through support for policies and programs that increase a country's potential for development in an open global economy.
- Modernizing the state by strengthening the efficiency and transparency of public institutions.
- Investing in social programs that expand opportunities for the poor.
- Promoting regional economic integration by forging links among countries to develop larger markets for their goods and services.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects,

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

including loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted emergency lending and liquidity programs to address financial or economic crises.

In November 2008, the Board of Governors approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the Bank's emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions.

In addition, the Bank lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing, are subject to certain eligibility requirements and cannot exceed 10% of the Bank's outstanding loans and guarantees, excluding emergency lending and loans under the Liquidity Program. Such non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of a company's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $3.1 billion and $6.6 billion, policy-based lending between $0.8 billion and $1.7 billion, and non-sovereign-guaranteed lending between $0.3 billon and $2.1 billion. Emergency loan approvals amounted to $0.2 billion in 2004, with no approvals thereafter. Approvals under the new Liquidity Program amounted $0.9 billion in 2008.

During 2008, loan approvals totaled $11.1 billion (2007—$7.7 billion). A summary of loan approvals by country during 2008 and 2007 appears in **Table 1**. Loan approvals increased during 2008 due to $0.9 billion more investment loans, $0.7 billion more policy-based loans and $0.9 billion more non-sovereign-guaranteed loans, than in 2007, as well as $0.9 billion loans approved under the new Liquidity Program. The total amount of loans and guarantees approved in 2008, when combined with the approvals during 2005–2007, was in compliance with the lending limits set up under the new lending framework

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2004 through 2008
(Expressed in billions of United States dollars)


12
10
8
6
4
2
0
Total 5.3
0.3
0.2
1.6
3.2
Total 6.4
0.4
1.0
5.0
Total 5.4
0.6
1.7
3.1
Total 7.7
1.2
0.8
5.7
Total 11.1
0.9
2.1
1.5
6.6
2004
2005
2006
2007
2008
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Emergency
Liquidity Program
Non-Sovereign-Guaranteed

Table 1: LOAN APPROVALS BY COUNTRY[(1)]
For the years ended December 31, 2008 and 2007
(Expressed in millions of United States dollars)

COUNTRY	2008	2007
Argentina	$ 1,186	$2,484
Bahamas	100	—
Barbados	41	5
Belize	24	—
Bolivia	56	52
Brazil	3,303	1,445
Chile	581	119
Colombia	1,074	731
Costa Rica	860	450
Dominican Republic	40	80
Ecuador	50	425
El Salvador	544	—
Guatemala	279	193
Guyana	16	17
Honduras	79	68
Jamaica	205	—
Mexico	1,095	250
Nicaragua	40	40
Panama	600	176
Paraguay	82	52
Peru	215	831
Suriname	72	7
Trinidad and Tobago	25	—
Uruguay	383	102
Venezuela	—	150
Regional	125	—
Total	$11,075	$7,677

[(1)] Includes non-sovereign-guaranteed loans.

for 2005–2008, after adjustment for the transfer of available resources from policy-based lending to investment lending approved by the Board of Governors in May 2008.

At December 31, 2008, the total volume of outstanding loans was $51.2 billion, $3.2 billion higher than the $48.0 billion at December 31, 2007. This increase was mainly due to a higher level of loan disbursements ($7.1 billion) than collections ($4.7 billion, including prepayments of $0.3 billion) and positive currency translation adjustments of $0.8 billion. Undisbursed balances at December 31, 2008, totaled $19.8 billion, an increase of $3.4 billion from December 31, 2007. This change was mainly due to higher loan approvals than disbursements and cancellations.

During 2008, the portfolio of non-sovereign-guaranteed loans increased $1.2 billion to a level of $2.4 billion compared to $1.2 billion at December 31, 2007. In addition, the non-sovereign guarantee exposure increased $347 million to $870 million compared to $523 million the previous year. This increase reflects the Bank's increased emphasis in its non-sovereign-guaranteed operations. As of December 31, 2008, 6.3% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 3.5% at December 31, 2007.

Under the Agreement, the total amount of outstanding loans and guarantees may not exceed, at any time, the total amount of subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves, including a special reserve to meet borrowings and guarantee obligations. The Bank's policy, however, is more stringent and limits the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries. At December 31, 2008, the total amount of loans outstanding and gross guarantee exposure as a percentage of the policy limit of $64.1 billion, after excluding the cumulative effects of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (previously, Effects of SFAS 133 and currency transaction adjustments), was 81.3% compared to 73.3% in 2007.

A summary statement of loans outstanding by country at December 31, 2008 and 2007 is set forth in Appendix I-3 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms

The Bank currently offers a product mix that provides borrowers with flexibility to select terms that are compatible with their debt management strategy. **Table 2** presents the currently available financial terms for sovereign-guaranteed loans. As of December 31, 2008, the Bank offers two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) adjustable rate and SCF LIBOR-based loans. SCF adjustable rate loans, introduced in 1996, have an interest rate that is adjusted every six months to reflect the currency-specific effective cost of the pool of borrowings allocated to such loans, plus the Bank's spread. The SCF LIBOR-based loans, introduced in 2003, have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Effective June 20, 2007, the Bank offers its borrowers an option to convert their SCF LIBOR loan balances to fixed rate. The Bank also offers emergency loans as well as loans under the Liquidity Program with sovereign guarantee.

The Bank offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Under the enhanced Local Currency Facility (LCF) approved in 2008, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate. At December 31, 2008, the Bank had local currency loans outstanding of $245 million, which were swapped back-to-back to United States dollars.

Previously Available Financial Terms

In previous years, the Bank offered loans under a Currency Pooling System (CPS) established in 1982 and discontinued in 2003. The Bank maintains a targeted currency composition in the CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. At December 31, 2008, these loans represented 26% (2007—30%) of loans outstanding.

Up to June 2007, the Bank also offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers.

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

	Single Currency Facility		Local Currency Facility	Emergency Lending and Liquidity Program
Interest rate option	Adjustable rate loans	LIBOR-based loans[3]	Fixed, variable, inflation-linked, subject to market availability	LIBOR-based loans
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies		Any borrowing member currency, subject to market availability	USD
Cost Base	Weighted average cost of allocated debt	3-month LIBOR	Local currency equivalent of the USD projected funding cost or actual funding cost	6-month LIBOR
Funding Cost Margin		Weighted average cost margin of debt allocated to this product		
Lending Spread[1][2]	30	30	30	400
Credit commission[1][2]	25	25	25	75
Supervision and inspection fee[1][2]	0	0	0	Not applicable
Front-end fee[1]	Not applicable	Not applicable	Not applicable	100
Maturity[4]	15–25 years		15–25 years, subject to market availability [5]	5 years
Grace Period[4]	For investment loans: 6 months after original disbursement period. For policy-based loans: 5 years.			3 years

[1] Loan charges expressed in basis points (bps).

[2] Loan charges on sovereign-guaranteed loans, excluding emergency lending and loans under the Liquidity Program, are established periodically by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-months period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

[3] SCF LIBOR-based loan balances can be converted to fixed rate (conversion fee of 0.05%) or the LCF, subject to certain conditions.

[4] For SCF "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) maturity is 30 years and grace period 6 years.

[5] The maturity of disbursements/conversions is limited by the tenors available in the market. When the maturity of the Bank's funding in local currency is shorter than the original maturity of the loan, partial maturity disbursements/conversions will be offered, such that borrowers have the option to roll over the balance at maturity of the original funding, subject to market availability and agreement on pricing. Alternatively, the Bank offers the ability to change the original amortization schedule at time of disbursement/conversion such that (i) the weighted average life (WAL) of the revised schedule does not exceed the original WAL of the loan and (ii) the final original maturity of disbursed/converted amounts does not exceed the final maturity of the loan.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-4 to the financial statements.

Of the $19.8 billion undisbursed loan balances at December 31, 2008, 39% pertains to the SCF-adjustable and 40% to the SCF-LIBOR-based portfolios.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
	Amount	%	Amount	%
SCF-adjustable	$23,132	45.2	$22,349	46.6
SCF-LIBOR-based	11,069	21.6	8,290	17.3
SCF-fixed	232	0.5	—	—
SCF-local currencies-fixed	245	0.5	147	0.3
Emergency lending	40	0.1	630	1.3
Liquidity Program	37	0.1	—	—
Non-sovereign-guaranteed loans	2,433	4.8	1,168	2.4
Currency Pooling System	13,117	25.6	14,575	30.4
U.S. Dollar Window	632	1.2	643	1.4
Others	236	0.4	152	0.3
Total	$51,173	100.0	$47,954	100.0

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Loans under the Liquidity Program)

Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. The Bank's standard loan charges for loans made under the SCF, the LCF, the U.S. Dollar Window Program and the CPS consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed amount of the loan, and no supervision and inspection fee. During the first semester of 2008, the Board of Executive Directors maintained the same level of loan charges as the second semester of 2007, at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee. Standard loan changes were approved for the second semester of 2008. **Table 4** shows loan charges prevailing during the periods indicated.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10%

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2006:			
First semester	0.10	0.10	—
Second semester......	0.15	0.10	—
2007:			
First semester	0.15	0.10	—
Second semester......	0.15	0.10	—
2008:			
First semester	0.15	0.10	—
Second semester......	0.30	0.25	—

limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency. Regardless of the currency in which a guarantee is denominated, the Bank's exposure is, in all cases, capped at an amount in United States dollars determined at the time each guarantee is approved.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2008, one non-trade-related guarantee without a sovereign counter-guarantee was approved for $10 million compared to four guarantees for $900 million in 2007. The Bank's Trade Finance Facilitation Program (TFFP) provides credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. During 2008, 136 trade-finance guarantees in the aggregate amount of $203 million were issued. This compares with 68 guarantees in the aggregate amount of $135 million issued in 2007.

As of December 31, 2008, guarantees of $1,035 million (2007—$689 million), including $141 million issued under the TFFP (2007—$99 million), were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure on non-sovereign guarantees, net of reinsurance, which is the amount counted towards the non-sovereign-guaranteed operations 10% limit, was $870 million at December 31, 2008 (2007—$523 million).

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquidity is to limit exposure to credit, market and liquidity risks. Within the constraints determined by this primary objective, the Bank strives to maximize returns on the invested asset portfolio while limiting the volatility of the Bank's net investment income, which is the spread between investment returns and funding costs.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

Under its liquidity policy, the Bank establishes yearly minimum and maximum liquidity levels, computed at 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. For 2008, the liquidity level was established to range between $9.8 billion and $19.8 billion, with the mid-point of $14.8 billion being the desired level. At December 31, 2008, the Bank's liquidity (largely comprised of net cash and investments, after swaps, minus short-term borrowings and borrowing countries' local currency cash balances) was $13.2 billion. During the year, liquidity averaged $14.7 billion compared to $16.3 billion in 2007.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Liquid investments are maintained in three distinct subportfolios: transactional and operational (trading investments portfolio) and held-to-maturity (HTM), each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consists primarily of the special reserve assets.

Investments of up to 10% of the portfolio may be contracted out to external managers. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2008, the Bank had investments of $554 million (2007—$431 million) managed by external firms.

The returns of the liquid investment portfolios in 2008 and 2007 are shown in **Table 5.** Negative yield levels in the trading investments portfolio in 2008, as compared to positive yields in 2007, are primarily due to a significant increase in unrealized investment losses resulting from the financial markets crisis that started in mid-2007, as described below. HTM yields increased slightly during the year.

Table 5: LIQUID INVESTMENT PORTFOLIOS[1]
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
Portfolio	**Ending Balance**	**Financial Return (%)[2][3]**	**Ending Balance**	**Financial Return (%)[2][3]**
Transactional	$ 3,419	2.23	$ 567	1.65
Operational	9,083	(10.34)	11,720	2.86
Held-to-Maturity	3,568	3.47	3,814	3.45
Overall Portfolio	$16,070	(5.27)	$16,101	2.93

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.

Financial Crisis and Performance and Exposure of Liquid Investments Portfolio

The financial crisis began in mid-2007 when falling US housing prices caused price declines for securities backed by subprime mortgages. In 2008, the credit crisis expanded worldwide bringing unprecedented market volatility and stress to credit markets. Following the bankruptcy of Lehman Brothers in mid-September, events accelerated as financial markets worldwide experienced severely contracted liquidity, prompting massive government intervention in the financial sector. In October, US Congress responded by passing the Emergency Economic Stabilization Act of 2008, allowing the US Treasury, along with other measures, to make capital injections into banks. Towards the end of 2008, several large economies were already in recession, with official key interest rates reaching historic lows.

Throughout 2008, and as a result of the still-ongoing deleveraging of financial institutions, market pricing for structured securities continued—and to a certain extent accelerated—the downward pressure. The effect of the crisis, characterized by lack of liquidity, higher volatility, and widening of credit spreads, has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

During the year, the Bank recognized $1,596 million of unrealized losses in its trading investments portfolio, substantially all of which are related to the $4.2 billion asset-backed and mortgage-backed securities portion of the portfolio. During 2008, the Bank's holdings of these securities were reduced by repayments at par of $753 million. Although liquidity for this portion of the portfolio remains poor and valuations highly discounted, as of December 31, 2008, 85.4% is still rated AAA, 97.5% is rated investment grade, and the entire portfolio is performing, except for an asset-backed commercial paper with a fair value of $13 million. The credit exposure for the whole investment portfolio amounted to $16.2 billion at year end, unchanged from December 31, 2007. The quality of the overall portfolio continues to be high, as 84.9% of the credit exposure is rated AAA and AA, 12% is rated A, 1.6% carries the highest short-term ratings (A1+), and 1.5% is rated below A/A1+. **Table 6** shows a breakdown of the trading investments portfolio at December 31, 2008 and December 31, 2007, by asset category.

Table 6: TRADING INVESTMENTS PORTFOLIO BY ASSET CATEGORY
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008		2007	
Asset Category	Carrying Value	Unrealized Gains (Losses)	Carrying Value	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 2,678	$ 9	$ 454	$ 3
Obligations of non-U.S. governments and agencies	771	2	127	(1)
Bank obligations	4,781	(99)	4,707	4
Corporate securities	199	(2)	411	(5)
Asset-backed and mortgage-backed securities	4,184	(1,506)	6,608	(281)
Total trading investments	$12,613	$(1,596)	$12,307	$(280)

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2008 is presented in Appendix I-5 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, and payable for investment securities purchased.

SOURCES OF FUNDS

Equity

Total equity at December 31, 2008, was $19.4 billion compared with $20.3 billion at December 31, 2007. The decrease of $0.9 billion primarily reflects the operating losses for the year of $972 million, which were partially offset by net unrealized gains on non-trading derivatives and borrowings measured at fair value of $950 million, and other comprehensive losses of $979 million (essentially comprised of the decrease in the funded status of the Bank's pension and postretirement benefit plans of $1,371 million, less positive translation adjustments of $396 million), partially compensated by the SFAS 159 transition adjustment of $93 million (gain) against beginning retained earnings, as part of its implementation in 2008.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. For risk management purposes, the Bank monitors equity as defined and utilized in the TELR, which measures the adequacy of its risk-bearing capacity. **Table 7** presents the composition of this measure at December 31, 2008 and 2007. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" below, for more information on the TELR.

Table 7: TOTAL EQUITY TO LOANS RATIO
December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008	2007
Equity		
Paid-in capital stock	$ 4,339	$ 4,340
Retained earnings:		
General reserve[1]	12,542	13,470
Special reserve[1]	2,563	2,543
Plus:		
Allowances for loan and guarantee losses	169	70
Minus:		
Borrowing countries' local currency cash balances	131	135
Net receivable from members[2]	52	—
Postretirement benefit assets[3]	—	973
Cumulative net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	1,026	(176)
Equity used in Total Equity to Loans Ratio	$18,404	$19,491
Loans outstanding and net guarantee exposure	$52,095	$48,529
Total Equity to Loans Ratio	35.3%	40.2%

[1] Includes Accumulated other comprehensive income.
[2] Excludes Net payable to members, when applicable.
[3] Excludes Postretirement benefit liabilities, when applicable.

As presented in **Table 7**, the TELR decreased from 40.2% at December 31, 2007, to 35.3% at December 31, 2008. The decrease was mainly due to an increase of $3.6 billion in loans outstanding and net guarantee exposure, and a decrease in equity used in TELR of $1.1 billion, mostly resulting from operating losses of $972 million, the one time write-off of previously deferred borrowings issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, and the exclusion from the calculation of Postretirement benefit liabilities of $410 million in 2008, partially compensated by positive translation adjustments of $396 million. Despite the decrease, the TELR has held within the range of 32% to 38%. Prior to 2007, the TELR had increased steadily as a result of the growth in the equity base and lower loans outstanding (see **Figure 2**).

Figure 2: TOTAL EQUITY TO LOANS RATIO


44%
38%
32%
26%
36.1%
37.3%
40.8%
40.2%
35.3%
2004
2005
2006
2007
2008

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2008, subscribed capital stock was $100.9 billion, of which $4.3 billion had been paid in and $96.6 billion was callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in capital stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in gold, United States dollars, or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable capital stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2008, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Return of Capital to Serbia and Montenegro: In June 2008, the Bank returned funds to each of Serbia and Montenegro corresponding to shares of Paid-in capital as a result of the decision of those countries not to subscribe to such shares as successors of the former Socialist Federal Republic of Yugoslavia, a former non-borrowing Bank member. The associated adjustments resulted in a reduction of $15 million of Subscribed capital comprised of $14 million of Callable capital and $1 million of Paid-in capital.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4.**

In 2008, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $10.7 billion compared to $5.5 billion in 2007. The increase in borrowings

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Japan, Canada and the other nonregional members). Net Borrowings is the amount of borrowings plus gross guarantee exposure, less qualified liquid assets and the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2008, Net Borrowings represented 67.4% of the subscribed callable capital stock of the non-borrowing member countries compared to 61.2% in 2007.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

was mostly due to increased debt repayments and net increases in the outstanding loan balance (disbursements net of collections), as well as opportunities for pre-funding of expected disbursements in 2009, mostly related to the Liquidity Program. Borrowing operations for 2008 and 2007 are summarized in **Table 8**.

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2008 and 2007
(Amounts expressed in millions of United States dollars)

	2008	2007
Total medium- and long-term borrowings[1]	$10,698	$5,504
Average life (years)[2]	4.8	7.9
Number of transactions	76	45
Number of currencies	13	12

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2008, the Bank executed three strategic benchmark global bond issues denominated in United States dollars with three-, five- and ten-years maturities for a combined amount of $3.75 billion, and issued its first-ever bond denominated in Indonesian rupiah. Bonds denominated in borrowing member country currencies in the aggregate amount of $175 million were issued (2007—$909 million), comprised of the following currencies: Brazilian reais—$127 million and Chilean pesos—$48 million (2007—Brazilian reais—$197 million, Colombian pesos—$30 million, Costa Rica colones—$50 million and Mexican pesos—$632 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds sterling, euro, Icelandic krónur, Japanese yen, New Zealand dollars, Russian rubles, South African rand, Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2008, as compared to 2007, are shown in **Figure 3**. In 2008 and 2007, all non-United States dollar borrowings were initially swapped into United States dollars.

Figure 3: BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2008 and 2007


2008
Others 8%
South African Rand 3%
Latin American Currencies 2%
New Zealand Dollars 9%
Australian Dollars 11%
U.S. Dollars 67%
2007
Others 5%
South African Rand 5%
Other Latin American Currencies 5%
Mexican Pesos 11%
New Zealand Dollars 9%
U.S. Dollars 35%
Canadian Dollars 24%
Australian Dollars 6%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. During 2008, the Bank called or repurchased $358 million of its borrowings (2007—$326 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2008, all the new fixed rate borrowings were initially swapped into United States dollars at floating rates, with conversion to fixed rate as well as euro and Japanese yen funding being carried out

subsequently in accordance with funding requirements. **Figures 4 and 5** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2008.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1] December 31, 2008


Borrowings, before swaps
Floating & adjustable 3%
Fixed 97%
Borrowings, after swaps
Fixed 26%
Floating 74%

[1] Medium- and long-term borrowings only.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1] December 31, 2008


Borrowings, before swaps
Others 33%
Euro 6%
Japanese Yen 6%
U.S. Dollars 55%
Borrowings, after swaps
Euro 10%
Japanese Yen 5%
Swiss Francs 3%
U.S. Dollars 82%

[1] Medium- and long-term borrowings only.

More detailed information with respect to the Bank's borrowings and derivatives is contained in Notes I, J and K and Appendix I-5 to the financial statements.

RESULTS OF OPERATIONS

Operating Income (Loss)

Operating Income (Loss) includes the net interest income (loss) on earning assets and the income contribution of the Bank's equity, other loan income, the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 9** shows the breakdown of Operating Income (Loss) during the last three years.

Table 9: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	2008	2007	2006
Loan interest income	$2,301	$2,404	$2,435
Investment income (loss)[1]	(973)	487	619
	1,328	2,891	3,054
Less:			
Borrowing expenses	1,764	2,135	2,070
Net interest income (loss)	(436)	756	984
Other loan income	54	32	31
Other expenses (credits):			
Provision (credit) for loan and guarantee losses	93	(13)	(48)
Net non-interest expense	497	518	436
Total	590	505	388
Operating Income (Loss)	$ (972)	$ 283	$ 627

[1] Includes realized and unrealized gains and losses.

Year 2008 versus 2007: The Operating Loss for 2008 was $972 million compared to Operating Income of $283 million in 2007, an income reduction of $1,255 million. This reduction was substantially due to a decrease in net interest income of $1,192 million and a provision for loan and guarantee losses of $93 million, compared to a credit of $13 million in 2007.

Year 2007 versus 2006: In 2007, Operating Income was $344 million lower than the previous year due to a decrease in net interest income, an increase in net non-interest expense, which is chiefly comprised of administrative expenses, and a lower credit for loan and guarantee losses.

Net Interest Income (Loss)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2008, 2007, and 2006 are shown in **Table 10**.

Year 2008 versus 2007: The Bank had a net interest loss of $436 million in 2008 compared to net interest income of $756 million in 2007, an income reduction of $1,192 million. This reduction was mostly due to an increase of $1,316 million (2008—$1,596 million; 2007—$280 million) in unrealized losses on the Bank's trading in-

Table 10: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2008		2007		2006	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$48,589	4.74	$45,569	5.28	$47,207	5.16
Liquid investments	16,550	(5.27)	16,791	2.93	14,226	4.39
Total earning assets	65,139	2.20	62,360	4.65	61,433	4.98
Borrowings	46,007	3.84	43,349	4.92	43,314	4.78
Interest spread[2]		(1.64)		(0.27)		0.20
Net interest margin[3]		(0.67)		1.21		1.60

[1] Excludes loan fees.
[2] Negative interest spread and net interest margin substantially due to unrealized investment losses resulting from the current financial markets crisis.
[3] Represents net interest income (loss) as a percent of average earning assets.

vestments portfolio, that was partially compensated by higher lending spreads in the second semester on sovereign-guaranteed loans (excluding emergency loans and loans under the Liquidity Program) and an increase in the amount of, an the interest margin generated by, the Bank's regular loans.

Year 2007 versus 2006: Net interest income decreased $228 million in 2007 with respect to 2006, primarily due to unrealized losses of $280 million on the Bank's trading investments portfolio, that was partially offset by an increase in the income contribution of the Bank's cost free equity funds and slightly higher loan rates.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 11.**

Table 11: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2008	2007	2006
Administrative expenses			
Staff costs	$332	$355	$342
Consultant fees	60	58	50
Operational travel	16	20	20
Realignment expenses	5	55	—
Other expenses	88	76	95
Total gross administrative expenses	501	564	507
Less: Share of Fund for Special Operations	(62)	(64)	(93)
Net administrative expenses	439	500	414
Service fee revenues	(5)	(6)	(5)
Special programs	69	37	34
Other income	(6)	(13)	(7)
Net non-interest expense	$497	$518	$436

Year 2008 versus 2007: Net non-interest expense decreased by $21 million in 2008 mainly due to a reduction in realignment expenses ($50 million), that was partially offset by an increase in special programs expenditures ($32 million).

Year 2007 versus 2006: Net non-interest expense increased by $82 million in 2007 mainly due to realignment expenses ($55 million), an increase in the percentage of administrative expenses charged to the Ordinary Capital ($29 million), and increases in salaries and related benefits ($13 million), partially offset by a decrease in depreciation expense ($19 million).

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies; uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of management. Three risk management units of the Bank—capital adequacy/ALM, treasury risk and credit risk—are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO), is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default/downgrade of investment, trading or swap counterparties (commercial credit risk). Substantially all of the Bank's loans are sovereign-guaranteed.

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

Figure 6 shows that, since December 31, 2007, a number of the Bank's borrowers saw an improvement in ratings, while others saw a deterioration. The improvements caused a substantial increase in the part of the Bank's portfolio in the investment grade category, which stood at 38% at year-end 2008 as compared to just 12% at year-end 2007. The deterioration in ratings caused 3% of the portfolio to enter the selective default category. The net effect of these changes was a reduction in the percentage of the Bank's portfolio that is in the BB+ to B– category from 85% to 54% over this period, which includes 32% in the BB+ to BB– category and 22% in the B+ to B–. Note that the weighted averaged credit quality of the Bank's sovereign loan portfolio remains at the BB level.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2008, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6.**

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LOAN PORTFOLIO REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES
December 31, 2008 and 2007


2008
B+ to B–
22%
Non-sovereign
guaranteed
5%
Selective
default
3%
BB+ to BB–
32%
Investment
grade
38%
2007
B+ to B–
31%
Non-sovereign-
guaranteed
2%
Regional/
unrated
1%
Investment
grade
12%
BB+ to BB–
54%

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, as of December 31, 2008, 69% of the portfolio is held by the five largest borrowers compared to 71% in 2007. Refer to Appendix I-3 to the financial statements for more information.

Figure 7: CONCENTRATION OF LOAN PORTFOLIO
December 31, 2008 and 2007


2008
1–5
69%
6–10
14%
11–15
8%
16–20
2%
21–25
1%
Regional 1%
Non-Sovereign-
guaranteed 5%
2007
1–5
71%
6–10
14%
11–15
8%
16–20
3%
21–25
1%
Regional 1%
Non-sovereign-
guaranteed 2%

Lending Limitation: The Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital of the non-borrowing member countries. This lending limit is stricter than that prescribed by the Agreement, which includes the unimpaired callable capital of all members.

Capital Adequacy Framework: The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The Bank's economic capital is measured by the TELR, whose desired level of 38% was determined based on an analysis of the Bank's economic capital needs under various hypothetical financial stress scenarios.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in Table 12.

If loans made to a member country funded with resources of the FSO or of any other fund owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, a subcommittee of the ALCO determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 49 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988–1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2008, the Bank had one non-sovereign-guaranteed loan classified as impaired for $288 million (2007—one loan for $2 million). Pursuant to Bank policy, a provision for loan and guarantee losses of $93 million was recognized during 2008 (2007—credit of $13 million). Total allowances of $169 million were maintained at December 31, 2008 (2007—$70 million). At December 31, 2008, the non-sovereign-guaranteed allowances for loan and guarantee losses were 4.7% of the corresponding combined outstanding portfolios (2007—3.3%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Master derivative agreements with derivative counterparties have been amended to make risk mitigation provisions consistent with more conservative levels required under the current derivatives credit risk management policy. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such

Table 12: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2008, the credit exposure for the whole investment portfolio amounted to $16.2 billion, unchanged from December 31, 2007. The credit quality of the investment portfolio for 2008 continues to be high, as 84.9% of the issuers are rated AAA and AA, 12.0% are rated A, 1.6% carry the highest short-term ratings (A1+), and 1.5% are rated below A/A1+, compared to 91.0%, 7.9%, 0.7% and 0.4%, respectively, in 2007. **Figure 9** provides details of the estimated credit exposure (netted by counterparty) on the swap portfolio, by rating category. As of December 31, 2008, the swap credit exposure decreased to $2 billion from $2.5 billion a year earlier. While 64.5% of the counterparties were rated AA in 2008, compared to 86.6% in 2007, these swap credit exposures are collateralized. As of December 31, 2008, $1.8 billion of eligible collateral (U.S. Treasuries or cash) had been posted with the Bank's custodian (compared to $2.1 billion in 2007), which significantly reduced the credit exposure on swaps discussed above to only $0.3 billion compared to $0.4 billion in 2007.

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2008 and 2007


2008
Below A/A1+ 1.5%
A1+ 1.6%
A 12.0%
AA 26.4%
AAA 58.5%
2007
Below A/A1+ 0.4%
A1+ 0.7%
A 7.9%
AA 28.0%
AAA 63.0%

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2008 and 2007


2008
A 35.5%
AA 64.5%
2007
AA 86.6%
A 13.4%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability management exposures by aligning the characteristics of its assets and liabilities.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes

in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through a cost pass-through formulation incorporated in the lending rates charged on most of its existing loans, in addition to a carefully designed term structure management. These cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2008; the remaining 7% are emergency and Liquidity Program loans, non-sovereign-guaranteed loans and fixed-rate loans. Some of the cost pass-through loans, primarily the adjustable rate loans, pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation (see "Development Operations—Financial Terms of Loans" above). The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by investing these funds in assets with stable returns.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches the after-swap borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its TELR by performing periodic currency conversions to maintain the currencies underlying its equity and allowances for loan and guarantee losses aligned with those of the outstanding loans and net guarantee exposure. In order to minimize currency misalignments, the Bank also aligns the currency composition of the special reserve assets with that of its outstanding borrowings.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2008 and 2007.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset-liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity, which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, determines the proper term-duration gap between loans and debt to both lower funding costs and reduce refunding risk. Finally,



ASSETS — 2008
Swiss Francs 3%
Japanese Yen 6%
Euro 8%
U.S. Dollars 83%
LIABILITIES — 2008
Swiss Francs 3%
Japanese Yen 5%
Euro 9%
U.S. Dollars 83%
ASSETS — 2007
Swiss Francs 3%
Japanese Yen 6%
Euro 10%
U.S. Dollars 81%
LIABILITIES — 2007
Swiss Francs 3%
Japanese Yen 5%
Euro 13%
U.S. Dollars 79%

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2008 and 2007

under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Operational Risk

Operational risk is the potential loss arising from internal activities or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operational risk includes fraud and failures in the execution of legal, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies. Furthermore, the Bank takes an active role, through its newly created Risk Management Office, to effectively assess the operational risks aspects in a coordinated manner.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework for its financial reporting, and has in place an annual process for management to report on the effectiveness of the internal control over financial reporting, and for the external auditors to audit and issue an opinion as to the effectiveness of the internal control over financial reporting. The management report and external auditors' opinion on internal control over financial reporting for 2008 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices of comparable instruments, dealer prices or discounted cash flows using pricing models. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

Changes in the fair value of trading securities and related derivatives are presented in Income from investments in the Statement of Income and Retained Earnings. Changes in the fair value of borrowings and all derivatives other than investment derivatives are reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value. See "Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value" under Note K to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the Inter-American Investment Corporation (IIC) in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on a cost allocation formula approved by the Board of Executive Directors. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, refer to Note P to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2008, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-7 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including: the Audit Committee; the Budget and Financial Policies Committee; the Ethics Committee; the Human Resources and Board Matters Committee; the Policy and Evaluation Committee; and the Programming Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Adina Bastidas (Venezuela)	Fernando Eleta C. (Panama)	Panama and Venezuela
Marcelo Bisogno (Uruguay)	Hernando Larrazábal (Bolivia)	Bolivia, Paraguay and Uruguay
Winston A. Cox (Barbados)	Richard Bernal (Jamaica)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Alex Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
Hans Hammann (Germany)	Francesca Manno (Italy)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Nelly Lacayo-Anderson (El Salvador)	Manuel Coronel Novoa (Nicaragua)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
José Carlos Miranda (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Cecilia Ramos Ávila (Mexico)	Roberto B. Saladín (Dominican Republic)	Mexico and Dominican Republic
Miguel Rafael San Juan (United States)	* (United States)	United States

Executive Directors	Alternates	Member Countries
Marc-Olivier Strauss-Kahn (France)	Elisabeth Gruber (Austria)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Yasusuke Tsukagoshi (Japan)	Stewart Mills (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Vinita Watson (Canada)	Peter Cameron (Canada)	Canada
Verónica Elizabeth Zavala Lombardi (Peru)	Luis Guillermo Echeverri (Colombia)	Colombia and Peru

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communications of senior management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's management and the external auditors. The Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Procurement Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge to support member countries in the design and execution of their development projects and programs, promoting integration and trade and developing a demand-driven learning program for staff skills in support of the Bank's business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources and the provision of support services, ensuring effective and efficient performance by the financial, legal, information technology, budget, and human resources staff.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private

sector and non-sovereign-guaranteed operational programs of the three components of the IADB Group[5] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Daniel M. Zelikow	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Manuel Rapoport	Vice President for Finance and Administration
Steven J. Puig	Vice President for Private Sector and Non-Sovereign Guaranteed Operations
Eduardo Lora	General Manager and Chief Economist, Department of Research, a.i.
Carlos Hurtado	General Manager, Country Department Southern Cone
Alicia Ritchie	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Dora Currea	General Manager, Country Department Caribbean Group
Hugo Eduardo Beteta	Secretary of the Bank
J. James Spinner	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
John R. Hauge	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Guillermo Miranda	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Fernando Jiménez-Ontiveros	General Manager, Office of the Multilateral Investment Fund, a.i.
Germán Quintana	Chief, Office of the Presidency
Guillermo Miranda	Advisor, Office of External Relations, a.i.
José Agustín Aguerre	Manager, Infrastructure and Environment Sector, a.i.
Kei Kawabata	Manager, Social Sector
Mario Marcel	Manager, Institutional Capacity and Finance Sector
Antoni Estevadeordal	Manager, Integration and Trade Sector
Graciela Schamis	Manager, Knowledge and Learning Sector
Luiz Ros	Manager, Opportunities for the Majority Sector
Bernardo Guillamón	Advisor, Office of Outreach and Partnerships
Fernando Yñigo	Advisor, Office of Risk Management
Alan N. Siegfried	Executive Auditor

Stephen A. Quick is the Director of the Office of Evaluation and Oversight

[5] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption. To this end, the Bank has taken several measures, some of which are described below.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=1239020, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Ethics applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=812259, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has separate Committees responsible for the interpretation and enforcement of the Codes for employees and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

Oversight Committee on Fraud and Corruption: The Oversight Committee on Fraud and Corruption (OCFC) oversees the Bank's efforts against fraud and corruption in its sponsored programs and activities. It is chaired by the Executive Vice President, and its members include the Vice President for Finance and Administration, the General Counsel and the Executive Auditor. The OCFC reports directly to the President. The Secretariat for the OCFC is the OII.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties extended, on a yearly basis through 2006, E&Y's appointment. In 2007, E&Y won a new competitive bidding and was appointed as the Bank's external auditors for a second five-year period ending in 2011.

Contracted fees for audit services provided to the Bank by E&Y in connection with the 2008 financial statement and internal control audits amount to $1,122,000. In addition, E&Y was paid $148,000 during 2008 for services related to bond issuance and advisory services related to the implementation of SFAS 157 and 159. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2008 audits are $472,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are

also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital. FSO resources are also used to fund technical assistance activities (see "Technical Assistance" below).

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2008, the FSO's fund balance amounted to $5.8 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries. Outstanding FSO loans, net of allowance for debt relief, totaled $4.1 billion, and the undisbursed portion of approved loans amounted to $1.5 billion.

Debt Relief

The Bank participates in the Heavily Indebted Poor Countries (HIPC) Initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries. In 2007, the Bank approved the Multilateral Debt Relief and Concessional Finance Reform (MDRI) providing for one hundred (100) percent debt relief on eligible FSO loans to heavily indebted poor member countries and the restructuring of the FSO's operations. As part of the these Initiatives, Haiti is scheduled to receive additional debt relief of $423 million.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by FSO resources, funds under administration, and resources from the Ordinary Capital's special programs. In 2008, the Bank provided technical assistance for a total of $329 million (2007—$263 million), including $109 million (2007—$100 million) funded by the MIF.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for selected loans with increased subsidy under the HIPC I) of the interest rate due on such loans. The IFF is funded from income earned on its own investments and, up to December 31, 2006, by transfers from the FSO. It is expected that, over time, the Bank will use all the resources of the IFF to subsidize part of the interest payments on Ordinary Capital loans.

IDB GRANT FACILITY

The GRF was created in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is funded by general reserve transfers from the FSO and possible direct contributions from donor countries. During 2008, the Bank approved grants to Haiti for $50 million (2007—$50 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries and other international organizations, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending

projects and fund technical assistance activities, including project preparation and training. The funds under administration are held in trust separately from Bank assets. As of December 31, 2008, the Bank administered resources on behalf of donors of approximately $1.2 billion. During 2008, the Bank received $3.4 million as fees for administering these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. Established in 1993 to encourage increased private investment and advance private sector development, the MIF fills a specialized development role, providing technical cooperation to test new approaches to strengthen competitiveness, demonstrate possibilities to commercial markets, and advance difficult reform issues.

During 2008, the MIF approved operations amounting to $178 million for 145 projects. To date, the MIF has approved operations amounting to $1.4 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 43 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2008, the IIC approved 64 operations, which included equity investments and loans, in the aggregate amount of $301 million. To date, the IIC has approved operations amounting to $3.4 billion. At December 31, 2008, outstanding loans totaled $904 million and outstanding equity investments totaled $30 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2008, there was $100 million outstanding and $200 million available for disbursement.

SUBSEQUENT DEVELOPMENTS

Membership of the People's Republic of China

On January 12, 2009, the People's Republic of China was admitted to membership in each of the Bank, the IIC and the MIF. Consequently, as of that date, the Bank's members include 26 borrowing member countries and 22 non-borrowing member countries.

Option to Convert SCF and CPS Loans to LIBOR-Based Loans

As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved to (i) offer the borrowers the opportunity to convert on one of two available dates, in 2009 and 2010, disbursed and undisbursed loan balances under the SCF and CPS-adjustable rate products to USD LIBOR-based or fixed-rate or any combination thereof; and (ii) discontinue offering the SCF-adjustable loan product effective June 30, 2009.

Index to Financial Statements

ORDINARY CAPITAL

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

February 17, 2009

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the Bank's Ordinary Capital internal control over financial reporting using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Bank's Ordinary Capital internal control over financial reporting as of December 31, 2008. Based on this assessment, Management believes that the Bank's internal control over financial reporting is effective as of December 31, 2008.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Ernst & Young LLP, an independent registered public accounting firm, has issued an opinion on the Bank's Ordinary Capital internal control over financial reporting. In addition, the Bank's Ordinary Capital financial statements, as of December 31, 2008, have been audited by Ernst & Young LLP.

Luis Alberto Moreno
President

Manuel Rapoport
Vice President for Finance and Administration

Edward Bartholomew
Finance General Manager and CFO

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (Bank)—Ordinary Capital's internal control over financial reporting, as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's Ordinary Capital internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Inter-American Development Bank – Ordinary Capital as of December 31, 2008 and 2007, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Washington, D.C.
February 17, 2009

Ernst + Young LLP

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (Bank) – Ordinary Capital as of December 31, 2008 and 2007, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

As discussed in Note B to the financial statements, in 2008 the Bank adopted Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Inter-American Development Bank's Ordinary Capital internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Washington, D.C.
February 17, 2009

Ernst + Young LLP

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2008		2007	
ASSETS				
Cash and investments				
Cash	$ 301		$ 200	
Investments				
Trading	12,613		12,307	
Held-to-maturity	3,621	$16,535	3,858	$16,365
Loans outstanding	51,173		47,954	
Allowance for loan losses	(136)	51,037	(51)	47,903
Accrued interest and other charges				
On investments	92		103	
On loans	564		600	
On swaps, net	43	699	20	723
Receivable from members				
Non-negotiable, non-interest-bearing demand obligations	356		358	
Amounts required to maintain value of currency holdings	79	435	54	412
Currency and interest rate swaps				
Investments—trading	2		3	
Loans	43		4	
Borrowings	3,415	3,460	3,019	3,026
Other assets				
Postretirement benefit assets	—		973	
Property, net	303		296	
Unamortized borrowing issue costs	11		180	
Miscellaneous	30	344	29	1,478
Total assets		$72,510		$69,907
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 3,067		$ 2,204	
Medium- and long-term:				
Measured at fair value	34,350		—	
Measured at amortized cost	11,977	$49,394	44,845	$47,049
Currency and interest rate swaps				
Investments—trading	10		2	
Loans	107		16	
Borrowings	1,800	1,917	1,006	1,024
Payable for investment securities purchased		156		67
Postretirement benefit liabilities		410		—
Amounts payable to maintain value of currency holdings		383		616
Accrued interest on borrowings		559		596
Accounts payable and accrued expenses		247		202
Total liabilities		53,066		49,554
Equity				
Capital stock				
Subscribed 8,367,264 shares (2007—8,368,563 shares)	100,938		100,953	
Less callable portion	(96,599)		(96,613)	
Paid-in capital stock	4,339		4,340	
Retained earnings	14,647		14,576	
Accumulated other comprehensive income	458	19,444	1,437	20,353
Total liabilities and equity		$72,510		$69,907

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	**2007**	**2006**
Income (loss)			
Loans			
Interest	**$ 2,301**	$ 2,404	$ 2,435
Other loan income	**54**	32	31
	2,355	2,436	2,466
Investments	**(973)**	487	619
Other	**11**	19	12
Total income	**1,393**	2,942	3,097
Expenses			
Borrowing expenses			
Interest, after swaps	**1,740**	2,074	2,015
Borrowing issue costs	**28**	49	55
Debt repurchase (income) costs	**(4)**	12	—
	1,764	2,135	2,070
Provision (credit) for loan and guarantee losses	**93**	(13)	(48)
Administrative expenses	**439**	500	414
Special programs	**69**	37	34
Total expenses	**2,365**	2,659	2,470
Income (loss) before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**(972)**	283	627
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**950**	(149)	(384)
Net income (loss)	**(22)**	134	243
Retained earnings, beginning of year	**14,576**	14,442	14,199
SFAS 159 cumulative effect adjustment	**93**	—	—
Retained earnings, end of year	**$14,647**	$14,576	$14,442

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	**2007**	**2006**
Net income (loss)	**$ (22)**	$134	$243
Other comprehensive income (loss)			
Translation adjustments	**396**	280	149
Recognition of changes in Postretirement benefit assets/liabilities	**(1,371)**	130	—
Reclassification to income—cash flow hedges	**(4)**	1	8
Total other comprehensive income (loss)	**(979)**	411	157
Comprehensive income (loss)	**$(1,001)**	$545	$400

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2008	2007	2006
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$ (7,149)**	$ (6,725)	$ (6,088)
Loan collections (net of participations)	**4,740**	5,265	8,615
Loan recoveries	**—**	—	3
Net cash provided by (used in) lending activities	**(2,409)**	(1,460)	2,530
Gross purchases of held-to-maturity investments	**(3,287)**	(2,378)	(2,049)
Gross proceeds from maturities of held-to-maturity investments	**3,299**	2,459	2,056
Purchase of property	**(22)**	(14)	(15)
Miscellaneous assets and liabilities	**(4)**	(7)	7
Net cash provided by (used in) lending and investing activities	**(2,423)**	(1,400)	2,529
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**10,793**	5,440	5,276
Repayments	**(8,321)**	(6,595)	(6,510)
Short-term borrowings:			
Proceeds from issuance	**11,588**	5,941	10,276
Repayments	**(10,707)**	(4,390)	(10,559)
Collections of receivable from members	**5**	5	12
Net cash provided by (used in) financing activities	**3,358**	401	(1,505)
Cash flows from operating activities			
Gross purchases of trading investments	**(14,210)**	(10,639)	(20,468)
Gross proceeds from sale or maturity of trading investments	**12,259**	10,761	18,672
Loan income collections	**2,412**	2,434	2,457
Interest and other costs of borrowings, after swaps	**(1,415)**	(1,953)	(1,857)
Income from investments	**568**	741	588
Other income	**11**	19	13
Administrative expenses	**(431)**	(433)	(367)
Special programs	**(20)**	(13)	(7)
Net cash provided by (used in) operating activities	**(826)**	917	(969)
Effect of exchange rate fluctuations on cash	**(8)**	6	(2)
Net increase (decrease) in Cash	**101**	(76)	53
Cash, beginning of year	**200**	276	223
Cash, end of year	**$ 301**	$ 200	$ 276

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin
The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006 (Note E). The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies
The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
On January 1, 2008, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. The adoption of this standard did not have a material impact on the Bank's financial position and results of operations. Concurrently, on January 1, 2008, the Bank adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" and, in accordance with the transition provisions, recorded a cumulative effect adjustment of $93 million (gain) to the opening balance of retained earnings, to reflect the difference between the carrying value of $27,538 million and the fair value amount of $27,282 related to certain borrowings for which the fair value option was elected or $256 million gain, and the write-off of related deferred borrowing issue costs of $163 million. The objective of SFAS 159 is to mitigate volatility in reported income by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. For additional information on the fair value of certain Bank's financial assets and financial liabilities, see Note H – Fair Value Measurements and Note I – Fair Value Option to the financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133". The objective of SFAS 161 is to amend and expand the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of an entity's use of derivative instruments, the accounting of derivative instruments and related hedged items under SFAS 133, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for the Bank for annual and interim financial statements issued in 2009 and thereafter. In addition, in May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The adoption of these standards does not have an impact on the Bank's financial position and results of operations.

Currency Accounting
The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

comprehensive income in the Statement of Comprehensive Income. Borrowings in non-functional currencies are translated with the gain or loss recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. Consequently, the General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

Maintenance of value (MOV)

In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings.

Retained earnings

Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained for the Bank's operations. In accordance with resolutions of the Board of Governors, net income is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments

Investment securities are classified based on management's intention on the date of purchase, and are recorded using trade-date accounting. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at fair value, with changes in fair value included in Income from investments in the Statement of Income and Retained Earnings.

Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made directly to private sector or (as of August 2006) sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations") on the basis of market based pricing. These financings are subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of an entity's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Loans representing approximately 26% of the outstanding balances have repayment obligations in various currencies

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

determined on the basis of a currency pooling system (CPS). The principal amount of CPS loans is repayable, in aggregate, in the currencies lent. Single currency loans are repayable, on an after swap basis, in the specific currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans and loans under the Liquidity Program are generally deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or of any other fund owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral. Income on impaired loans is recognized on a cash basis.

The Bank does not reschedule sovereign-guaranteed loans and has not written off any such Ordinary Capital loans. The Bank periodically reviews the collectibility of loans and guarantees and, if applicable, records, as an expense, provisions for loan and guarantee losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the probabilities of default associated with the external credit ratings of each individual borrower, adjusted to reflect the probability of default to the Bank, as well as the potential for loss arising from delay in the scheduled loan repayments. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages credit risk on guarantees without sovereign counter-guarantee through an internal credit risk classification system which includes excellent, satisfactory, watch list and loss contingency risk categories. These categories reflect the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

credit quality of the guaranteed party and the impact of available external security (such as sponsor guarantee) that mitigates the repayment risk to the Bank.

Receivable from members
Receivable from members includes non-negotiable, non-interest-bearing demand obligations that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock and MOV obligations.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

Borrowings funding floating rate assets are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

Certain borrowings are carried at their par value (face value), adjusted for any unamortized SFAS 133 fair value adjustments, premiums or discounts. The amortizations of these items are calculated following a methodology that approximates the effective interest method, and are included in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value and in Interest under Borrowing expenses, respectively, in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is presented separately under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the respective operation to produce the desired interest and/or currency type.

The Bank complies with the derivative accounting requirements of SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (hereinafter referred to as SFAS 133). Following SFAS 133, all derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are allocated to fund floating rate assets and are carried at fair value.

Administrative expenses
As part of the realignment of its operations, the Bank incurred expenses of $5 million during 2008 (2007—$55 million), which are included in Administrative expenses in the Statement of Income and Retained Earnings. It is expected that the realignment effort will last until 2009.

All administrative expenses of the Bank, excluding realignment expenses (which are fully absorbed by the Ordinary Capital), are allocated between the Ordinary Capital and the FSO pursuant to an allocation formula approved by the Board of Executive Directors. As a result of the Multilateral Debt Relief and Concessional Finance Reform (a Bank initiative approved in 2007 providing for one hundred (100) percent debt relief on eligible FSO loans to heavily indebted poor countries and the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

restructuring of the FSO's operations), the Board of Executive Directors approved a new expense allocation formula, whereby the FSO bears a smaller percentage of the administrative expenses of the Bank. Following this new allocation formula, during 2008, the effective ratio of administrative expenses charged to the Ordinary Capital was 87.3% and 12.7% to the FSO (2007—88.5% and 11.5%; 2006—81.3% and 18.7%, under the previous allocation formula).

Special programs

Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Pension and Postretirement Benefit Plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Postretirement benefit assets while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Postretirement benefit liabilities.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies

At December 31, 2008, Cash includes $131 million (2007—$135 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $21 million (2007—$25 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate, asset-backed, and mortgage-backed securities with credit quality equivalent to a AAA rating. The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

The financial markets crisis that began in July 2007 worsened in 2008. The effect of the crisis, characterized by lack of liquidity, higher volatility and widening of credit spreads, has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2008 of $(1,596) million (2007—$(280) million; 2006—$3 million) were included in Income (loss) from investments. Unrealized losses recognized in 2008 are substantially related to the $4,184 million asset-backed and mortgage-backed securities portion of the trading investments portfolio (2007—$6,608 million).

A summary of the trading portfolio instruments at December 31, 2008 and 2007 is shown in the Summary Statement

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of Trading Investments and Swaps in Appendix I-1. In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2008 and 2007 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix I-2.

As of December 31, 2008 and 2007, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of December 31, 2008 and 2007, are summarized below (in millions):

	December 31, 2008					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$191	$(1)	$116	$(17)	$307	$(18)
Asset-backed and mortgage-backed securities	34	(1)	—	—	34	(1)
Total	$225	$(2)	$116	$(17)	$341	$(19)

	December 31, 2007					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$310	$(2)	$1,539	$(20)	$1,849	$(22)
Asset-backed and mortgage-backed securities	—	—	126	(2)	126	(2)
Total	$310	$(2)	$1,665	$(22)	$1,975	$(24)

The Bank only invests in high credit quality instruments. At December 31, 2008, 74% of the Held-to-maturity investments are rated AAA, 23% are rated AA, 2% are rated A and 1% are rated BBB. The unrealized losses on the Held-to-maturity investments portfolio substantially relate to the credit downgrade of one sovereign issuer to BBB. The Bank expects to collect all amounts due according to the contractual terms prevailing on the acquisition date of these investments. Accordingly, and because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF) and U.S. Dollar Window Program) as well as multicurrency pool loans (CPS loans), and ii) single currency non-pool loans (emergency loans and loans under the Liquidity Program). In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, with LIBOR-based or adjustable interest rates, both at the option of the borrower. The interest rate on SCF LIBOR–based loans resets quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's spread. SCF LIBOR-based loan balances can be converted to fixed rate subject to certain conditions. The interest rate on SCF Adjustable loans resets semi-annually, based on the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus the Bank's spread.

As a result of the Multilateral Debt Relief and Concessional Finance Reform approved by the Board of Governors in 2007, the Bank now offers concessional lending through a blending of loans from the Ordinary Capital and the FSO ("parallel loans"). The Ordinary Capital's portion of parallel loans are SCF Adjustable loans with up to 30 years maturity and 6 years grace period.

The Bank maintains a targeted currency composition in its CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. The interest rate on CPS loans made from January 1, 1983 to December 31, 1989 is fixed. The interest rate on CPS loans made after that date is adjusted twice a year based on the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. Since September 2003, CPS loans are no longer available to borrowers.

Under the emergency lending, funding is provided to address financial emergencies in the region for a revolving aggregate amount of up to $6 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points. In late 2008, the Bank approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social process by protecting the flow of credit to the economy through financial institutions. The loans under this Program have the same terms as emergency loans.

Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed or floating-rate loan. For floating-rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Under the enhanced Local Currency Facility, approved in 2008, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. As of December 31, 2008, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $288 million (2007—$148 million).

A summary statement of loans outstanding by country is presented in Appendix I-3 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2008 and 2007 is shown in Appendix I-4.

Inter-American Investment Corporation (IIC)
The Bank has approved a loan to the IIC (a separate international organization whose 43 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2008, there was $100 million outstanding.

Loan participations and guarantees
Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2008, there were $2,437 million (2007—$944 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

As of December 31, 2008, the Bank had approved, net of cancellations and expirations, non-trade finance guarantees without sovereign counter-guarantees of $1,399 million (2007—$1,389 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. The Bank also has a Trade Finance Facilitation Program (TFFP) to provide credit guarantees without sovereign counter-guarantees on trade finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. As of December 31, 2008, trade-finance guarantees of $425 million have been issued (2007—$222 million) under this Program.

At December 31, 2008, guarantees of $1,035 million (2007—$689 million), including $141 million (2007—$99 million) issued under the TFFP, were outstanding and subject to call. An amount of $54 million (2007—$58 million) has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 2 to 16 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2008, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $870 million and were classified as follows: Excellent $89 million; Satisfactory $662; Watch list $119 million; and Loss contingency NIL.

IFF subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. During 2008, the IFF paid $50 million (2007—$48 million; 2006—$43 million) of interest on behalf of the borrowers. Up to December 31, 2006, the IFF was funded primarily from the general reserve of the FSO. As part of the Bank's Multilateral Debt Relief and Concessional Finance Reform, funding to the IFF was discontinued and the IFF interest subsidy is no longer available for loans approved after December 31, 2006.

Nonaccrual and impaired loans and allowance for outstanding loan and guarantee losses
The Bank declared a $288 million non-sovereign-guaranteed loan outstanding impaired as of December 31, 2008, and established a specific allowance for loan losses of $55 million; all amounts continue to be received on a monthly basis in accordance with the terms of the loan agreement. The recorded investment in impaired loans at December 31, 2007 was $2 million and the average recorded investment during 2007 was $24 million. During 2007 and 2006, respectively, income recognized on loans while impaired was $4 million and $13 million; if these loans had not been impaired, income recognized would have been $3 million and $11 million. There was no specific allowance for loan losses on impaired loans at December 31, 2007.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2008 and 2007 were as follows (in millions):

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

	2008	2007
Balance, beginning of year	$ 70	$104
Provision (credit) for loan and guarantee losses	93	(13)
Non-sovereign-guaranteed loans:		
Write offs	—	(21)
Recoveries	6	—
Balance, end of year	$169	$ 70
Composed of:		
Allowance for loan losses	$136	$ 51
Allowance for guarantee losses[1]	33	19
Total	$169	$ 70

[1] Included in Accounts payable and accrued expenses.

Note F – Receivable from (Payable to) Members

The composition of the net receivable from (payable to) members as of December 31, 2008 and 2007 is as follows (in millions):

	2008	2007
Regional developing members	$ 397	$ 401
Canada	(48)	(250)
Non-regional members	(297)	(355)
Total	$ 52	$(204)

These amounts are represented on the Balance Sheet as follows (in millions):

	2008	2007
Receivable from members	$ 435	$ 412
Amounts payable to maintain value of currency holdings	(383)	(616)
Total	$ 52	$(204)

Note G – Property

At December 31, 2008 and 2007, Property, net consists of the following (in millions):

	2008	2007
Land, buildings, improvements, capitalized software and equipment, at cost	$ 534	$ 512
Less: accumulated depreciation	(231)	(216)
	$ 303	$ 296

Note H – Fair Value Measurements

Effective January 1, 2008, the Bank adopted SFAS 157, which provides a new framework for measuring fair value under GAAP. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). In addition, substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs such as market yield curves, exchange rates, and other inputs that are observable during the full term of these instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and related swap instruments are valued using Management's best estimates utilizing available information including (i) actual portfolio prices provided by investment broker/dealers (with little, if any, trading activity), for certain investment instruments and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the income approach.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Financial assets:

Assets	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Investments—Trading	$12,669	$1,262	$11,297	$110
Currency and interest rate swaps	3,499	—	3,428	71
Total	$16,168	$1,262	$14,725	$181

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Balance Sheet under Accrued interest and other charges of $56 million for trading investments and $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$34,675	$ —	$34,135	$540
Currency and interest rate swaps	1,913	—	1,871	42
Total	$36,588	$ —	$36,006	$582

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges—On swaps, net of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of December 31, 2008 and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

Financial assets

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance at January 1, 2008	$ 68	$ 89	$157
Total gains (losses) included in:			
Net income (loss)	(106)	32	(74)
Other comprehensive income (loss)	(5)	(4)	(9)
Settlements	(30)	(15)	(45)
Transfer to/from financial liabilities	—	(31)	(31)
Transfer into level 3	183	—	183
Balance at December 31, 2008	$ 110	$ 71	$181
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at December 31, 2008	$ (84)	$ 6	$ (78)

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions).

	Year Ended December 31, 2008			
	Income (loss) from Investments	Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (Losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total gains (losses) included in Net income (loss) for the year	$(106)	$ 26	$6	$(74)
Change in unrealized gains (losses) related to assets still held at December 31, 2008	$ (84)	$—	$6	$(78)

Financial liabilities

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance at January 1, 2008	$533	$ 39	$572
Total (gains) losses included in:			
Net income (loss)	(16)	44	28
Other comprehensive income (loss)	(9)	—	(9)
Issuance and settlements, net	32	(10)	22
Transfer from/to financial liabilities	—	(31)	(31)
Balance at December 31, 2008	$540	$ 42	$582
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at December 31, 2008	$(56)	$ 39	$ (17)

(Gains) losses are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2008		
	Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (Losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the year	$45	$(17)	$ 28
Change in unrealized (gains) losses related to liabilities still held at December 31, 2008	$—	$(17)	$(17)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note I – Fair Value Option

Up to December 31, 2007, and since the discontinuation of hedge accounting on January 1, 2004, the Bank accounted for all its borrowings at amortized cost and, as required by SFAS 133, marked to market all derivative instruments, including borrowing swaps, with changes in fair value recognized in income. This accounting treatment resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from the previous accounting asymmetry, as SFAS 159 requires that changes in the fair value of elected borrowings also be recorded in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

As described in Note H to the financial statements, substantially all the Bank's medium- and long-term borrowings elected under SFAS 159 and related borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs observable in the principal markets in which these instruments transact. When observable inputs are not available, these instruments are valued using management's best estimates, including market yield curves of other instruments used as a proxy for the instruments' yield curves.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the year ended December 31, 2008 as follows (in millions):

Year Ended December 31, 2008		
Borrowing Expenses–Interest, after Swaps	Net Unrealized Gains (losses) on Non-trading Derivatives and Borrowings Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$(1,644)	$1,766	$122

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2008, was as follows (in millions):

Unpaid Principal Outstanding	Fair Value	Fair Value over Unpaid Principal Outstanding
$32,745	$34,675	$1,930

Note J – Borrowings

Medium- and long-term borrowings at December 31, 2008 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.50% to 16.38%, before swaps, and from 0.12% (equivalent to 1-month USD-LIBOR less 35 basis points) to 9.08%, after swaps, with various maturity dates through 2038. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2008 and 2007 is shown in Appendix I-5.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2008, the weighted average rate of short-term borrowings was 1.88% (2007—4.37%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $750 million during 2008 (2007—$340 million; 2006—$307 million).

Note K – Derivatives and Hedging Activities

Risk management strategy and use of derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. Financial derivative instruments are an important component of the set of financial instruments used by the Bank to enhance its financial efficiency while achieving its risk management objectives. These instruments, mostly currency and interest rate swaps, are used primarily for hedging purposes as part of the Bank's asset and liability management.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge certain fixed-rate loans and loans in local currency, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value

Following the requirements of SFAS 133, the Bank records all derivatives at fair value on the Balance Sheet, with changes in fair value reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value (before 2008, Effects of SFAS 133 and currency transaction adjustments) in the Statement of Income and Retained Earnings. Beginning in 2008, certain borrowings elected under the fair value option provided by SFAS 159 are also carried at fair value on the Balance sheet, with changes in fair value reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value.

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value for the years ended December 31, 2008, 2007 and 2006 comprise the following (in millions):

	2008	2007	2006
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$(3,980)	$ 1,106	$ 619
Interest rates	2,900	(170)	(469)
Total change in fair value of derivatives	(1,080)	936	150
Change in fair value of SFAS 159 elected borrowings due to movements in:			
Exchange rates	3,727	—	—
Interest rates	(1,961)	—	—
Total change in fair value of borrowings	1,766	—	—
Currency transaction gains (losses) on borrowings at amortized cost	241	(1,141)	(589)
Change in fair value of hybrid borrowings	—	—	1
Amortization of borrowing and loan basis adjustments	19	57	62
Reclassification to income—cash flow hedges	4	(1)	(8)
Total	$ 950	$ (149)	$(384)

The fair value election for certain borrowings under SFAS 159 has helped reduce the income volatility previously generated by carrying at fair value only the derivatives, as required by SFAS 133. Net unrealized gains on the Bank's non-trading derivatives due to changes in interest rates were $2,900 million for the year mainly due to an overall decrease in long-term swap interest rates in the global markets, compared to year-end 2007 levels. These gains were partially compensated by net unrealized losses of $1,961 million on borrowings elected under the fair value option resulting from changes in interest rates. Substantially all this income volatility, which amounted to a gain of $939 million for the year, resulted mainly from an overall increase in the Bank's credit spreads at the end of the year. The financial market turmoil has led to a crisis of confidence that has negatively affected all credit spread products. Consequently, the Bank's credit spreads have widened due, in part, to competition from comparably rated government guaranteed financial institutions at wider spread levels than those typically obtained by the Bank in the past.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2008, exchange rate changes affected negatively the value of the borrowing swaps by $3,980 million (2007—positive changes of $1,106 million; 2006—positive changes of $619 million), offsetting the positive effect of the decrease in the value of borrowings of $3,968 million (2007—negative changes of $1,141 million; 2006—negative changes of $589 million).

Note L – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2008, the Bank had received eligible collateral (U.S. Treasuries and cash) of $1,761 million (2007—$2,131 million), as required under its master derivative agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2008 and 2007, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2008	2007
Investments—Trading Portfolio		
Interest rate swaps	$ 4	$ 5
Borrowing Portfolio		
Currency swaps	1,881	2,800
Interest rate swaps	1,573	241
Loan Portfolio		
Currency and interest rate swaps	41	4

Note M – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid in gold and/or United States dollars and in the currency of the respective member, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2008 and 2007, see Appendix I-6.

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each share of the Bank held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Inter-American Development Bank, also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2008 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-7.

Return of Capital to Serbia and Montenegro

In June 2008, the Bank returned funds to each of Serbia and Montenegro corresponding to shares of Paid-in capital as a result of the decision of those countries not to subscribe to such shares as successors of the former Socialist Federal Republic of Yugoslavia, a former Bank member. The associated adjustments resulted in a reduction of $15 million of Subscribed capital, $14 million of Callable capital and $1 million of Paid-in capital.

Increase in Bank membership

On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of Paid-in capital and 176 shares of Callable capital.

Note N – Retained Earnings

The composition of Retained earnings as of December 31, 2008 and 2007 is as follows (in millions):

	2008	2007
General reserve	$11,982	$11,911
Special reserve	2,665	2,665
Total	$14,647	$14,576

Note O – Accumulated Other Comprehensive Income

Other comprehensive income comprises the effects of SFAS 133 and SFAS 158 and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2008, 2007, and 2006 (in millions):

	Translation Adjustments Allocation				
	General Reserve	Special Reserve	SFAS 133 Adjustments	SFAS 158 Adjustments	Total
Balance at January 1, 2006	$ 395	$(200)	$(7)	$ —	$ 188
Translation adjustments	117	32	—	—	149
Reclassification to income—cash flow hedges	—	—	8	—	8
Initial recognition of deferred (cost) credit for postretirement benefits:					
Net actuarial gain	—	—	—	698	698
Prior service cost	—	—	—	(17)	(17)
Balance at December 31, 2006	512	(168)	1	681	1,026
Translation adjustments	234	46	—	—	280
Reclassification to income—cash flow hedges	—	—	1	—	1
Recognition of changes in Postretirement benefit assets:					
Net actuarial gain	—	—	—	126	126
Reclassification to income—amortization of net prior service cost	—	—	—	4	4
Balance at December 31, 2007	746	(122)	2	811	1,437
Translation adjustments	376	20	—	—	396
Reclassification to income—cash flow hedges	—	—	(4)	—	(4)
Recognition of changes in Postretirement benefit assets/liabilities:					
Net actuarial loss	—	—	—	(1,375)	(1,375)
Reclassification to income—amortization of net prior service cost	—	—	—	4	4
Balance at December 31, 2008	$1,122	$(102)	$(2)	$ (560)	$ 458

Note P – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the employees of the IIC, and the Local Retirement Plan (LRP) for the pension benefit of national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All current staff of the Bank and the IIC who contribute to the SRP and LRP while in active service and who meet certain requirements are eligible for postretirement benefits under the Postretirement Benefits Plan (PRBP). Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future health and other benefits. While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2008, 2007 and 2006 (in millions):

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Change in benefit obligation						
Benefit obligation, beginning of year	$2,264	$2,207	$2,046	$ 996	$ 886	$ 810
Service cost	54	58	58	29	32	31
Interest cost	142	132	112	62	58	44
Plan participants' contributions	20	21	21	—	—	—
Retiree drug subsidy received	—	—	—	1	—	—
Benefits paid	(93)	(86)	(69)	(25)	(22)	(20)
Actuarial loss (gain)	32	(68)	39	5	42	21
Benefit obligation, end of year	2,419	2,264	2,207	1,068	996	886
Change in plan assets						
Fair value of plan assets, beginning of year	3,038	2,826	2,499	1,195	1,130	994
Actual return on plan assets	(785)	243	339	(314)	71	140
Employer contribution	24	34	35	17	16	16
Plan participants' contributions	20	21	21	—	—	—
Benefits paid	(93)	(86)	(69)	(25)	(22)	(20)
Net payments from other plans	—	—	1	—	—	—
Fair value of plan assets, end of year	2,204	3,038	2,826	873	1,195	1,130
Funded status, end of year	$ (215)	$ 774	$ 619	$ (195)	$ 199	$ 244
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial loss (gain)	$ 339	$ (648)	$ (492)	$ 212	$ (176)	$ (206)
Prior service cost	6	8	10	3	5	7
Net amount recognized	$ 345	$ (640)	$ (482)	$ 215	$ (171)	$ (199)

The accumulated benefit obligation for the Plans was $2,150 million, $1,943 million, and $1,911 million at December 31, 2008, 2007 and 2006, respectively.

During 2008, the fair value of the Plans and the PRBP assets was adversely affected by the continuing instability in the financial markets, contributing significantly to the negative return in plan assets during the year.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income for the years ended December 31, 2008, 2007 and 2006, as applicable, consist of the following components (in millions):

Components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Service Cost	$ 54	$ 58	$ 58	$ 29	$ 32	$ 31
Interest Cost	142	132	112	62	58	44
Expected return on plan assets	(171)	(154)	(139)	(68)	(61)	(55)
Amortization of prior service cost	2	2	2	2	2	2
Net periodic benefit cost	$ 27	$ 38	$ 33	$ 25	$ 31	$ 22
Of which:						
Ordinary Capital's share	$ 23	$ 32	$ 26	$ 21	$ 26	$ 17
FSO's share	4	6	7	4	5	5

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Net actuarial loss (gain)	$ 987	$(156)	$388	$30
Amortization of prior service cost	(2)	(2)	(2)	(2)
Total recognized in Other comprehensive income (loss)	$ 985	$(158)	$386	$28
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$1,012	$(120)	$411	$59

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with the allocation formula approved by the Board of Executive Directors for administrative expenses.

The estimated prior service cost that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2009 is $2 million for the Plans and $2 million for the PRBP.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.4, 12.3 and 11.9 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13 years for the LRP, and 7.9 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	5.75%	6.25%	6.00%	5.75%	6.25%	6.00%
Rate of salary increase SRP	5.50%	6.00%	6.00%			
Rate of salary increase LRP	7.30%	7.80%	7.80%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended at December 31,	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	6.25%	6.00%	5.50%	6.25%	6.00%	5.50%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%
Rate of salary increase SRP	6.00%	6.00%	5.10%			
Rate of salary increase LRP	7.80%	7.80%	7.30%			

The expected yearly rate of return on plan assets reflects management's best estimate of expected rate of returns of asset categories employed by the plans and conservatively applying those returns in formulating the investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2008	2007	2006
Health care cost trend rates assumed for next year:			
Medical	8.50%	9.50%	10.00%
Prescription drugs	8.50%	9.50%	10.00%
Dental	6.00%	6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017	2013

For those participants assumed to retire outside of the United States, a 8.50% health care cost trend rate was used for 2008 (2007—9.50%; 2006—10.00%).

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2008 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 14	$ (11)
Effect on postretirement benefit obligation	143	(111)

Plan assets

The Plans and PRBP weighted-average asset allocations at December 31, 2008 and 2007, by asset category, are as follows:

	Plans		PRBP	
Asset Category	2008	2007	2008	2007
U.S. equities	30%	34%	35%	39%
Non-U.S. equities	20%	25%	23%	30%
Emerging market equities	2%	3%	—	—
Emerging market debt	3%	2%	—	—
Fixed income bonds and funds	21%	20%	20%	20%
U.S. inflation-indexed bonds	9%	7%	14%	10%
Real estate investment funds and equities	5%	6%	—	—
Commodity index futures	1%	3%	—	—
Short-term investment funds	9%	—	8%	1%
Total	100%	100%	100%	100%

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans and PRBP investment policies. Investment policies have been developed so that, consistent with expected returns, there is a high equity allocation with the expectation of sufficient returns to meet long-term funding needs.

Investments average 60% and 70% exposure to a well-diversified pool of equities. Assets are also invested in fixed-income securities (20%) to protect against disinflation, a mix of other types of investments (10% to 20%) that are expected to react positively to rising inflation to provide protection against loss of purchasing power, emerging market equities (0% to 5%), and emerging market debt (0% to 5%).

The investment policy target allocations as of December 31, 2008 are as follows:

	SRP	LRP	PRBP
U.S. equities	35%	40%	40%
Non-U.S. equities	25%	30%	30%
Emerging market securities[1]	5%	—	—
Fixed income	20%	20%	20%
Inflation-sensitive investments[2]	15%	10%	10%

[1] Comprised of emerging market equities and debt.

[2] Comprised of inflation-indexed U.S. Government bonds (5% to 15%), real estate investment funds and equities (0% to 6%), and full-collateralized commodity index futures (0% to 4%) for the SRP, inflation-indexed U.S. Government bonds (5% to 10%) and real estate investment funds and equities (0% to 5%) for the LRP, and inflation-indexed U.S. Government bonds (10%) for the PRBP.

Risk management is achieved by the continuous monitoring of each asset category level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved for each instrument.

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2009 are expected to be approximately $35 million and $25 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2008.

Year	Plans	PRBP
2009	$ 97	$ 34
2010	101	36
2011	106	39
2012	110	41
2013	115	44
2014–2018	656	267

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Note Q – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Net income (loss)	$ (22)	$ 134	$ 243
Difference between amounts accrued and amounts paid or collected for:			
Loan income	57	(2)	(9)
Investment income	(54)	(26)	(19)
Net unrealized (gain) loss on trading investments	1,596	280	(12)
Interest and other costs of borrowings, after swaps	350	182	213
Administrative expenses, including depreciation	7	67	48
Special programs	48	24	27
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value	(950)	149	384
Net (increase) decrease in trading investments	(1,951)	122	(1,796)
Provision (credit) for loan and guarantee losses	93	(13)	(48)
Net cash provided by (used in) operating activities	$ (826)	$ 917	$ (969)
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ (199)	$ 438	$ 316
Held-to-maturity investments	(237)	347	167
Loans outstanding	806	583	366
Borrowings	272	840	536
Receivable from members–net	260	(302)	(139)

Note R – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2008, 2007 and 2006, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Argentina	$411	$463	$476
Brazil	579	583	540
Colombia	253	230	189

Note S – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework provided by SFAS 157. However, the Bank continues to explore possible available valuation tools to make the estimate of fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2008 and 2007 (in millions):

	2008[(1)]		2007[(1)]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 301	$ 301	$ 200	$ 200
Investments				
Trading	12,669	12,669	12,367	12,367
Held-to-maturity	3,657	3,703	3,901	3,884
Loans outstanding, net	51,601	N/A	48,503	N/A
Currency and interest rate swaps receivable				
Investments—trading	4	4	5	5
Loans	41	41	4	4
Borrowings	3,454	3,454	3,041	3,041
Borrowings				
Short-term	3,067	3,067	2,204	2,204
Medium- and long-term:				
Measured at fair value	34,675	34,675	—	—
Measured at amortized cost	12,211	13,977	45,441	45,901
Currency and interest rate swaps payable				
Investments—trading	11	11	3	3
Loans	110	110	16	16
Borrowings	1,792	1,792	1,011	1,011

N/A = Not available
(1) Includes accrued interest.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	2,678	2,678[1]
Average balance during year	—	—	—	996	996
Net gains for the year	—	—	—	10	10
Obligations of non-U.S. governments and agencies:					
Carrying value	331	33	142	265	771
Average balance during year	386	101	42	26	555
Net gains for the year	7	1	1	—	9
Bank obligations:					
Carrying value	1,361	—	120	3,300	4,781
Average balance during year	1,714	231	239	3,493	5,677
Net losses for the year	(31)	—	—	(69)	(100)
Corporate securities:					
Carrying value	—	—	—	199	199
Average balance during year	—	—	—	325	325
Net losses for the year	—	—	—	(2)	(2)
Asset-backed and mortgage-backed securities:					
Carrying value	1,838	—	—	2,346	4,184
Average balance during year	2,273	—	—	3,237	5,510
Net losses for the year	(313)	—	—	(1,201)	(1,514)
Total trading investments:					
Carrying value	3,530	33	262	8,788	12,613
Average balance during year	4,373	332	281	8,077	13,063
Net gains (losses) for the year	(337)	1	1	(1,262)	(1,597)
Net interest rate swaps:					
Carrying value[2]	—	—	—	(7)	(7)
Average balance during year	—	—	—	(4)	(4)
Net losses for the year	—	—	—	(1)	(1)
Currency swaps receivable:					
Carrying value[2]	—	—	—	35	35
Average balance during year	—	—	—	12	12
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[2]	(36)	—	—	—	(36)
Average balance during year	(11)	—	—	—	(11)
Net losses for the year	(2)	—	—	—	(2)
Total trading investments and swaps:					
Carrying value	3,494	33	262	8,816	12,605
Average balance during year	4,362	332	281	8,085	13,060
Net gains (losses) for the year	(339)	1	1	(1,263)	(1,600)
Return for the year (%)	(3.26)	0.70	2.52	(12.57)	(7.84)

[1] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $1,358 million. GSE obligations are not backed by the full faith and credit of the United States government.

[2] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS - NOTE D

December 31, 2007
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	454	454[1]
Average balance during year	—	—	—	519	519
Net gains for the year	—	—	—	3	3
Obligations of non-U.S. governments and agencies:					
Carrying value	—	127	—	—	127
Average balance during year	24	90	—	—	114
Net losses for the year	(1)	—	—	—	(1)
Bank obligations:					
Carrying value	1,701	43	151	2,812	4,707
Average balance during year	1,736	93	265	3,034	5,128
Net gains (losses) for the year	(10)	—	—	14	4
Corporate securities:					
Carrying value	—	—	—	411	411
Average balance during year	—	—	—	449	449
Net losses for the year	—	—	—	(5)	(5)
Asset-backed and mortgage-backed securities:					
Carrying value	2,498	—	—	4,110	6,608
Average balance during year	2,416	—	—	4,834	7,250
Net losses for the year	(52)	—	—	(239)	(291)
Total trading investments:					
Carrying value	4,199	170	151	7,787	12,307
Average balance during year	4,176	183	265	8,836	13,460
Net losses for the year	(63)	—	—	(227)	(290)
Net interest rate swaps:					
Carrying value[2]	1	—	—	—	1
Average balance during year	1	—	—	—	1
Net losses for the year	—	—	—	(1)	(1)
Total trading investments and swaps:					
Carrying value	4,200	170	151	7,787	12,308
Average balance during year	4,177	183	265	8,836	13,461
Net losses for the year	(63)	—	—	(228)	(291)
Return for the year (%)	2.78	0.59	2.37	2.84	2.79

[1] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities of $226 million. GSE obligations are not backed by the full faith and credit of the United States government.

[2] Interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,428	551	155	181	947	3,262
Gross unrealized gains	16	3	1	4	39	63
Gross unrealized losses	18	—	—	—	—	18
Fair value	1,426	554	156	185	986	3,307
Bank obligations:						
Net carrying amount	73	—	2	—	148	223
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	73	—	2	—	148	223
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	35	101	136
Gross unrealized gains	—	—	—	—	2	2
Gross unrealized losses	—	—	—	1	—	1
Fair value	—	—	—	34	103	137
Total held-to-maturity investments:						
Net carrying amount	1,501	551	157	216	1,196[1]	3,621
Gross unrealized gains	16	3	1	4	41	65
Gross unrealized losses	18	—	—	1	—	19
Fair value	1,499	554	158	219	1,237	3,667
Return for the year (%)	3.74	0.72	2.21	3.87	4.27	3.47

[1] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 927
British pounds sterling	178
Other	91
Total	$1,196

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2008
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2009	$1,535	$1,539
2010 to 2013	2,086	2,128
Total	$3,621	$3,667

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2007
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	48	—	—	5	—	53[1]
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	48	—	—	5	—	53
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,153	446	51	269	1,115	3,034
Gross unrealized gains	1	1	—	1	3	6
Gross unrealized losses	17	—	—	1	4	22
Fair value	1,137	447	51	269	1,114	3,018
Bank obligations:						
Net carrying amount	309	4	95	—	155	563
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	309	4	95	—	155	563
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	60	148	208
Gross unrealized gains	—	—	—	—	1	1
Gross unrealized losses	—	—	—	—	2	2
Fair value	—	—	—	60	147	207
Total held-to-maturity investments:						
Net carrying amount	1,510	450	146	334	1,418[2]	3,858
Gross unrealized gains	1	1	—	1	4	7
Gross unrealized losses	17	—	—	1	6	24
Fair value	1,494	451	146	334	1,416	3,841
Return for the year (%)	3.64	0.56	2.29	3.92	4.38	3.45

[1] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities of $53 million. GSE obligations are not backed by the full faith and credit of the United States government.

[2] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$1,085
British pounds sterling	230
Other	103
Total	$1,418

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2007
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2008	$1,545	$1,543
2009 to 2012	2,313	2,298
Total	$3,858	$3,841

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2008 and 2007
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding 2008[1]	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Borrowing country currencies	Undisbursed	Outstanding 2007[1]
Argentina	$ 8,668	$ 8,616	$ 52	$ 4,504	$ 8,567
Bahamas	90	90	—	142	79
Barbados	140	140	—	84	133
Belize	94	94	—	26	96
Bolivia	161	161	—	102	195
Brazil	12,543	12,497	46	3,775	12,505
Chile	591	591	—	393	551
Colombia	5,620	5,600	20	693	4,813
Costa Rica	251	251	—	1,344	495
Dominican Republic	1,025	1,025	—	261	1,029
Ecuador	1,487	1,487	—	392	1,465
El Salvador	1,377	1,377	—	419	1,166
Guatemala	1,197	1,197	—	584	1,135
Guyana	3	3	—	29	3
Honduras	75	75	—	137	89
Jamaica	627	627	—	152	542
Mexico	4,782	4,782	—	1,477	4,574
Nicaragua	77	77	—	78	78
Panama	911	911	—	553	853
Paraguay	705	705	—	416	678
Peru	3,957	3,957	—	447	3,823
Suriname	59	59	—	89	55
Trinidad and Tobago	396	396	—	124	390
Uruguay	2,056	2,056	—	638	1,835
Venezuela	1,329	1,315	14	607	1,153
Regional	419	419	—	6	484
Non-sovereign-guaranteed loans	2,433	2,433	—	2,148	1,168
Inter-American Investment Corporation	100	100	—	200	—
Total 2008	$51,173	$51,041	$132	$19,820	
Total 2007		$47,807	$147	$16,428	$47,954

[1] This table excludes outstanding participated non-sovereign-guaranteed loans of $2,437 million at December 31, 2008 (2007—$944 million). This table also excludes guarantees outstanding of $1,035 million at December 31, 2008 (2007—$689 million).
[2] Includes $245 million of loans in borrowing country currencies, which have been swapped to United States dollars.

Non-sovereign-guaranteed loans outstanding have been made in the following countries (in millions):

	December 31, 2008	December 31, 2007
Argentina	$ 1	$ 2
Bolivia	73	81
Brazil	925	558
Chile	302	9
Colombia	125	—
Costa Rica	180	10
Ecuador	79	25
El Salvador	50	—

	December 31, 2008	December 31, 2007
Guatemala	$ 25	$ 25
Mexico	87	105
Nicaragua	—	7
Panama	50	—
Peru	401	201
Suriname	7	7
Regional	128	138
	$2,433	$1,168

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E[1]

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 52	7.05	$ —	—	—	$ 52	7.05
Adjustable	1,288	4.21	10	4.84	4.74	1,298	4.21
Japanese yen							
Fixed	146	7.04	—	—	—	146	7.04
Adjustable	3,633	4.21	9	1.94	4.39	3,642	4.20
LIBOR-based floating	—	—	93	1.08	7.87	93	1.08
Swiss francs							
Fixed	68	7.12	—	—	—	68	7.12
Adjustable	1,613	4.21	—	—	—	1,613	4.21
United States dollars							
Fixed	246	7.05	—	—	—	246	7.05
Adjustable	6,075	4.21	23,113	5.15	7.59	29,188	4.95
LIBOR-based floating	—	—	14,695	4.69	9.33	14,695	4.69
Others							
Fixed	132	4.00	—	—	—	132	4.00
Loans outstanding							
Fixed	644	6.43	—	—	—	644	6.43
Adjustable	12,609	4.21	23,132	5.15	7.59	35,741	4.82
LIBOR-based floating	—	—	14,788	4.66	9.32	14,788	4.66
Total	$13,253	4.32	$37,920	4.96	8.26	$51,173	4.79

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans	All loans		
Year of maturity	Fixed	Adjustable	Adjustable[3]	Fixed	Adjustable[3]	Total
2009	$156	$ 1,990	$ 1,943	$156	$ 3,933	$ 4,089
2010	131	1,906	2,228	131	4,134	4,265
2011	102	1,705	2,534	102	4,239	4,341
2012	86	1,442	2,693	86	4,135	4,221
2013	66	1,195	2,749	66	3,944	4,010
2014 to 2018	84	3,317	12,569	84	15,886	15,970
2019 to 2023	18	922	8,575	18	9,497	9,515
2024 to 2028	1	132	3,872	1	4,004	4,005
2029 to 2033	—	—	726	—	726	726
2034 to 2038	—	—	31	—	31	31
Total	$644	$12,609	$37,920	$644	$50,529	$51,173
Average maturity (years)	2.85	4.36	8.26	2.85	7.29	7.23

[1] Information presented after currency and interest rate swaps.
[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E[1]

December 31, 2007
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 97	7.16	$ —	—	—	$ 97	7.16
Adjustable	1,959	4.25	12	4.53	5.24	1,971	4.25
Japanese yen							
Fixed	175	7.15	—	—	—	175	7.15
Adjustable	3,536	4.25	8	1.93	4.89	3,544	4.24
LIBOR-based floating	—	—	35	0.99	8.87	35	0.99
Swiss francs							
Fixed	94	7.22	—	—	—	94	7.22
Adjustable	1,839	4.25	—	—	—	1,839	4.25
United States dollars							
Fixed	327	7.16	—	—	—	327	7.16
Adjustable	6,553	4.25	22,329	5.61	7.72	28,882	5.30
LIBOR-based floating	—	—	10,843	5.65	9.20	10,843	5.65
Others							
Fixed	147	4.00	—	—	—	147	4.00
Loans outstanding							
Fixed	840	6.61	—	—	—	840	6.61
Adjustable	13,887	4.25	22,349	5.61	7.72	36,236	5.09
LIBOR-based floating	—	—	10,878	5.64	9.20	10,878	5.64
Total	$14,727	4.38	$33,227	5.62	8.20	$47,954	5.24

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2007
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans	All loans		
Year of maturity	Fixed	Adjustable	Adjustable[3]	Fixed	Adjustable[3]	Total
2008	$223	$ 1,913	$ 2,208	$223	$ 4,121	$ 4,344
2009	149	1,911	1,855	149	3,766	3,915
2010	124	1,834	2,103	124	3,937	4,061
2011	97	1,646	2,287	97	3,933	4,030
2012	82	1,384	2,325	82	3,709	3,791
2013 to 2017	140	3,863	10,971	140	14,834	14,974
2018 to 2022	22	1,168	7,466	22	8,634	8,656
2023 to 2027	3	168	3,376	3	3,544	3,547
2028 to 2032	—	—	636	—	636	636
Total	$840	$13,887	$33,227	$840	$47,114	$47,954
Average maturity (years)	2.97	4.64	8.20	2.97	7.15	7.07

[1] Information presented after currency and interest rate swaps.
[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2008
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,234	5.08	2.48	$ 173	6.70	0.67	$ —	—	—	$ 2,407	5.20	2.35
	—	—	—	(630)	5.57	1.24	(838)	4.26	4.54	(1,468)	4.82	3.12
Adjustable	799	5.23	7.39	2,961	4.10	3.81	838	3.99	4.54	4,598	4.28	4.57
	—	—	—	(799)	5.23	7.39	—	—	—	(799)	5.23	7.39
Japanese yen												
Fixed	2,595	3.02	2.08	—	—	—	—	—	—	2,595	3.02	2.08
	—	—	—	(139)	5.73	4.58	(1,408)	1.94	0.63	(1,547)	2.28	0.98
Adjustable	434	2.09	9.06	458	0.60	2.59	1,441	0.76	0.84	2,333	0.98	2.71
	—	—	—	(952)	1.29	4.09	(33)	1.23	9.83	(985)	1.29	4.28
Swiss francs												
Adjustable	—	—	—	1,311	2.78	2.13	—	—	—	1,311	2.78	2.13
United States dollars												
Fixed	25,689	4.81	5.74	620	5.62	1.33	580	5.25	5.77	26,889	4.84	5.64
	—	—	—	(150)	8.58	0.67	(16,517)	4.15	5.53	(16,667)	4.19	5.49
Adjustable	212	2.08	6.31	16,392	2.81	5.55	17,739	3.25	4.49	34,343	3.03	5.01
	—	—	—	(3,997)	2.98	3.53	(2,531)	2.08	4.44	(6,528)	2.63	3.88
Others												
Fixed	15,194	6.64	5.54	—	—	—	—	—	—	15,194	6.64	5.54
	—	—	—	(15,194)	6.64	5.54	—	—	—	(15,194)	6.64	5.54
Adjustable	134	7.46	6.16	—	—	—	—	—	—	134	7.46	6.16
	—	—	—	(134)	7.46	6.16	—	—	—	(134)	7.46	6.16
Total												
Fixed	45,712	5.33	5.31	793			580			47,085	5.34	5.24
	—	—	—	(16,113)			(18,763)			(34,876)	5.20	5.21
Adjustable	1,579	4.13	7.60	21,122			20,018			42,719	3.06	4.75
	—	—	—	(5,882)			(2,564)			(8,446)	2.80	4.30
Principal at face value	47,291	5.29	5.38	(80)			(729)			46,482	3.81	4.99
Fair value adjustments	1,703			(1,166)			(1,432)			(895)		
Net unamortized discount	(2,667)			1,063			729[3]			(875)		
Total	$46,327	5.29	5.38	$ (183)			$ (1,432)			$ 44,712	3.81	4.99

[1] As of December 31, 2008, the average reprising period of the net currency obligations for adjustable rate borrowings was four months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $183 million and $1,432 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,415 million and currency and interest rate swap liabilities at fair value of $1,800 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2009	$ 5,952	2014 through 2018	$13,772
2010	7,583	2019 through 2023	1,193
2011	4,926	2024 through 2028	2,816
2012	5,951	2037 and 2038	747
2013	4,351	Total	$47,291

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES I, J AND K

December 31, 2007
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,628	4.94	3.20	$ 181	6.70	1.67	$ —	—	—	$ 2,809	5.05	3.10
	—	—	—	(659)	5.57	2.25	(1,168)	4.16	4.40	(1,827)	4.67	3.62
Adjustable	806	5.33	8.32	3,672	4.50	3.57	1,168	4.61	4.40	5,646	4.64	4.42
	—	—	—	(806)	5.33	8.32	—	—	—	(806)	5.33	8.32
Japanese yen												
Fixed	2,133	2.91	3.03	677	0.95	0.83	45	1.71	0.37	2,855	2.43	2.47
	—	—	—	(90)	5.03	6.36	(1,190)	1.89	1.58	(1,280)	2.11	1.92
Adjustable	242	2.35	11.41	154	0.59	0.86	1,172	0.67	1.84	1,568	0.92	3.22
	—	—	—	(663)	1.19	4.75	(27)	1.23	10.83	(690)	1.19	4.99
Swiss francs												
Adjustable	—	—	—	1,237	2.56	3.13	—	—	—	1,237	2.56	3.13
United States dollars												
Fixed	23,727	5.29	5.42	620	5.62	2.33	580	5.25	6.77	24,927	5.29	5.37
	—	—	—	(650)	6.69	0.50	(11,566)	4.89	6.82	(12,216)	4.98	6.48
Adjustable	150	2.46	6.73	14,739	4.92	6.28	12,939	4.87	5.71	27,828	4.88	6.01
	—	—	—	(4,167)	4.84	3.66	(2,531)	4.74	5.44	(6,698)	4.81	4.33
Others												
Fixed	17,967	6.37	6.21	—	—	—	—	—	—	17,967	6.37	6.21
	—	—	—	(17,967)	6.37	6.21	—	—	—	(17,967)	6.37	6.21
Adjustable	118	10.11	5.31	—	—	—	—	—	—	118	10.11	5.31
	—	—	—	(118)	10.11	5.31	—	—	—	(118)	10.11	5.31
Total												
Fixed	46,455	5.58	5.49	1,478			625			48,558	5.51	5.38
	—	—	—	(19,366)			(13,924)			(33,290)	5.60	6.00
Adjustable	1,316	4.89	8.44	19,802			15,279			36,397	4.61	5.55
	—	—	—	(5,754)			(2,558)			(8,312)	4.63	4.79
Principal at face value	47,771	5.56	5.57	(3,840)			(578)			43,353	4.85	5.15
SFAS 133 — Fair value adjustments	(9)			599			(116)			474		
Net unamortized discount	(2,917)			1,344			578[3]			(995)		
Total	$44,845	5.56	5.57	$ (1,897)			$ (116)			$42,832	4.85	5.15

[1] As of December 31, 2007, the average repricing period of the net currency obligations for adjustable rate borrowings was five months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $1,897 million and $116 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,019 million and currency and interest rate swap liabilities at fair value of $1,006 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2007
Expressed in millions of United States dollars

Year of maturity	
2008	$ 7,460
2009	5,770
2010	6,014
2011	2,930
2012	6,483

Year of maturity	
2013 through 2017	$12,460
2018 through 2022	2,266
2023 through 2027	3,910
2037	478
Total	$47,771

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK - NOTE M

December 31, 2008 and 2007
Expressed in millions of United States dollars[1]

		Paid-in portion of subscribed capital				
Members	Shares	Freely convertible currencies	Other currencies	Callable portion of subscribed capital	Total 2008	Total 2007
Argentina	900,154	$ 361.1	$104.1	$10,393.8	$ 10,858.9	$ 10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada	334,887	173.7	—	3,866.2	4,039.9	4,039.9
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	2.2
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total before unallocated amount	8,367,264	3,870.6	468.8	96,598.5	100,937.9	100,937.9
Unallocated	—	—	—	—	—	15.7[2]
Total 2008	8,367,264	$ 3,870	$ 469	$ 96,599	$ 100,938	
Total 2007	8,368,563	$ 3,871	$ 469	$ 96,613		$ 100,953

[1] Data are rounded; detail may not add up to subtotals and totals because of rounding.
[2] Represents the then remaining shares of the former Socialist Federal Republic of Yugoslavia.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-7

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2008

Member countries	Subscribed shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	900,154	900,289	10.752
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.752
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.016
Canada	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.007
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.472
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,179	1,337,744	15.976
Grand total	8,367,264	8,373,609	100.000

[1] Data are rounded; detail may not add to subtotals and grand total because of rounding.



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